CABO
DRILLING CORP.

[redacted]

09046517

SEC Mail Processing
Section

JUL 06 2009

Washington, DC
110

June 19, 2009

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC
U.S.A. 20549

SUPPL

Dear Sir or Madam:

RE: Financial Statements, September 30, 2008, December 31, 2008 & March 31, 2009, and News Releases and Material Change Reports November 12, 2008 to June 1, 2009 - 12g3-2(b) No. 82-1401

Please find enclosed for Cabo Drilling Corp. the following:

> News Releases & Material Change reports from November 12, 2008 to June 1, 2009.
>
> Financial Statements and MD&A Reports for September 30, 2008, December 31, 2008 and March 31, 2009

If you have any questions or need further information, please feel free to give us a call.

Sincerely,
CABO DRILLING CORP.

Linda Teneycke
Executive Assistant

Enclosures

7/13

3rd Floor • 120 Lonsdale Ave., North Vancouver BC, Canada V7M 2E8 • Tel: (604)984-8894 • Fax: (604)983-8056
www.cabo.ca . info@cabo.ca

Form 51-102F3
Material Change Report

Item 1 **Name and Address of Company**

Cabo Drilling Corp.
3rd Floor, 120 Lonsdale Avenue
North Vancouver, B.C.
V7M 2E8

Item 2 **Date of Material Change**

November 12, 2008

Item 3 **News Release**

A news release dated November 12, 2008 delivered to Executive Business Services Inc.

Item 4 **Summary of Material Change**

The Issuer announces that it has expanded its drilling services into Albania and has been awarded a minimum 10,000 meter drill contract with Balkan Resources Inc.

Item 5 **Full Description of Material Change**

See attached news release dated November 12, 2008.

Item 6 **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

N/A.

Item 7 **Omitted Information**

None

Item 8 **Executive Officer**

John A. Versfelt, Chairman, President & CEO, Telephone: 604-984-8894.

Item 9 **Date of Report**

Dated at North Vancouver, British Columbia this 12th day of November 2008.

CABO DRILLING CORP.

2008 venture 50 TSX Venture Exchange

For Immediate Release: November 12, 2008

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
e-mail: ir@cabo.ca
web site: www.cabo.ca

CONTACT: John A. Versfelt, Chairman, President and CEO

CABO EXPANDS DRILLING SERVICES INTO ALBANIA AND IS AWARDED A MINUMUM 10,000 METER DRILL CONTRACT WITH BALKAN RESOURCES INC.

North Vancouver, BC – Cabo Drilling Corp.'s (TSX-V: CBE) ("Cabo" or the "Company") majority owned Balkan States Drilling SH.P.K. of Tirana, Albania has been awarded its first drilling contract in Albania. The contract is for a minimum 10,000 meters of core drilling on Balkan Resources Inc.'s Kokogllave Drill project in the district of Devolli, Albania.

The Kokogllave project (Koko) is located near the town of Bilisht which lies south east of Tirana, the capital of Albania. Koko is close to the border between Albania and Greece and is situated within the historic lateritic nickel/cobalt mineral region of Korça/Devolli.

Albania, which is one of the few remaining major under explored mineral regions in the world, is a Mediterranean country with unique geographical and geological features. The country is located 82 kilometers across the Strait of Otranto from Italy. Albania has a stable Parliamentary Democracy with a democratically elected government. The Prime Minister is the head of government in a pluriform multi-party system. Albania is a candidate country for admittance to the European Union ("EU") and was recently accepted as a member of NATO. The government has adopted EU integration as the strategic goal of the country and on April 13th, 2007 signed a bilateral agreement with the EU. Albania is making strong progress towards EU admittance and has been a strong ally of Western Europe.

"Cabo is pleased to announce the expansion of the Company's drilling services into the Albanian market place," stated John A. Versfelt, President and CEO of Cabo Drilling Corp. "Together with our Albanian partner, Fatbardh Doko, we have identified a number of opportunities within the country and will use our field office in Albania as a gateway location for potential prospects in the Balkan States Region of Eastern Europe. To this end, Cabo has formed Balkan States Drilling Ltd. a joint venture company with SHSHMN DOKO to offer exploration drilling services in Albania and the rest of the Balkan States Region."

About Balkan Resources Inc.
Balkan is a Canadian junior mining and exploration company focussed primarily on nickel and copper opportunities in Albania. The company has an operations office in Tirana, Albania. Balkan is currently in the process of seeking TSX Venture listing. Claude Schimper, C.O.O. of Balkan Resources Inc. said that "The creation of a Canadian-Albanian joint venture drilling company represents a new phase in mineral exploration in Albania enabling greater exploration opportunities in Albania".

About Cabo Drilling Corp. (TSX-V: CBE)
Cabo Drilling Corp. is a drilling services company headquartered in North Vancouver, British Columbia, Canada. The Company provides mining related and specialty drilling services through its Canadian divisions in Surrey, British Columbia; Montréal, Quebec; Kirkland Lake, Ontario; and Springdale, Newfoundland; as

well as Cabo Drilling de Mexico S.A. de C.V. of Hermosillo, Sonora, Mexico; Cabo Drilling (Panama) Corp. of Panama, Republic of Panama; Cabo Drilling Spain S.L. of Sevilla, Spain; and Balkan States Drilling SH.P.K. of Tirana, Albania. The Company's common shares trade on the Frankfurt Exchange under the symbol: DHL and on the TSX Venture Exchange under the symbol: CBE.

ON BEHALF OF THE BOARD

"John A. Versfelt"

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and SEDAR (www.sedar.com) or by contacting Investor Relations Mr. Garett Greene or Mr. John A. Versfelt, Chairman, President & CEO of the Company at 604-984-8894.

* * * *

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, potential mineral recovery processes and other business transactions timing. Forward-looking statements address future events and conditions and therefore, involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

Cabo Drilling Corp. was recognized as a TSX Venture 50™ company in 2008. TSX Venture 50 is a trade-mark of TSX Inc. and is used under license.

CABO DRILLING CORP.

For Immediate Release: December 1, 2008

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
e-mail: ir@cabo.ca
web site: www.cabo.ca

CONTACT: John A. Versfelt, Chairman, President and CEO

Cabo Announces Record Quarterly Results

North Vancouver, BC – Cabo Drilling Corp. ("Cabo" or the "Company") (TSX-V:CBE) today reported results for its fiscal year 2009 first quarter ended September 30, 2008.

1st QUARTER HIGHLIGHTS

(CDN $000s, except earnings per share)	Q1 – 09 Sept. 30	Q1 - 08 Sept. 30	FY 2008 June 30
Revenue	16,617	14,339	58,645
Earnings (Loss) Before Interest, Taxes, Amortization, Stock Based Compensation and Other Items (EBITDA)	2,504	2,349	6,764
Net Earnings (Loss) Before Taxes	1,695	1,759	3,951
Net Earnings (Loss) After Taxes	1,090	1,084	3,203
Earnings (Loss) per Share ($) (Basic and Diluted) Before Interest, Taxes, Amortization, Stock-based Compensation and Other Items (EBITDA)	0.05	0.05	0.15
Earnings (Loss) per Share ($) (Basic and Diluted)	0.02	0.03	0.07
Cash from Operations*	1,821	1,572	2,665
Gross Margin %	26.0%	26.1%	24.6%
Working Capital (deficiency)	7,716	6,225	3,272

*before changes in non-cash working capital items

The Company reports:

- Record quarterly revenue for the 1st quarter fiscal 2009 of $16.62 million, a 15.9% increase from 1st quarter fiscal 2008 revenue of $14.34 million.
- 1st quarter fiscal 2009 earnings before interest, taxes, amortization, stock-based compensation and other items of $2.50 million compared to 1st quarter fiscal 2008 earnings before interest, tax, amortization, stock based compensation and other items (EBITDA) of $2.35 million, resulting in 1st quarter fiscal 2009 earnings before interest, taxes, amortization, stock-based compensation and other items of $0.05 per share and $0.05 per share in the 1st quarter of fiscal 2008.
- Net before tax earnings for the 1st quarter of fiscal 2009 of $1.70 million compared to 1st quarter fiscal 2008 before tax earnings of $1.76 million.
- Net after tax earnings for the 1st quarter of fiscal 2009 of $1.09 million compared to net after tax earnings for the 1st quarter of fiscal 2008 of $1.08 million, resulting in 1st quarter fiscal 2009 net after tax earnings of $0.02 per share compared to net after tax earnings for 1st quarter fiscal 2008 of $0.03 per share.
- Gross margin percentage for the 1st quarter fiscal 2009 was 26.0% compared with a gross margin of 26.1% in 1st quarter fiscal 2008 and 20.0% in the 4th quarter of fiscal 2008.
- Cash from operations, before changes in non-cash working capital items, was $1.82 million for the 1st quarter fiscal 2009 compared to 1st quarter fiscal 2008 cash from operations of $1.57 million.
- A current asset balance of $27.88 million and working capital of $7.72 million.
- Total assets of $43.58 million and total liabilities of $22.77 million.

"Cabo recorded its highest ever quarterly revenues for the first quarter fiscal 2009 of $16.62 million compared to our previous high of $16.04 million recorded in the second quarter of fiscal 2008," said John A. Versfelt, President and CEO of Cabo Drilling Corp. "This also represents a 16% increase from the $14.34 million recorded during the first quarter of fiscal 2008. Our international division recorded 27% of the revenues compared to 5% in the first quarter of fiscal 2008 and 19% recorded during fiscal 2008. Our growth in our international operations is a contributing factor to our record results. In addition to our revenue growth internationally, our Ontario and Atlantic divisions maintained revenue levels realized in the previous quarters."

"Gross margins showed improvement with an increase to 26.0% in the 1st quarter of fiscal 2009 compared to 20.0% in the fourth quarter of fiscal 2008 and is in line with 26.1% in the 1st quarter of fiscal 2008," stated John A. Versfelt. "While we are pleased with the improvement in our gross margin from our previous quarter, we will continue to work towards improving our gross margin through improved efficiencies."

"The Company had strong cash flow from operations in the 1st quarter of fiscal 2009," said Mr. Versfelt. "The Company recorded cash flow from operations (before changes in non-cash operating working capital items) of $1.82 million in the 1st quarter of fiscal 2009 compared to $1.57 million in the same period during the prior year, an improvement of 15.9%."

"The Company recorded a net income of $1.09 million during the 1st quarter of fiscal 2009 or $0.02 earnings per share compared $1.08 million or $0.03 earnings per share in the 1st quarter of fiscal 2008," noted John A. Versfelt. "EBITDA increased 6.4% to $2.50 million during the first quarter of fiscal 2009, compared to $2.35 million in the previous corresponding period. While these are good results, we are evaluating all cost areas, particularly general and administrative costs, to improve the bottom line even though gross revenues in the coming quarters are expected to be lower."

"Cabo's management reports that drill utilization is decreasing as of the second quarter of fiscal 2009, compared to fiscal 2008. Consequently, we expect that revenues in the balance of 2009, in most of our divisions, will decrease. Seasonal shutdowns are happening earlier this year, particularly in Canada. Although revenues in Canada will be lower, the Company continues to service several longer term, multi-drill projects for intermediate and major mining companies." stated John A. Versfelt. "Based on current contracts and bid requests, management believes that around 60% of our international drill fleet of 24 drills will be operating through the balance of the Company's fiscal year."

"We were able to react quickly to the dramatic economic downturn, requiring all of the Cabo divisions to re-evaluate and revise fiscal budgets, as well as implement cost reductions. Salaries, wages and consulting fees have been frozen until further notice. In addition senior management volunteered to take salary cuts," said Mr. Versfelt. "Administration, warehouse and maintenance staff levels were reduced by 25% and a number of general administrative and operating cost reduction measures were taken. As a result of the Company's cost reduction measures, the Company negotiated the return of inventories for credit against accounts payable that should total approximately $1,000,000. We are focused on maintaining and increasing cash flow, tightly managing our inventories and continuing to add to our base of mid-tier and larger capitalized exploration and mining customers with good working capital."

First quarter ended September 30, 2008

Revenue for the quarter ending September 30, 2008 increased 16% to $16.62 million, compared to $14.34 million in the first quarter of fiscal 2008 and 14% compared to the $14.63 million recorded in the fourth quarter of fiscal 2008. The increase can be attributed primarily to significant growth from our international divisions. Revenues from our international divisions represent 27% of first quarter fiscal 2009 revenues as compared to 5 % in the first quarter of fiscal 2008 and 20% in the fourth quarter of fiscal 2008. Management expects international operations to contribute a growing percentage of the Company's total revenue stream as the Albanian division, Balkan States Drilling SH.P.K., begins operations in the second quarter of fiscal 2009.

Surface drilling revenues increased $1.71 million to $12.95 million in fiscal 2009 as compared to $11.25 million in the first quarter of fiscal 2008, while underground drilling grew 21% to $3.48 million from $2.76 million in the first quarter of fiscal 2008. Geotechnical drilling decreased significantly as the Quebec division expanded to include

reverse circulation drilling in its operations, resulting in over $1.0 million in revenues for the Quebec division during the first quarter of fiscal 2009.

Direct costs for the quarter ended September 30, 2008 were $12.29 million compared to $10.60 million in the first quarter of fiscal 2008 and $11.72 million in the fourth quarter of fiscal 2008. The increase is a direct result of higher activity, which resulted in higher revenue in fiscal 2008. Gross margins for the quarter ended September 30, 2008 were 26.0% compared to 26.1% during the first quarter of fiscal 2008 and 20.0% in the fourth quarter of the fiscal year 2008. The Company recorded higher gross margins in most divisions during the first quarter of fiscal 2009, but experienced higher costs in the Pacific, United States and Mexico divisions. The lower margins experienced by our Mexico division are a direct result of decreased drill utilization in Mexico during the first quarter of fiscal 2009, as compared to the first quarter of fiscal 2008.

The Company reported EBITDA (earnings before interest, tax, amortization, stock-based compensation and other items) of $2.50 million for the 1st quarter ending September 30, 2009 as compared to $2.35 million in the same quarter fiscal 2008.

General and administrative expenses decreased by approximately 28.0% or $709 thousand from $2.50 million in the fourth quarter fiscal 2008 to $1.79 million in the first quarter of fiscal 2009. Compared to $1.36 million recorded in the first quarter of fiscal 2008 there was an increase of $160 thousand (10%) in general and administrative expenses. At 10.9%, as a percentage of revenue in fiscal 2008, general and administration costs have increased marginally on a pro-rata quarter to quarter comparison but lower than the 12.4% recorded on an annual basis in fiscal 2008. Increased costs can be attributed to additional administration personnel in our international operations, higher travel and higher insurance and office costs. Salaries and wages expense increased from $964,598 in the first quarter of fiscal 2008 to $1.05 million in the first quarter of fiscal 2009, as a result of the salary increases that were effected in the second and third quarter of fiscal 2008. The Company's international expansion caused an increase in corporate travel costs to $119,523 as compared to $67,224 during comparable periods last year.

Amortization of property, plant and equipment for the period ending September 30, 2008 increased to $677,574 compared to $516,089 during the first quarter of fiscal 2008. The increase is due to the acquisition of $5.37 million of capital assets during fiscal 2008 and the additional $1.19 million in capital assets acquired during the first quarter of fiscal 2009. The amortization expense of $ 709,000 recorded in the fourth quarter of fiscal 2008 is higher due to an adjustment for lower expenses recorded in prior quarters of fiscal 2008.

Net earnings for the first quarter in fiscal 2009 were $1.09 million compared to net earnings of $1.08 million earned in the first quarter of fiscal 2008 and compared to a net income of $581,487 in the fourth quarter of fiscal 2008. Although revenues were 16% higher during the first quarter of fiscal 2009 compared to the first quarter of the fiscal 2008, increased general and administration costs resulted in a similar net income for the comparable periods. The increase, as compared to the fourth quarter of fiscal 2008, is due to the higher revenues and gross margins reported during the first quarter of fiscal 2009.

The Company's cash (cash and cash equivalents) position at September 30, 2008, is $747,693 compared to $785,261 at June 30, 2008. Short-term investments and marketable securities decreased $28,603, from $116,308 at June 30, 2008, to $87,705 at September 30, 2008. The decrease can be attributed to changes in market prices at September 30, 2008. We have adjusted the value of our holdings at September 30, 2008 as recorded in the comprehensive income statement. At September 30, 2008, the balance of $87,705 consists of shares in Canadian public corporations.

Accounts receivable increased by $2.12 million to $14.08 million at September 30, 2008 from $11.96 million at June 30, 2008. The increase resulted primarily from the record revenues during the first quarter of fiscal 2009. This balance at September 30, 2008 represents 85% of revenues earned during the first quarter of fiscal 2009. Cabo is experiencing a steady reduction of receivables as the business consolidates.

Property plant and equipment increased to $15.35 million at September 30, 2008 from $14.17 million at June 30, 2008, an increase of $1.18 million during the quarter, primarily from the addition of four new drills. The Company invested $5.47 million in new property plant and equipment in fiscal 2008.

Cash flow from operations (before changes in non-cash operating working capital items) was $1.82 million during the 1st quarter of fiscal 2009, as compared $1.57 million in the 1st quarter of fiscal 2008.

Working capital increased by $1.49 million from $6.23 million at September 30, 2008 to $7.72 million at September 30, 2008.

The mineral drilling industry is dependent on demand for and supply of precious, base and strategic metals, as well as precious stones. Demand and supply factors for these commodities can change dramatically up or down, as we have witnessed in the past two years, causing dynamic shifts in the supply of drills and drilling personnel from under supply to oversupply. The recent financial stress in financial credit and equity markets, as well as significant global currency and economy changes, have caused substantial negative changes to the global metals supply and demand factors. This has led to much uncertainty in the global mining and related service markets. Management's expectation is that its growth cycle peaked in the first quarter of fiscal 2009. Drill and inventory rationalization in the seven areas of the world, where the Company now works, is taking place on an ongoing basis. Further, management is focused on reducing debt, cutting costs, dramatically reducing capital and inventory expenditures, and increasing cash. Cabo Drilling is fortunate that with five new general managers in the past year it has an excellent team of professionals with many years of experience in expanding, as well as retreating markets.

In order to improve on profitability in an environment of decreasing demand and volatile commodity prices, we must be relentless on cost control and spending reduction, while at the same time maintaining our experienced workforce, enforcing our high safety standards, and remaining focused on high employee relations and customer relations.

About Cabo Drilling Corp. (TSX-V: CBE)

Cabo Drilling Corp. is a drilling services company headquartered in North Vancouver, British Columbia, Canada. The Company provides mining related and specialty drilling services through its Canadian divisions in Surrey, British Columbia; Montréal, Quebec; Kirkland Lake, Ontario; and Springdale, Newfoundland; as well as Cabo Drilling de Mexico S.A. de C.V. of Hermosillo, Mexico; Cabo Drilling (Panama) Corp. of Panama, Republic of Panama; Cabo Drilling Spain S.L. of Sevilla, Spain; Balkan States Drilling SH.P.K. of Tirana, Albania; and Cabo Drilling (International) Inc. The Company's common shares trade on the Frankfurt Exchange under the symbol: DHL and on the TSX Venture Exchange under the symbol: CBE.

ON BEHALF OF THE BOARD

"John A. Versfelt"

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and SEDAR (www.sedar.com) or by contacting Investor Relations, Sheri Barton, at 403-217-5830 or Mr. John A. Versfelt, Chairman, President & CEO of the Company at 604-984-8894.

* * * *

Form 51-102F3
Material Change Report

Item 1 **Name and Address of Company**

Cabo Drilling Corp.
3rd Floor, 120 Lonsdale Avenue
North Vancouver, B.C.
V7M 2E8

Item 2 **Date of Material Change**

December 11, 2008

Item 3 **News Release**

A news release dated December 11, 2008 delivered to Marketwire and Canada Stockwatch.

Item 4 **Summary of Material Change**

The Issuer's majority owned Balkan States Drilling SH.P.K. of Tirana, Albania has been awarded two additional contracts from Balkan Resources Inc. The contracts call for the Issuer to drill 13,000 meters on Balkan Resources Perlati Project and 1,500 meters on their Librazhd Project, in Albania..

Item 5 **Full Description of Material Change**

See attached news release dated December 11, 2008.

Item 6 **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

N/A.

Item 7 **Omitted Information**

None

Item 8 **Executive Officer**

John A. Versfelt, Chairman, President & CEO, Telephone: 604-984-8894.

Item 9 **Date of Report**

Dated at North Vancouver, British Columbia this 11th day of December, 2008.

"John A. Versfelt"

John A. Versfelt, Chairman, President & CEO

CABO DRILLING CORP.

2008 venture 50 TSX Venture Exchange

For Immediate Release: December 11, 2008

CONTACT: John A. Versfelt, Chairman, President and CEO

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
e-mail: ir@cabo.ca
web site: www.cabo.ca

CABO TO DRILL ADDITIONAL 14,500 METERS IN ALBANIA FOR BALKAN RESOURCES INC & CANCEL STOCK OPTIONS

North Vancouver, BC – Cabo Drilling Corp.'s (TSX-V: CBE) ("Cabo" or the "Company") majority owned Balkan States Drilling SH.P.K. of Tirana, Albania has been awarded two additional contracts from Balkan Resources Inc. The contracts call for the Company to drill 13,000 meters on Balkan Resources Perlati Project and 1,500 meters on their Librazhd Project, in Albania.

The Perlati project is located in the Merdite District, a known copper district, southeast of the city of Rrëshen, about fifty kilometres north of Tirana, the capital of Albania, in the northern part of the country. The objectives of the drill program are to delineate the known deposit to a NI 43-101 compliant mineral resource, expand the existing mineralized zone and test further exploration targets. Cabo has mobilized a BBS-56 drill to the site and drilling has commenced.

The Librazhd Project is located in the Librazhd District near the town of Dardhe in central Albania. The initial diamond drill program consists of three exploration holes. The targeted area has no historic diamond drill information, but has an historic resource that was based on excavations in the area. Preparation for the diamond drilling program has included the rehabilitation of 9.6 km of road from the village of Upper Dardhe to the drill sites, as well as the construction of a water reservoir near the drill sites. Cabo is drilling that site with a BBS-37drill.

Balkan States Drilling SH.P.K. is a joint venture company 70% owned by Cabo Drilling Corp. of North Vancouver, BC, Canada and 30% owned by SHSHMN DOKO of Elbasan, Albania. Balkan States Drilling SH.P.K. offers drilling services in Albania and the rest of the Balkan States Region of Eastern Europe.

About Balkan Resources Inc.

Balkan is a Canadian junior mining and exploration company focussed primarily on nickel and copper opportunities in Albania. The company has an operations office in Tirana, Albania. Balkan is currently in the process of seeking TSX Venture listing. Claude Schimper, C.O.O. of Balkan Resources Inc. said that "The creation of a Canadian-Albanian joint venture drilling company represents a new phase in mineral exploration in Albania enabling greater exploration opportunities in Albania".

Cancellation of Stock Options

The Company is cancelling its outstanding stock options with respect to 2,477,500 shares. Following the cancellation the Company will have no stock options issued under its rolling 10% stock option plan. It has 47,767,013 issued and outstanding common shares. Any future options to directors, officers, employees and consultants will be granted, subject to TSX Venture Exchange acceptance, on terms in accordance with the Company's Stock Option Plan and with Exchange policy.

...2

About Cabo Drilling Corp. (TSX-V: CBE)

Cabo Drilling Corp. is a drilling services company headquartered in North Vancouver, British Columbia, Canada. The Company provides mining related and specialty drilling services through its Canadian divisions in Surrey, British Columbia; Montréal, Quebec; Kirkland Lake, Ontario; and Springdale, Newfoundland; as well as Cabo Drilling de Mexico S.A. de C.V. of Hermosillo, Sonora, Mexico; Cabo Drilling (Panama) Corp. of Panama, Republic of Panama; Cabo Drilling Spain S.L. of Sevilla, Spain; and Balkan States Drilling SH.P.K. of Tirana, Albania. The Company's common shares trade on the TSX Venture Exchange under the symbol: CBE and on the Frankfurt Exchange under the symbol: DHL.

ON BEHALF OF THE BOARD

"John A. Versfelt"

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and SEDAR (www.sedar.com) or by contacting Investor Relations, Sheri Barton, at 403-217-5830 or Mr. John A. Versfelt, Chairman, President & CEO of the Company at 604-984-8894.

* * * *

Form 51-102F3
Material Change Report

Item 1 **Name and Address of Company**

Cabo Drilling Corp.
3rd Floor, 120 Lonsdale Avenue
North Vancouver, B.C.
V7M 2E8

Item 2 **Date of Material Change**

February 5, 2009

Item 3 **News Release**

A news release dated February 5, 2009 delivered to Marketwire and Canada Stockwatch.

Item 4 **Summary of Material Change**

The Issuer's Atlantic division has been awarded a contract for 1,500 meters of NQ core drilling by Marathon PGM Corporation (TSX-V: PGR). The drilling is to be completed on Marathon's Dorset and Steel Mountain properties in Newfoundland.

Item 5 **Full Description of Material Change**

See attached news release dated February 5, 2009.

Item 6 **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

N/A.

Item 7 **Omitted Information**

None

Item 8 **Executive Officer**

John A. Versfelt, Chairman, President & CEO, Telephone: 604-984-8894.

Item 9 **Date of Report**

Dated at North Vancouver, British Columbia this 5th day of February, 2009.

"John A. Versfelt"

Kpi o!B/!Wfstgfmu!Di bjsn bo-!Qsftjefou' !DFP!

CABO DRILLING CORP.

2008 venture 50 TSX Venture Exchange

For Immediate Release: February 5, 2009

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
e-mail: ir@cabo.ca
web site: www.cabo.ca

CONTACT: John A. Versfelt, Chairman, President and CEO

CABO TO DRILL 1,500 METERS FOR MARATHON PGM CORPORATION

North Vancouver, BC – Cabo Drilling Corp.'s (TSX-V: CBE) ("Cabo" or the "Company") Atlantic division has been awarded a contract for 1,500 meters of NQ core drilling by Marathon PGM Corporation (TSX-V: PGR). The drilling is to be completed on Marathon's Dorset and Steel Mountain properties in Newfoundland.

Cabo's Atlantic division will utilize its new CS20 drill on the Marathon project commencing the beginning of February 2009. The drilling program will focus on testing 6 targets identified by a detailed 3D IP geophysical survey and geological mapping.

The Company previously worked for Marathon PGM Corporation on their project near Marathon, Ontario, where its Ontario division successfully completed a 25,000 meter NQ core drilling program in the summer of 2008.

About Marathon PGM Corporation (TSX-V: PGR)
Marathon has completed a definitive feasibility study on the Marathon PGM-Cu deposit in Ontario and has development and exploration stage properties in southeastern Manitoba and in western Newfoundland & Labrador. The Company is actively looking for additional projects of merit.

About Cabo Drilling Corp. (TSX-V: CBE)
Cabo Drilling Corp. is a drilling services company headquartered in North Vancouver, British Columbia, Canada. The Company provides mining related and specialty drilling services through its Canadian divisions in Surrey, British Columbia; Montréal, Quebec; Kirkland Lake, Ontario; and Springdale, Newfoundland; as well as Cabo Drilling de Mexico S.A. de C.V. of Hermosillo, Mexico; Cabo Drilling (Panama) Corp. of Panama, Republic of Panama; Cabo Drilling Spain S.L. of Sevilla, Spain; Balkan States Drilling SH.P.K. of Tirana, Albania; and Cabo Drilling (International) Inc. The Company's common shares trade on the Frankfurt Exchange under the symbol: DHL and on the TSX Venture Exchange under the symbol: CBE.

ON BEHALF OF THE BOARD

"John A. Versfelt"

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and SEDAR (www.sedar.com) or by contacting Investor Relations, Sheri Barton, at 403-217-5830 or Mr. John A. Versfelt, Chairman, President & CEO of the Company at 604-984-8894.

* * * *

CABO
DRILLING CORP.

For Immediate Release: March 2, 2009

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
e-mail: ir@cabo.ca
web site: www.cabo.ca

CONTACT: John A. Versfelt, Chairman, President and CEO

Cabo Announces 2nd Quarter Results

North Vancouver, BC – Cabo Drilling Corp. ("Cabo" or the "Company") (TSX-V:CBE) today reported results for its fiscal year 2009 second quarter ended December 31, 2008.

2nd QUARTER HIGHLIGHTS

(CDN $000s, except earnings per share)	**3 months ending Dec. 31/08**	**3 months ending Dec. 31/07**	**6 months ending Dec. 31/08**	**6 months ending Dec. 31/07**
Revenue	11,825	13,635	28,442	27,974
Earnings (Loss) Before Interest, Taxes, Amortization, Stock Based Compensation and Other Items (EBITDA)	1,437	1,854	3,941	4,203
Net Earnings (Loss) Before Taxes	506	1,212	2,201	2,971
Net Earnings (Loss) After Taxes	330	807	1,420	1,890
Earnings (Loss) per Share ($) (Basic and Diluted) Before Interest, Taxes, Amortization, Stock-based Compensation and Other Items (EBITDA)	0.03	0.04	0.08	0.09
Earnings (Loss) per Share ($) (Basic and Diluted)	0.01	0.02	0.03	0.04
Cash from Operations*	924	1,236	2,745	2,912
Gross Margin %	26.1%	25.0%	26.0%	25.6%
Working Capital (deficiency)	7,765	7,056	7,765	7,056

*before changes in non-cash working capital items

The Company reports:

- Quarterly revenue for the 2nd quarter fiscal 2009 of $11.82 million compared to $13.63 million revenue in the 2nd quarter of fiscal 2008.
- 2nd quarter fiscal 2009 earnings before interest, taxes, amortization, stock-based compensation and other items (EBITDA) of $1.44 million compared to 2nd quarter fiscal 2008 earnings before interest, tax, amortization, stock based compensation and other items (EBITDA) of $1.85 million, resulting in 2nd quarter fiscal 2009 earnings before interest, taxes, amortization, stock-based compensation and other items of $0.03 per share and $0.04 per share in the 2nd quarter of fiscal 2008.
- Net before tax earnings for the 2nd quarter of fiscal 2009 of $505,951 compared to 2nd quarter fiscal 2008 before tax earnings of $1.21 million.
- Net after tax earnings for the 2nd quarter of fiscal 2009 of $330,288 compared to net after tax earnings for the 2nd quarter of fiscal 2008 of $806,971, resulting in 2nd quarter fiscal 2009 net after tax earnings of $0.01 per share compared to net after tax earnings for 2nd quarter fiscal 2008 of $0.02 per share.
- Gross margin percentage for the 2nd quarter fiscal 2009 was 26.1% compared with a gross margin of 25.0% in 2nd quarter fiscal 2008 and 26.0% in the 1st quarter of fiscal 2009.
- Cash from operations, before changes in non-cash working capital items, was $924,014 for the 2nd quarter fiscal 2009 compared to 2nd quarter fiscal 2008 cash from operations of $1.24 million.
- A current asset balance of $22.03 million and working capital of $7.77 million.
- Total assets of $38.23 million and total liabilities of $16.74 million.

"The Company recorded revenues for the second quarter, fiscal 2009 of $11.82 million compared to the $13.63 million recorded in the second quarter of fiscal 2008," said John A. Versfelt, President and CEO of Cabo Drilling Corp. "The strength of our international divisions sector continues as 39% of quarterly revenues came from the international sector as compared to 19% in fiscal 2008. The Company has seen a decrease in gross revenue from our Canadian divisions due to decreased demand for drilling and resulting lower prices, because of the economic downturn. Management expects gross revenue from the Canadian divisions to remain low until late 2009. We are also experiencing lower demand for drilling services in our Mexico division."

"Gross margins showed a slight improvement with an increase to 26.1% in the 2nd quarter of fiscal 2009 compared to 26.0% in the 1st quarter of fiscal 2009 and 25.0% in the 2nd quarter of fiscal 2008," stated John A. Versfelt. "While we appreciate that we have experienced 26% plus gross margins for two consecutive quarters, in these difficult times, we are going to continue to work hard towards improving this number through more cost cutting measures."

"The Company recorded cash flow from operations in the 2nd quarter of fiscal 2009 of $924,014," said Mr. Versfelt. "This is comparable to $1.24 million in the 2nd quarter of fiscal 2008. It is our belief that we will be able to generate sufficient cash flow through 2009 to meet current and future working capital, capital expenditure and debt obligation requirements."

"The Company recorded a net income of $330,288 during the 2nd quarter of fiscal 2009 or $0.01 earnings per share compared to $806,971 or $0.02 earnings per share in the 2nd quarter of fiscal 2008," noted John A. Versfelt. "EBITDA decreased 22.4% to $1.44 million during the second quarter of fiscal 2009, compared to $1.85 million in the previous corresponding period. This is a direct result of a decrease in gross revenue from our Canadian divisions caused by decreased demand for drilling and resulting lower prices brought about by the economic downturn."

"Management is very focused on increasing cash flow, decreasing general and administration expenditures, tightly managing inventories and continuing to add to our base of mid-tier and larger capitalized exploration and mining customers with good working capital," noted Mr. Versfelt. "As a result of the oversupply of drills in Canada, there is a continued pressure to reduce drilling prices. Consequently, the Company initiated a cost reduction plan which included releasing approximately 25% of the support personnel, instituting a wage and hiring freeze and reducing Management salaries. We are also experiencing reduced supply and fuel costs which help to decrease the per meter bid prices."

"Overall, Management's expectation is that the Company's third quarter fiscal 2009 will be quite slow primarily due to the poor mineral and mineral exploration equity markets and the uncertainty in the credit markets. The bright spots however are gold and silver. Financings are being made available for gold and silver projects, resulting in more requests for bids for both surface and underground exploration and mining projects," stated Mr. Versfelt. "Management believes that the gold mining areas of Canada, as well as Mexico, Latin America and West Africa will experience greater interest in drilling demand in the balance of 2009. However, we also expect lower demand for drilling from most of the base metal sectors in 2009. Copper and iron projects are showing some signs of renewed life, which is important for Cabo Drilling, since we have considerable experience with these types of projects."

Second quarter ended December 31, 2008

Revenue for the quarter ending December 31, 2008 decreased 29% to $11.82 million, compared to $16.62 million in the first quarter of fiscal 2009 and 13% compared to the $13.63 million recorded in the second quarter of fiscal 2008. The decrease can be primarily attributed to lower revenues from our Canadian and Mexico operations, which was partially offset by growth from our other international divisions. Revenues from our international divisions represent 39% of second quarter fiscal 2009 revenues, as compared to 27% in the first quarter of fiscal 2009 and 17% in the second quarter of fiscal 2008. Management expects revenue from our international operations to increase as we shift equipment from divisions with lower utilization to new regions of increased demand.

Surface drilling revenues decreased 17% in the second quarter of fiscal 2009 by $1.69 million to $8.51 million as compared to $10.20 million in the first quarter of fiscal 2008 and underground drilling decreased marginally by 2% to $3.05 million during the second quarter of fiscal 2009 from $3.12 million in the second quarter of fiscal 2008. Geotechnical drilling decreased slightly as the Quebec division expanded to include reverse circulation drilling in its operations, resulting in over $1.0 million in revenues for the Quebec division during the second quarter of fiscal 2009.

Direct costs for the quarter ended December 31, 2008 were $8.74 million compared to $10.22 million in the second quarter of fiscal 2008 and $12.29 million in the first quarter of fiscal 2009. Gross margins for the quarter ended December 31, 2008 were 26.1% compared to 25.0% during the second quarter of fiscal 2008 and 26.0% in the first quarter of the fiscal year 2009. Most divisions maintained the gross margin levels of the first quarter, fiscal 2009 into the second quarter of fiscal 2009. However, the Company experienced higher costs in the Pacific and Mexico divisions. The lower margins experienced by our Mexico division are a direct result of decreased drill utilization in Mexico during the second quarter of fiscal 2009, as compared to the second quarter of fiscal 2008.

The Company reported EBITDA (earnings before interest, tax, amortization, stock-based compensation and other items) of $1.44 million for the 2nd quarter of fiscal 2009 as compared to $1.85 million in the same quarter fiscal 2008.

General and administrative expenses increased by approximately 16.5% or $496,086 from $3.00 million in the first six months of fiscal 2008 to $3.49 million in the first six months of fiscal 2009. Increased costs can be attributed to additional administration personnel in our international operations, higher travel and higher insurance and office costs. Salaries and wage expense increased from $1.84 million in the first six months of fiscal 2008 to $2.12 million in the comparable period of fiscal 2009, primarily due to added administration personnel in our international divisions. Overall, the international divisions incurred $588,076 in administration costs during the first six months fiscal 2009, as compared to $366,218 for the comparable period last year. General and administration expenses will decrease over the balance of the year 2009 as the full effect of Management implemented cost controls is experienced.

Amortization of property, plant and equipment for the six months ending December 31, 2008 increased to $1.42 million compared to $1.06 million during the first six months of fiscal 2008. The increase is due to the acquisition of $5.37 million of capital assets during fiscal 2008 and the additional $3.66 million in capital assets recorded during the first six months of fiscal 2009.

Net earnings for the first six months of fiscal 2009 were $1.42 million compared to net earnings of $1.89 million earned in the comparable period of fiscal 2008. Although revenues were similar during the comparable periods, increased general and administration costs, interest and amortization resulted in the lower net income for the comparable periods.

The Company's cash (cash and cash equivalents) position at December 31, 2008, is $1.80 million compared to $785,261 at June 30, 2008. Short-term investments and marketable securities decreased $71,955, from $116,308 at June 30, 2008, to $44,353 at December 31, 2008. The decrease can be attributed to changes in market prices of marketable securities at December 31, 2008. We have adjusted the value of our holdings at December 31, 2008 as recorded in the comprehensive income statement. At December 31, 2008, the balance of $44,353 consists of shares in Canadian public corporations.

Accounts receivable decreased by $2.94 million or 25% to $9.02 million at December 31, 2008 from $11.96 million at June 30, 2008. The decrease resulted primarily from Management's focus on accounts receivable and also reduced revenues during the second quarter of fiscal 2009.. The balance at December 31, 2008 represents 76% of revenues earned during the second quarter of fiscal 2009 compared to 85% at September 30, 2008, when comparing the accounts receivable levels quarter to quarter.

Property, plant and equipment increased to $15.70 million at December 31, 2008 from $14.17 million at June 30, 2008, an increase of $1.53 million during the six months ending December 31, 2008, primarily from the addition of four new drills. The Company invested $3.66 million in capital equipment during the six months ending December 31,2008.

Cash flow from operations (before changes in non-cash operating working capital items) for the first six months of fiscal 2009 was $2.74 million compared to $2.91 million during the first six months of fiscal 2008.

Working capital increased by $709,432 from $7.06 million at December 31, 2007 to $7.77 million at December 31, 2008.

The mineral drilling industry is dependent on demand for and supply of precious, base and strategic metals as well as precious stones. Demand and supply factors for these commodities can change dramatically up and down, as we have witnessed in the past two years, causing dynamic shifts in the supply of drills and drilling personnel from undersupply to oversupply. The recent financial stress in financial credit and equity markets, as well as significant global currency and economy changes, have caused substantial negative changes to the global metals supply and demand factors, resulting in much uncertainty in the global mining and related services markets. Today, the drilling industry is experiencing over supply of drills, resulting in greater competition for fewer drilling projects, causing significant pricing reductions. Management has initiated comprehensive cost and spending controls, as well as risk management procedures throughout the Company which will allow the Company to reduce its drilling prices on a competitive basis. Largely due to prudent debt management over the past two years, the Company's banking facilities are safe and debt ratios are low. Senior management is very focused on careful cash management, reduction of debt, and high customer relations and employee relations.

Historical corporate strategies of building the long term customer base revenues and attracting new clients, while achieving operating efficiencies will continue, but with the slowdown in growth, management has greater opportunity to be even more focused on basic business principles.

In order to improve on profitability in an environment of decreasing demand and volatile commodity prices, we must be relentless on cost control and spending reduction, while at the same time maintaining our experienced workforce, enforcing our high safety standards, and remaining focused on high employee relations and customer relations.

About Cabo Drilling Corp. (TSX-V: CBE)
Cabo Drilling Corp. is a drilling services company headquartered in North Vancouver, British Columbia, Canada. The Company provides mining related and specialty drilling services through its Canadian divisions in Surrey, British Columbia; Montréal, Quebec; Kirkland Lake, Ontario; and Springdale, Newfoundland; as well as Cabo Drilling de Mexico S.A. de C.V. of Hermosillo, Mexico; Cabo Drilling (Panama) Corp. of Panama, Republic of Panama; Cabo Drilling Spain S.L. of Seville, Spain; Balkan States Drilling SH.P.K. of Tirana, Albania; and Cabo Drilling (International) Inc. The Company's common shares trade on the Frankfurt Exchange under the symbol: DHL and on the TSX Venture Exchange under the symbol: CBE.

ON BEHALF OF THE BOARD

"John A. Versfelt"

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and SEDAR (www.sedar.com) or by contacting Investor Relations, Sheri Barton, at 403-217-5830 or Mr. John A. Versfelt, Chairman, President & CEO of the Company at 604-984-8894.

* * * *

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, potential mineral recovery processes and other business transactions timing. Forward-looking statements address future events and conditions and therefore, involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

Cabo Drilling Corp. was recognized as a TSX Venture 50™ company in 2008. TSX Venture 50 is a trade-mark of TSX Inc. and is used under license.

#12g3-2(b) No. 82-1401

CABO DRILLING CORP.

SEC Mail Processing Section

JUL 06 2009

Washington, DC 110

2008 venture 50 TSX Venture Exchange

For Immediate Release: June 1, 2009

CONTACT: John A. Versfelt, Chairman, President and CEO

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
e-mail: ir@cabo.ca
web site: www.cabo.ca

Cabo Announces 3rd Quarter Results

North Vancouver, BC – Cabo Drilling Corp. ("Cabo" or the "Company") (TSX-V:CBE) today reported results for its fiscal year 2009 third quarter ended March 31, 2009.

3rd QUARTER HIGHLIGHTS

(CDN $000s, except earnings per share)	3 months ending Mar. 31/09	3 months ending Mar. 31/08	9 months ending Mar. 31/09	9 months ending Mar. 31/08
Revenue	6,522	16,037	34,964	44,011
Earnings (Loss) Before Interest, Taxes, Amortization, Stock Based Compensation and Other Items (EBITDA)	102	1,860	4,043	6,066
Net Earnings (Loss) Before Taxes	(765)	1,095	1,435	4,066
Net Earnings (Loss) After Taxes	(1,075)	731	345	2,622
Earnings (Loss) per Share ($) (Basic and Diluted) Before Interest, Taxes, Amortization, Stock-based Compensation and Other Items (EBITDA)	0.00	0.04	0.08	0.13
Earnings (Loss) per Share ($) (Basic and Diluted)	(0.02)	0.02	0.01	0.05
Cash from Operations*	(346)	1,422	2,399	4,334
Gross Margin %	27.0%	22.9%	26.2%	24.6%
Working Capital (deficiency)	7,243	7,437	7,243	7,437

*before changes in non-cash working capital items

The Company reports:

- Quarterly revenue for the 3rd quarter fiscal 2009 of $6.52 million compared to $16.04 million revenue in the 3rd quarter of fiscal 2008.
- 3rd quarter fiscal 2009 earnings before interest, taxes, amortization, stock-based compensation and other items (EBITDA) of $101,828 compared to 3rd quarter fiscal 2008 earnings before interest, tax, amortization, stock based compensation and other items (EBITDA) of $1.87 million, resulting in 3rd quarter fiscal 2009 earnings before interest, taxes, amortization, stock-based compensation and other items of $0.00 per share and $0.04 per share in the 3rd quarter of fiscal 2008.
- Net before tax loss for the 3rd quarter of fiscal 2009 of $765,330 compared to 3rd quarter fiscal 2008 before tax earnings of $1.10 million.
- Net after tax loss for the 3rd quarter of fiscal 2009 of $1.08 million compared to net after tax earnings for the 3rd quarter of fiscal 2008 of $731,277, resulting in 3rd quarter fiscal 2009 net after tax loss of $0.02 per share compared to net after tax earnings for 3rd quarter fiscal 2008 of $0.02 per share.
- Gross margin percentage for the 3rd quarter fiscal 2009 was 26.7% compared with a gross margin of 22.9% in 3rd quarter fiscal 2008.
- Cash from operations, before changes in non-cash working capital items, was $(345,533) for the 3rd quarter fiscal 2009 compared to 3rd quarter fiscal 2008 cash from operations of $1.42 million.
- A current asset balance of $17.63 million and working capital of $7.24 million.
- Total assets of $32.91 million and total liabilities of $12.65 million.

"The Company recorded revenue for the 3rd quarter ending March 31, 2009 of $6.52 million, compared to $11.83 million in the second quarter of fiscal 2009, a 45% decrease, revenues decreased 59% compared to the $16.04 million recorded in the third quarter of fiscal 2008", stated Mr. John Versfelt, President and CEO of Cabo Drillling Corp. "The decrease can be attributed to lower revenues from our Canada, Mexico and Spain operations, which were partially offset by revenue growth from the Panama operations."

"During the third quarter fiscal 2009, the Company experienced a significant decrease in rig utilization due to the uncertainty in the economy, as clients have delayed, cancelled or reduced exploration drilling programs. This reduction started in the second fiscal quarter ending December 31, 2008 and was severe in the third quarter of fiscal 2009," noted Mr. Versfelt. "Seasonal shutdowns occurred earlier than previous years and continue through Spring break-up, with programs remaining delayed until the summer drilling season. This is both a domestic and global condition. Consequently, we expect that revenues in the balance of 2009 will remain low. Although revenues in Canada will be lower, the Company continues to service several longer term, multi-drill projects for intermediate and major mining companies, domestic and international."

"Gross margins showed an improvement with an increase to 27% in the 3rd quarter of fiscal 2009 compared to 22.9% in the 3rd quarter of fiscal 2008 and 26.1% in the 2nd quarter of fiscal 2009," stated John A. Versfelt. "In order to improve on our gross margins and profitability in an environment of decreasing demand and volatile commodity prices, we are relentless on cost control and reducing our spending, while at the same time maintaining our experienced workforce, enforcing our high safety standards, and remaining focused on high employee relations and customer relations."

"The Company recorded a net loss of $1.07 million during the 3rdquarter of fiscal 2009 or $0.02 loss per share compared to earnings of $731,277 or $0.02 per share in the 3rd quarter of fiscal 2008," noted John A. Versfelt. "EBITDA decreased to $101,828 during the third quarter of fiscal 2009, compared to $1.86 million in the previous corresponding period. The Company has experienced pricing pressures on new contracts with prices per meter decreasing by as much as 30%. This reduction is largely offset by the cost reductions implemented in the second quarter of fiscal 2009; however, we expect contract margins will not increase during the year 2009. Effective March 1, 2009, all employee wages and salaries have been reduced by 10%, and a freeze on all discretionary expenses and capital expenditures is continued from 2008 as management focuses on maintaining cash flow."

"Cabo's strategy to build internationally has proven to be beneficial, even though our general and administration costs have increased as a result of expansion," said Mr. Versfelt. "Our international divisions have contributed to 64% of fiscal 2009 third quarter revenues as compared to 28% in the third quarter of fiscal 2008. The Company has seen a decrease in our Canadian divisions revenues due to decreased demand primarily for the drilling of base meter projects, largely due to the economic downturn. We expect the Canadian divisions to remain low until late 2009. "

"Cabo is continuing to research new markets to improve our drill utilization internationally," stated Mr. Versfelt. "At March 31, 2009, we had four drills in Spain, one drill in Liberia, two drills in Albania, seven drills in Panama, four drills in Mexico and three in the United States."

"Overall, our expectation is that the Company's fourth quarter fiscal 2009 will continue to show significant reductions compared to the fourth quarter fiscal 2008, primarily due to the poor financing markets for mining and mineral exploration companies as compared to the more significant precious metals companies," said Mr. Versfelt. "We are encouraged by the multi-million dollar financings that are taking place in Canada, as well as other international financial markets, for gold and silver projects. This is resulting in more requests for bids for both surface and underground exploration and mining projects. We believe that the gold mining areas of Canada, as well as Latin America and Ontario will experience greater interest in drilling demand in the balance of 2009. However, we also expect lower demand for drilling from most of the base metal sectors in 2009. Copper and iron projects are showing some signs of renewed life, which is important for Cabo Drilling, since we have considerable experience with these types of projects."

Third quarter ended March 31, 2009

Revenue for the quarter ending March 31, 2009 decreased 45% to $6.52 million, compared to $11.83 million in the second quarter of fiscal 2009 and 59% compared to the $16.04 million recorded in the third quarter of fiscal 2008. The decrease can be attributed to lower revenues from our Canadian, Mexico and Spain operations, which were partially offset by revenue growth from the Panama operations. Revenues from our international divisions represent 64% of third quarter fiscal 2009 revenues, as compared to 39 % in the second quarter of fiscal 2009 and 28% in the third quarter of fiscal 2008. Management expects international operations to increase as we shift equipment from divisions with lower utilization to new regions of increased demand.

Surface drilling revenues decreased 62% in the third quarter of fiscal 2009 by $7.70 million to $4.65 million as compared to $12.34 million in the third quarter of fiscal 2008 and underground drilling decreased by 50% to $1.68 million during the third quarter of fiscal 2009 from $3.38 million in the third quarter of fiscal 2008. Geotechnical drilling decreased by 38% during the third quarter of fiscal 2009.

Direct costs for the quarter ended March 31, 2009 were $4.76 million compared to $12.37 million in the third quarter of fiscal 2008 and $8.74 million in the second quarter of fiscal 2009. Gross margins for the quarter ended March 31, 2009 were 27.0% compared to 22.8% during the third quarter of fiscal 2008 and 26.1% in the second quarter of the fiscal year 2009. The increased gross margin is a direct result of cost reduction measures implemented during the second quarter of fiscal 2009. Management expects gross margins to remain near the 25-27% range, even with the challenging market conditions due to the implemented cost reduction program, increased cost controls and tight cash management.

General and administrative expenses decreased by approximately 4.0% or $63,144 from $1.70 million in the second quarter fiscal 2009 to $1.63 million in the third quarter of fiscal 2009. Compared to $1.79 million recorded in the third quarter of fiscal 2008, there was a decrease of $155,819 or 9% in general and administrative expenses. Management believes that general and administration costs will decrease in future quarters, as the affect of reduced salaries, benefits and other cost reductions is experienced. Included in the third quarter results are the following non-recurring charges or extraordinary expenses: performance bonus of $114,000 payable on fiscal 2008 operating results; approximately $18,864 from higher than normal RRSP contributions; and $23,664 in vacation wages expense. Salaries and consulting fees expenses decreased from $962,377 in the second quarter of fiscal 2009 to $923,596 in the third quarter of fiscal 2009, as a result of the staff reductions implemented during the second quarter. During the quarter, the Company recorded additional insurance costs as a result of foreign workers compensation and higher legal fees. Overall, the international divisions incurred $740,164 in administration costs during the third quarter of fiscal year 2009 as compared to $534,374 for the comparable period last year. We anticipate general and administration costs to be reduced to approximately $1.25 million to $1.35 million by the second quarter of fiscal 2010. All employees have taken 10% salary reductions effective March 1, 2009 and senior management has limited all extraordinary expenses. We continue to investigate more cost efficiencies and cost rationalization.

Net loss for the third quarter in fiscal 2009 was $1.07 million compared to net earnings of $731,277 in the third quarter of fiscal 2008 and compared to net earnings of $330,288 in the second quarter of fiscal 2009. Earnings decreased during the third quarter of fiscal 2009 compared to the second quarter of fiscal 2009 due to lower revenues, increased amortization and increased income taxes.

The Company's cash (cash and cash equivalents) position at March 31, 2009, is $1.39 million compared to $785,261 at June 30, 2008. Short-term investments and marketable securities decreased $66,690, from $116,308 at June 30, 2008, to $49,618 at March 31, 2009. The decrease can be attributed to changes in market prices at December 31, 2008. We have adjusted the value of our holdings at March 31, 2009 as recorded in the comprehensive income statement. At March 31, 2009, the balance of $49,618 consists of shares in Canadian public corporations.

Accounts receivable decreased by $6.30 million or 53% to $5.66 million at March 31, 2009 from $11.96 million at June 30, 2008. The decrease resulted primarily from the lower revenues during the third quarter of fiscal 2009 and management's collections efforts in all divisions. The balance at March 31, 2009 represents 87% of revenues earned during the third quarter of fiscal 2009 compared to 76% at December 31, 2008 when comparing accounts receivable quarter to quarter.

As of March 31, 2009, the Company had drawn down $3.85 million on the $5.00 million operating line and $949,981 on the $1.50 million demand loan. The operating line has been used to finance the increased inventories, receivables and acquisition of capital assets. We anticipate the operating line to be substantially paid down over the remaining months of fiscal 2009, as senior management is focusing effort on its reduction.

Total long-term debt and capital leases increased $234,692 to $2.42 million at March 31, 2009 from $2.18 million at June 30, 2008. The increase results from the five new capital leases for drills being shipped to our international divisions for projects in place.

Nine months ended March 31, 2009

Revenue for the nine months ending March 31, 2009 decreased 21% to $34.96 million, compared to $44.01 million in the comparable period in fiscal 2008. Revenues from the international divisions increased by 67% to $13.34 million which was offset by a 40% decrease in our Canadian operations. Revenues from our international divisions represent 38% of revenues for the first nine months of fiscal 2009 as compared to 18 % in the comparable period of fiscal 2008.

Underground drilling decreased by 11 % during the nine month period ending March 31, 2009 to $8.22 million as compared to $9.26 million during the comparable period in fiscal 2008. Revenues from the geotechnical division decreased due to the economic downturn in Central Canada, but management expects this to increase as the Canadian infrastructure programs are initiated.

Direct costs for the nine months ended March 31, 2009 were $25.80 million compared to $33.49 million in the comparable period in fiscal 2008. Gross margins for the nine month period ended March 31, 2009 were 26.2%, compared to 24.6% during the nine months ending March 31, 2008. Management is forecasting that margins will remain around 25% to 27% for the balance of the 2009 year.

General and administrative expenses increased by approximately 7.1% or $340,267 from $4.79 million in the first nine months of fiscal 2008 to $5.13 million in the first nine months of fiscal 2009. Increased costs can be attributed to additional administration personnel in our international operations, higher travel and higher insurance and more office costs. Salaries and wage expenses increased from $3.10 million in the first nine months of fiscal 2008 to $3.16 million in the comparable period of fiscal 2009 even though, additional administration personnel were hired for our international divisions in the first half of the year. However, our international personnel also were affected by the 10% reduction in salaries and wages put in place March 1, 2009. Overall, the international divisions incurred $588,076 in administration costs during the first six months fiscal 2009 as compared to $366,218 for the comparable period last year. General and administration expenses will decrease over the balance of the year and into fiscal 2010 as the full effect of managements cost control implemented will take effect.

Property, plant and equipment increased to $15.14 million at March 31, 2009 from $14.17 million at June 30, 2008, an increase of $969,637 during the nine months ending March 31, 2009, primarily from the addition of six new drills delivered in the first half of the Company's fiscal 2009. The Company invested over $3 million in new property plant and equipment during the nine months ending March 31, 2009. This will favourably position the Company at the beginning of the next drilling cycle.

Amortization of property, plant and equipment for the nine months ending March 31, 2009 increased to $ 2.21 million compared to $1.69 million during the first nine months of fiscal 2008. The increase is due to the acquisition of $3.60 million of capital assets during fiscal 2008 and the additional $3.91 million in capital assets acquired during the first nine months of fiscal 2009.

Net earnings for the first nine months of fiscal 2009 were $345,238 compared to net earnings of $2.62 million earned in the comparable period of fiscal 2008.

The mineral drilling industry is dependent on demand for and supply of precious, base and strategic metals as well as precious stones. Demand and supply factors for these commodities can change dramatically up and down, as we have witnessed in the past two years, causing dynamic shifts in the supply of drills and drilling personnel from under supply to over supply. The recent financial stress in financial credit and equity markets, as well as significant global currency and economy changes have caused substantial negative changes to the global metals supply and demand factors, resulting in much uncertainty in the global mining and related services markets. Management has initiated comprehensive cost and spending controls, as well as risk management procedures throughout the Company. Largely due to prudent debt management over the past two years, the Company's banking facilities are safe and debt ratios are low. Senior management is very focused on careful cash management, reduction of debt, high customer relations and high employee relations.

Historical corporate strategies of building the long term customer base revenues and attracting new clients, while achieving operating efficiencies will continue, but with the slowdown in growth, management has greater opportunity to be even more focused on basic business principles

During the past two years, the Company has very much improved its drilling fleet which will allow it to better service its customers at a reduced cost.

Frank Nolan resigned from the Board of Directors effective May 1, 2009. The Company expresses its gratitude to Mr. Nolan for his years of service to the Company.

About Cabo Drilling Corp. (TSX-V: CBE)

Cabo Drilling Corp. is a drilling services company headquartered in North Vancouver, British Columbia, Canada. The Company provides mining related and specialty drilling services through its Canadian divisions in Surrey, British Columbia; Montréal, Quebec; Kirkland Lake, Ontario; and Springdale, Newfoundland; as well as Cabo Drilling de Mexico S.A. de C.V. of Hermosillo, Mexico; Cabo Drilling (Panama) Corp. of Panama, Republic of Panama; Cabo Drilling Spain S.L. of Sevilla, Spain; Balkan States Drilling SH.P.K. of Tirana, Albania; and Cabo Drilling (International) Inc. The Company's common shares trade on the Frankfurt Exchange under the symbol: DHL and on the TSX Venture Exchange under the symbol: CBE.

ON BEHALF OF THE BOARD

"John A. Versfelt"

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and SEDAR (www.sedar.com) or by contacting Investor Relations, Sheri Barton, at 403-217-5830 or Mr. John A. Versfelt, Chairman, President & CEO of the Company at 604-984-8894.

* * * *

#12g3-2(b) No. 82-1401

CABO DRILLING CORP.

Consolidated Financial Statements

1st Quarter ended September 30, 2008

CABO DRILLING CORP.

November 28, 2008

The accompanying consolidated financial statements of Cabo Drilling Corp. have been prepared by management within the framework of Canadian generally accepted accounting principles. The financial information contained elsewhere in this report, including the Management's Discussion and Analysis ("MD&A"), has been reviewed to ensure consistency with the financial statements.

Management has established a system of internal controls to meet its responsibility for reliability and accuracy of financial reporting based on the accounting principles summarized in the notes to the consolidated financial statements. The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility primarily through the Audit Committee and by meeting quarterly to review management's decisions, estimates and uncertainties.

The Audit Committee of the Board of Directors, composed of four independent directors, has reviewed the consolidated financial statements with management. The Audit Committee meets quarterly to review the consolidated financial statements and the MD&A prior to their recommendation for approval to the Board of Directors.

/s/ JOHN A. VERSFELT	/s/ CAL LUCYSHYN
John A. Versfelt	Cal Lucyshyn
President and Chief Executive Officer	Controller and Chief Financial Officer

CABO DRILLING CORP.

Consolidated Balance Sheets

As at	September 30 2008	June 30 2008
	(Unaudited)	(Note 2)
ASSETS		
Current		
Cash and cash equivalents	**$ 747,693**	$ 785,261
Marketable securities	**87,705**	116,308
Accounts receivable	**14,076,132**	11,960,406
Prepaid expenses	**485,651**	400,994
Inventories	**11,607,031**	9,650,369
Future income tax assets	**880,000**	930,000
	27,884,212	23,843,338
Property, plant and equipment (Note 4)	**15,353,081**	14,167,759
Long-term investment (Note 5)	**342,857**	685,714
	$ 43,580,150	$ 38,696,811
LIABILITIES		
Current		
Demand loans (Note 6)	**$ 6,027,974**	$ 5,125,449
Accounts payable and accrued liabilities	**8,448,067**	7,669,863
Unearned revenue	**4,123,437**	2,572,522
Income tax payable	**632,893**	165,128
Current portion of long-term debt (Note 7)	**936,312**	700,101
	20,168,683	16,233,063
Long-term debt (Note 7)	**1,709,951**	1,480,389
Future income tax	**887,000**	887,000
	22,765,634	18,600,452
SHAREHOLDERS' EQUITY		
Share capital	**$ 29,287,865**	$ 29,287,865
Contributed surplus (Note 8)	**1,892,032**	1,892,032
Accumulated other comprehensive loss	**(865,957)**	(494,497)
Deficit	**(9,499,424)**	(10,589,041)
	20,814,516	20,096,359
	$ 43,580,150	$ 38,696,811

Approved by the Board

/s/ JOHN A. VERSFELT, Director

/s/ THOMAS G. OLIVER, Director

The accompanying notes are an integral part of these consolidated financial statements.

CABO DRILLING CORP.

Consolidated Statements of Operations and Deficit

Unaudited

For the three months ended September 30	2008	2007
Revenue	**$ 16,617,417**	$ 14,339,007
Direct costs	**12,291,888**	10,599,365
Gross profit	**4,325,529**	3,739,642
Expenses		
General and administrative	**1,792,990**	1,363,941
Amortization	**677,574**	516,089
Interest income	**(4,383)**	(1,650)
Interest expense	**132,033**	73,585
Loss on foreign exchange	**29,042**	30,443
Other (income) expense	**-**	(2,210)
	2,627,256	1,980,198
Income before other items and income taxes	**1,698,273**	1,759,444
Other items		
(Loss) Gain on disposition of assets	**(3,656)**	-
Income before income taxes	**1,694,617**	1,759,444
Income tax expense (recovery)		
Current	**555,000**	696,854
Future	**50,000**	(20,927)
Net income for the period	**1,089,617**	1,083,517
Other comprehensive loss		
Unrealized losses on available-for-sale financial assets arising during the year	**(371,460)**	(262,070)
Comprehensive income for the year	**$ 718,157**	$ 821,447
Earnings per share		
Basic	**$0.02**	$0.03
Diluted	**$0.02**	$0.03
Weighted average number of common shares outstanding		
Basic	**47,767,013**	43,252,314
Diluted	**47,767,013**	43,252,314

The accompanying notes are an integral part of these consolidated financial statements.

CABO DRILLING CORP.
Consolidated Statements of Cash Flows

Unaudited

For the three months ended September 30	2008	2007
Cash flows (used in) from Operating Activities		
Net income for the period	**$ 1,089,617**	$ 1,083,517
Items not involving cash:		
Amortization	**677,574**	516,089
Loss on disposition of assets	**3,656**	-
Future income tax	**50,000**	(27,574)
	1,820,847	1,572,032
Changes in non-cash working capital items	**(1,360,161)**	(3,048,582)
	460,686	(1,476,550)
Cash flows used in Investing Activities		
Property, plant and equipment purchases	**(2,233,155)**	(1,077,636)
Proceeds from sale of assets	**366,602**	-
	(1,866,553)	(1,077,636)
Cash flows used in Financing Activities		
Shares issued for cash	**-**	2,540,534
Demand loan	**977,525**	1,546,033
Repayment of long term liabilities	**(895,226)**	(185,861)
Additional long term debt	**1,286,000**	-
	1,368,299	3,900,706
(Decrease) increase in cash and cash equivalents during the period	**(37,568)**	1,346,520
Cash and cash equivalents, beginning of period	**785,261**	(1,039,149)
Cash and cash equivalents, end of period	**$ 747,693**	$ 307,371

The accompanying notes are an integral part of these consolidated financial statements.

CABO DRILLING CORP.

Consolidated Statements of Shareholders' Equity

For the periods ended June 30, 2008 and September 30, 2008

	SHARE CAPITAL			CONTRIBUTED		ACCUMULATED OTHER COMPREHENSIVE				
	NUMBER		AMOUNT		SURPLUS		LOSS		DEFICIT		TOTAL
Balance, June 30, 2007	40,205,346	$	25,492,761	$	1,880,117	$	(269,500)	$	(13,792,294)	$	13,311,084
Shares issued for exercise of warrants	7,520,167		3,766,630		-		-		-		3,766,630
Shares issued for exercise of stock options	41,500		28,474		(7,724)		-		-		20,750
Stock based compensation	-		-		19,639		-		-		19,639
Unrealized losses on available-for-sale financial assets	-		-		-		(224,997)		-		(224,997)
Net income for the year	-		-		-		-		3,203,253		3,203,253
Balance, June 30, 2008	47,767,013	$	29,287,865	$	1,892,032	$	(494,497)	$	(10,589,041)	$	20,096,359
Unrealized losses on available-for-sale financial assets	-		-		-		(371,460)		-		(371,460)
Net income for the quarter	-		-		-		-		1,089,617		1,089,617
Balance, September 30, 2008	**47,767,013**	**$**	**29,287,865**	**$**	**1,892,032**	**$**	**(865,957)**	**$**	**(9,499,424)**	**$**	**20,814,516**

1. NATURE OF OPERATIONS

Cabo Drilling Corp. ("Cabo", the "Company"), a Canadian company incorporated in British Columbia, Canada, and continued under the Yukon Business Corporations Act, provides contract diamond drilling services to companies involved in mining and mineral exploration.

Cabo provides contract drilling services which include surface and underground coring, directional, reverse circulation and geotechnical drilling. These operations are performed by the following wholly-owned subsidiaries: Cabo Drilling (Ontario) Corp., Cabo Drilling (Atlantic) group, Cabo Drilling (International) Inc., the Cabo Drilling (Pacific) group, Forages Cabo Inc., Cabo Drilling de Mexico, SA de CV, Cabo Drilling Spain, SL, Cabo Drilling (Panama) Corp. and Balkan States Drilling SH.P.K.

2. ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and they have not been reviewed nor audited by the Company's auditors. These do not include all the information and notes to the financial statements required by Canadian generally accepted accounting principles for complete financial statements. Operating results for the interim period September 30, 2008 are not necessarily indicative of the results that may be expected for the year ended June 30, 2009.

The comparative figures for the balance sheet as at June 30, 2008 and the statement of operations, deficit and cash flows for the three month period ended September 30, 2007 have been included. The comparative figures of the balance sheet as at June 30, 2008 were audited, but they do not include all the information and notes required by Canadian generally accepted accounting principles. The comparative figures of the statement of operations, deficit and cash flows for the period ended September 30, 2007 were not audited nor reviewed. For further information, please refer to the consolidated financial statements and notes included in the Company's annual Report to Shareholders for the year ended June 30, 2008.

These interim financial statements were prepared in accordance with the accounting policies described in the Company's annual financial statements for the year ended June 30, 2008.

3. CHANGES IN ACCOUNTING POLICIES

a) Inventory

In June 2007, the CICA issued Section 3031, "Inventories", which requires inventory to be measured at the lower of cost and net realizable value and which includes guidance on the determination of cost, including allocation of overheads and other costs to inventory. Further, it requires the reversal of previous write-downs to net realizable value when the economic circumstances have changed to support an increased inventory value. This standard is effective for fiscal years beginning on or after January 1, 2008. The Company is in the process of evaluating the impact of this standard.

3. CHANGES IN ACCOUNTING POLICIES (Continued)

b) Financial instruments – Disclosures and presentation

In March 2007, the CICA issued Section 3862, "Financial Instruments – Disclosures", and Section 3863, "Financial instruments – Presentation", which together comprise a complete set of disclosure and presentation requirements that revise and enhance current disclosure requirements for financial instruments. These sections apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. Section 3862 requires disclosure of additional detail by financial asset and liability categories. Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. Effective June 30, 2008, the Company implemented these disclosures, although the adoption of these sections did not impact the Company.

c) Accounting changes

Effective July 1, 2007, the Company adopted Section 1506, "Accounting Changes", which establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and the correction of errors. The disclosure is to include, on an interim and annual basis, a description and the impact on the Company of any new primary source of GAAP that has been issued but is not yet effective. The impact that the adoption of Section 1506 will have on the Company's results of operations and financial condition will depend on the nature of future accounting changes.

d) Accounting policy choice for transaction costs

On June 1, 2007, the Emerging Issues Committee of the CICA issued Abstract No. 166, "Accounting Policy Choice for Transaction Costs" ("EIC-166"). This EIC addresses the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial assets and financial liabilities that are classified as other than held-for-trading. Specifically, it requires that the same accounting policy choice be applied to all similar financial instruments classified as other than held-for-trading, but permits a different policy choice for financial instruments that are not similar. The Company has adopted EIC-166 effective June 30, 2008, which requires retroactive application to all transaction costs accounted for in accordance with CICA Handbook Section 3855, "Financial Instruments – Recognition and Measurement". The Company has evaluated the impact of EIC-166 and determined that no adjustments are currently required.

e) Capital disclosures

The CICA issued a new accounting standard, Section 1535, "Capital Disclosures", which requires the disclosure of both qualitative and quantitative information that provides users of financial statements with information to evaluate the entity's objectives, policies and processes for managing capital. This new section will be effective for the Company beginning July 1, 2008.

The Company is currently assessing the impact of the above new accounting standards on the Company's financial positions and results of operations.

3. CHANGES IN ACCOUNTING POLICIES (Continued)

f) International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

4. PROPERTY, PLANT AND EQUIPMENT

	September 30, 2008			June 30, 2008		
	Cost	**Accumulated Amortization**	**Net Book Value**	Cost	Accumulated Amortization	Net Book Value
Land	$ 144,246	$ -	$ 144,246	$ 144,246	$ -	$ 144,246
Parking lot	41,788	8,648	33,140	41,788	7,712	34,076
Buildings	1,028,609	160,642	867,967	1,028,609	147,749	880,860
Computer & office equipment	519,069	373,104	145,965	515,410	352,685	162,725
Software	243,766	91,494	152,272	240,919	82,881	158,038
Vehicle & equipment	1,896,267	655,022	1,241,245	1,705,249	618,427	1,086,822
Drilling & field equipment	14,584,322	4,120,132	10,464,190	13,553,690	3,683,906	9,869,784
Assets under capital lease	2,814,573	510,517	2,304,056	2,262,165	430,957	1,831,208
	$21,272,640	$ 5,919,559	$15,353,081	$19,492,076	$ 5,324,317	$14,167,759

Included in drilling & field equipment is equipment under construction of $333,794. These drills were not available for use at September 30, 2008.

5. LONG-TERM INVESTMENT

	September 30, 2008	June 30, 2008
Investment in IMMC	**$ 685,714**	$ 878,082
Other comprehensive loss	**(342,857)**	(192,368)
	$ 342,857	$ 685,714

Of the 10,051,336 shares and 3,350,445 warrants of IMMC to be distributed to shareholders, the Company distributed 8,233,583 shares and 2,497,844 warrants to the Company's shareholders.

As of September 30, 2008, the Company was holding 1,817,753 undistributed shares and 852,601 undistributed warrants in trust for its US shareholders.

6. DEMAND LOAN FACILITIES

	September 30, 2008	June 30, 2008
The Company's credit facilities are as follows:		
Demand loan facility of $600,000, bearing interest at prime plus 1%, secured by promissory notes and general security agreement over certain assets of the Company. The loan is payable in monthly instalments of $10,000, plus interest, maturing 2011.	$ **320,000**	$ 350,000
Demand loan facility of $500,000, bearing interest at prime plus 1%, secured by promissory notes and general security agreement over certain assets of the Company. The loan is payable in monthly instalments of $8,333, plus interest, maturing 2012.	**358,322**	383,324
Demand loan facility of $400,000, bearing interest at prime plus 1%, secured by promissory notes and general security agreement over certain assets of the Company. The loan is payable in monthly instalments of $6,667, plus interest, maturing 2013.	**366,665**	386,666
Operating line of credit facility of up to $5,000,000 (June 30, 2008 - $5,000,000), bearing interest at prime plus 1%. This facility is secured by promissory notes and general assignment over certain assets of the Company.	**4,982,987**	4,005,459
	$ **6,027,974**	$ 5,125,449

7. LONG-TERM DEBT

	September 30, 2008	June 30, 2008
Term loan, bearing interest at prime plus 1.25%, payable in monthly instalments of $8,335 plus interest, secured by a general security agreement over certain assets of the Company, maturing in 2015.	$ **716,810**	$ 741,654
Term loans, bearing interest at rates ranging from 0% to 9.75%, payable in monthly instalments ranging from $752 to $6,056, secured by certain equipment, maturing from 2008 to 2011.	**283,600**	280,632
Capital leases, bearing interest at rates ranging from 3.84% to 15.10%, payable in monthly instalments ranging from $749 to $5,816, secured by certain equipment, maturing between 2009 and 2011.	**124,502**	122,226
Capital lease, bearing interest at 7.80%, payable in monthly instalments of $10,517, secured by certain equipment, maturing in 2009.	**89,480**	121,032
Capital leases, bearing interest at 7.80%, payable in monthly instalments from $6,883 to $15,572, secured by certain equipment maturing in 2011.	**1,184,922**	292,744
Capital leases bearing interest at 5.93%, payable in monthly instalments ranging from $2,443 to $6,267, secured by certain equipment, maturing in 2013.	**246,948**	622,202
	$ **2,646,263**	$ 2,180,490
Less: current portion	**(936,312)**	(700,101)
	$ **1,709,951**	$ 1,480,389

The required annual principal and interest repayments on long-term debt are as follows:

1 – 12 months	$ **1,101,968**
13 – 24 months	**801,550**
25 – 36 months	**555,549**
37 – 48 months	**214,528**
49 – 60 months	**185,414**
Thereafter	**242,392**
	3,101,401
Less: imputed interest	**(455,138)**
Principal payments	$ **2,646,263**

8. SHARE CAPITAL

a. Authorized

100,000,000 common shares without par value.

b. Issued

For the year ended June 30, 2008, 7,520,167 warrants were exercised for gross proceeds of $3,766,630. No Shares were issued during the first quarter of fiscal 2009.

c. Stock options

At September 30, 2008, the following stock options were outstanding:

Number of Options	Exercise Price	Expiry Date
58,334	$0.50	January 22, 2009
58,334	$0.65	January 22, 2009
58,333	$0.75	January 22, 2009
16,667	$0.50	October 1, 2009
16,666	$0.75	October 1, 2009
16,666	$1.00	October 1, 2009
232,635	$0.65	October 18, 2009
531,681	$0.75	October 18, 2009
232,684	$0.85	October 18, 2009
287,491	$0.65	June 19, 2010
305,499	$0.75	June 19, 2010
287,510	$0.85	June 19, 2010
125,000	$0.65	January 22, 2011
125,000	$0.75	January 22, 2011
125,000	$0.85	January 22, 2011
2,477,500		

All options are currently exercisable.

A summary of the changes in stock options for the year end June 30, 2008 and the period ended September 30, 2008 is presented below:

	Number of Options	Exercise Price	Expiry Date
Balance, June 30, 2007	2,679,500		
Options granted	26,662	$0.65	October 18, 2009
Options granted	64,669	$0.75	October 18, 2009
Options granted	26,669	$0.85	October 18, 2009
Options exercised	(41,500)	$0.50	Various
Options expired or forfeited	(278,500)		
Balance, June 30 & September 30, 2008	2,477,500		

8. SHARE CAPITAL (continued)

d) Contributed surplus

	September 30, 2008	June 30, 2008
Balance, beginning of year	$ **1,880,117**	$ 1,540,117
Compensation attributed to stock options granted during the year	-	340,000
Balance, end of period	$ **1,880,117**	$ 1,880,117

9. RELATED PARTY TRANSACTIONS

	Quarter ended September 30, 2008	Year ended June 30, 2008
Management and bookkeeping services charged by a company controlled by a director.	$ **48,132**	$ 188,910
Amount due to company at September 30, 2008	**16,846**	12,916
A company owned by non-controlling shareholders, an officer and a director, that has provided drilling labour and other related services.	-	99,866
Amount due to company at September 30, 2008	-	-

Included in marketable securities is an investment of $14,400 (June 30,2008 – $28,800) in a company with a common director.

The amounts due to directors or companies controlled by directors are unsecured, non-interest bearing and have no specific terms of repayment. These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount established and agreed to by the related parties.

10. SEGMENTED INFORMATION

The Company has one reportable business segment: providing contract diamond drilling services to companies involved in mining and mineral exploration.

The Company's operations are divided into two geographic segments, Canada & USA and Other Foreign Countries. The services provided in each of the reportable drilling segments are essentially the same. The accounting policies of the segments are the same as those described in Notes 2 and 3. Data relating to each of the Company's reportable segments is presented as follows:

	Quarter ended September 30, 2008	Year ended June 30, 2008
Revenue		
Canada & United States	**$ 12,097,386**	$ 47,554,288
Other Foreign Countries	**4,520,031**	11,090,263
	$ 16,617,417	$ 58,644,551
Net income (loss)		
Canada & United States	**$ 706,955**	$ 2,274,234
Other Foreign Countries	**382,662**	956,019
	$ 1,089,617	$ 3,203,253
Property, plant and equipment		
Canada & United States	**$ 13,109,822**	$ 12,085,866
Other Foreign Countries	**2,243,259**	2,081,893
	$ 15,353,081	$ 14,167,759
Amortization		
Canada & United States	**$ 582,593**	$ 2,236,459
Other Foreign Countries	**94,981**	163,608
	$ 677,574	$ 2,400,067

11. SUPPLEMENTARY CASH FLOW INFORMATION

	September 30, 2008	June 30, 2008
Interest received	**$ 4,377**	$ 6,953
Interest paid	**$ 132,033**	$ 392,804
Income taxes paid	**$ 192,927**	$ 1,065,835

Non-cash investing and financing activities:

	September 30, 2008	June 30, 2008
Acquisition of assets under capital lease	**$ 1,490,827**	$ 622,202

11. SUPPLEMENTARY CASH FLOW INFORMATION (continued)

Changes in non-cash working capital items:

	September 30, 2008	June 30, 2008
Marketable securities	**$**	$ -
Accounts receivable	**(2,115,726)**	(3,127,524)
Prepaid expenses	**(84,657)**	(114,265)
Inventories	**(1,956,662)**	(4,126,739)
Accounts payable and accrued liabilities	**778,204**	2,427,850
Unearned revenue	**1,550,915**	(84,057)
Income tax payable	**467,765**	(732,341)
	$ 1,360,161	$ (5,757,076)

12. COMPARATIVE FIGURES

Certain prior period's comparative numbers have been reclassified to conform to current period's financial statement presentation.

13. CONTINGENCIES

The Company is involved in various legal claims and legal notices arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position, results of operations or cash flows. Any amounts awarded as a result of these actions will be reflected when known.

Cabo Drilling Corp.
Form 51-102F1
Management Discussion and Analysis
For the Quarter Ended September 30, 2008

This Management Discussion and Analysis ("MD&A") is prepared as of November 26, 2008, and should be read in conjunction with the consolidated financial statements for the quarter ended September 30, 2008, which are prepared in accordance with Canadian generally accepted accounting principles.

The MD&A contains forward-looking statements about the Company's future plans, objectives, strategies, financial conditions, results of operations, cash flows, development activities and businesses. Actual events or results may differ materially from those reflected in the Company's forward-looking statements, due to a number of known and unknown risks, uncertainties and other factors affecting the Company's business and the mining industry generally. These factors, include, but are not limited to, fluctuations in metals prices and financings for the mineral exploration industry and other factors that affect demand for the Company's services, industry competition, the need to effectively integrate acquired businesses, uncertainties as to the Company's ability to implement its business strategy, domestic and global political and economic conditions, the Company's ability to attract and retain key personnel, and other risks and uncertainties described under the heading "Risk Factors".

The Company believes that the expectations reflected in these forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this report should not be unduly relied upon. These statements speak only as of the date of this report. The Company does not undertake to update any forward-looking statement, whether written, or oral that may be made from time to time by the Company or on the Company's behalf, except as may be required under applicable securities laws. The forward-looking statements contained in this report are expressly qualified by this statement.

Non-GAAP Measures

In this quarterly report, we have included additional measures of earnings, such as "EBITDA" (earnings before interest, taxes, depreciation and amortization – which the Company defines as net income plus interest expense, income taxes, depreciation, stock-based compensation and other items), as we believe that this information will assist investors in understanding the level of our core earnings. Non-GAAP performance measures, such as EBITDA, do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Corporate Overview

Cabo Drilling Corp. ("Cabo" or the "Company") is one of the larger drilling services companies serving the mining industry. Cabo provides various drilling services including surface and underground coring, directional, reverse circulation and geotechnical drilling. Cabo supports its customers' drilling requirements from field operations and offices in Springdale, Newfoundland (Atlantic Canada); Montreal (Southern Québec and Atlantic Canada); Kirkland Lake, Ontario (Central Canada, Northern Canada and Northern Quebec); Surrey, British Columbia (Western & Northern Canada and the United States); Hermosillo, Sonora; Mexico; Panama City, Panama (Central America); Seville, Spain (Western Europe) and Tirana, Albania (Balkan States).

Highlights and Overall Performance

The Company recorded its highest ever quarterly revenues for the first quarter, fiscal 2009 at $16.62 million compared to the previous high of $16.04 million recorded in the second quarter of fiscal 2008. This also represents a 16% increase from the $14.34 million recorded during the first quarter of fiscal 2008. The international divisions recorded 27% of the revenues as compared to 5% in the first quarter of fiscal 2008 and the 19% recorded during fiscal 2008. This is the primary reason for the record results. In addition to the revenue growth internationally, our Ontario and Atlantic divisions maintained revenue levels realized in the previous quarters.

Cabo's expansion was fuelled by an increased number of drills in the international market and an increased number of employees worldwide. Cabo added eight drills to its international divisions during fiscal year 2008, resulting in international revenue growth of 21% of consolidated revenues for the year, compared to only 5% in fiscal 2008. This expansion was carried out evenly between the divisions in Spain, Panama, Mexico and the United States. At September 30, 2008, we had four drills in Spain, two drills in Liberia, two drills in Albania, five drills in Panama, five drills in Mexico and three in the United States.

Management reports that drill utilization is decreasing as of the second quarter fiscal 2009, compared to fiscal 2008. Consequently, we expect that revenues in the balance of 2009, in most of its divisions, will decrease. Seasonal shutdowns are happening earlier this year, particularly in Canada. Although revenues in Canada will be lower, the Company continues to service several longer term, multi-drill projects for intermediate and major mining companies.

Based on current contracts and bid requests, Management believes that around 60% of its international drill fleet will be operating through the balance of the Company's fiscal year. Our international drill fleet consists of 24 of 111 drills owned by the Company. With the dramatic downturn in the financial and commodity markets, the Company does not expect to increase its fleet, nor make significant capital expenditures. On the other hand, it is likely that our drills will be moving between divisions, taking advantage of new contracts in areas that need more drills.

Management reacted quickly to the dramatic economic downturn, requiring all of the Cabo divisions to re-evaluate and revise fiscal budgets, as well as implement cost reductions. Salaries, wages and consulting fees were frozen until further notice. In addition senior management volunteered to take salary cuts. Administration, warehouse and maintenance staff levels were reduced by 25% and a number of general, administrative and operating cost reduction measures were taken. As a result of the Company's cost reduction measures, the Company negotiated the return of inventories for credit against accounts payable that should total approximately $1,000,000. Management is focused on maintaining and increasing cash flow, tightly managing its inventories and continuing to add to our base of mid-tier and larger capitalized exploration and mining customers with good working capital.

Looking Forward

Management's expectation is that its growth cycle peaked in the first quarter of fiscal 2009. Drill and inventory rationalization in the seven areas of the world, where the Company now works, is taking place on an ongoing basis. Further, Management is focused on reducing debt, cutting costs, dramatically reducing capital and inventory expenditures, and increasing cash. Cabo Drilling is fortunate that with five new general managers in the past year it has an excellent team of professionals with many years of experience in expanding, as well as retreating markets.

In order to improve on profitability in an environment of decreasing demand and volatile commodity prices, we must be relentless on cost control and reducing our spending, while at the same time maintaining our experienced workforce, enforcing our high safety standards, and remaining focused on high employee relations and customer relations.

Summary of Quarterly Results

	Q1-09	Q4-08	Q3-08	Q2-08		Q1-08	Q4-07	Q3-07	Q2- 07
$ Expressed in (000's)									
Revenue	16,617	14,634	16,037	13,635		14,339	11,679	8,896	7,372
Gross Margin	4,326	2,918	3,670	3,415		3,740	3,093	1,995	1,904
Gross Margin %	26.0%	20.0%	22.9%	25.0%		26.1%	26.5%	22.4%	25.8%
General & Administrative	1,793	2,499	1,791	1,631		1,364	1,656	1,363	1,238
EBITDA before asset write downs*	2,504	701	1,860	1,853		2,349	1,420	646	687
Stock-based Compensation	-	-	19	-		-	328	-	12
Amortization	678	709	627	548		516	650	389	352
Income (Loss) before Tax	1,695	(115)	1,095	1,212		1,759	425	214	349
Income after Tax	1,090	581	731	807		1,084	255	131	211

EBITDA* per share	0.053	0.015	0.041	0.043		0.054	0.041	0.019	0.018
Basic Earnings per Share	0.023	0.012	0.016	0.019		0.025	0.013	0.004	0.005

Total Assets	43,580	38,697	39,827	33,437		31,488	26,967	24,512	25,542
Total Liabilities	22,766	18,600	20,303	14,658		14,815	13,656	9,397	9,564
Working Capital	7,716	7,280	7,437	7,056		6,225	3,272	4,663	4,189

* Asset write-downs include resource properties, software and goodwill.

Consolidated First Quarter Financial Results

Revenue for the quarter ending September 30, 2008 increased 16% to $16.62 million, compared to $14.34 million in the first quarter of fiscal 2008 and 14% compared to the $14.63 million recorded in the fourth quarter of fiscal 2008. The increase can be attributed primarily to significant growth from our international divisions. Revenues from our international divisions represent 27% of first quarter fiscal 2009 revenues as compared to 5 % in the first quarter of fiscal 2008 and 20% in the fourth quarter of fiscal 2008. Management expects international operations to contribute a growing percentage of the Company's total revenue stream as the Albanian division, Balkan States Drilling SH.P.K., begins operations in the second quarter of fiscal 2009.

Revenues ('000s)	1st Qtr Fiscal 2009		1st Qtr Fiscal 2008	
Canada & United States	$12,098	73%	$12,658	88%
Other Foreign Countries	4,519	27	1,681	12

Surface drilling revenues increased $1.71 million to $12.95 million in fiscal 2009 as compared to $11.25 million in the first quarter of fiscal 2008, while underground drilling grew 21% to $3.48 million from $2.76 million in the first quarter of fiscal 2008. Geotechnical drilling decreased significantly as the Quebec division expanded to include reverse circulation drilling in its operations, resulting in over $1.0 million in revenues for the Quebec division during the first quarter of fiscal 2009.

Revenues ('000s)	1st Qtr Fiscal 2009		1st Qtr Fiscal 2008	
Surface	$12,945	78%	$11,246	78%
Underground	3,483	21	2,759	19
Geotechnical	189	1	334	3

Direct Costs

Direct costs for the quarter ended September 30, 2008 were $12.29 million compared to $10.60 million in the first quarter of fiscal 2008 and $11.72 million in the fourth quarter of fiscal 2008. The increase is a direct result of higher activity, which resulted in higher revenue in fiscal 2008. Gross margins for the quarter ended September 30, 2008 were 26.0% compared to 26.1% during the first quarter of fiscal 2008 and 20.0% in the fourth quarter of the fiscal year 2008. The Company recorded higher gross margins in most divisions during the first quarter of fiscal 2009, but experienced higher costs in the Pacific, United States and Mexico divisions. The lower margins experienced by our Mexico division are a direct result of decreased drill utilization in Mexico during the first quarter of fiscal 2009, as compared to the first quarter of fiscal 2008.

General and Administration

General and administrative expenses decreased by approximately 28.0% or $709 thousand from $2.50 million in the fourth quarter fiscal 2008 to $1.79 million in the first quarter of fiscal 2009. Compared to $1.36 million recorded in the first quarter of fiscal 2008 there was an increase of $160 thousand (10%) in general and administrative expenses. At 10.9%, as a percentage of revenue in fiscal 2008, general and administration costs have increased marginally on a pro-rata quarter to quarter comparison but lower than the 12.4% recorded on an annual basis in fiscal 2008. Increased costs can be attributed to additional administration personnel in our international operations, higher travel and higher insurance and office costs. Salaries and wage expense increased from $964,598 in the first quarter of fiscal 2008 to $1.05 million in the first quarter of fiscal 2009, as a result of the salary increases that were effected in the second and third quarter of fiscal 2008. The Company's international expansion caused an increase in corporate travel costs to $119,523 as compared to $67,224 during comparable periods last year.

Overall, the international divisions incurred $286,831 in administration costs during the first quarter of fiscal year 2009 as compared to $110,587 for the comparable period last year. Management expects to

see decreased general and administration costs in the second half of fiscal 2009, now that the last new international operation, Albania, is in place as of October 2008, and because of the cost cutting measures executed in October and November, 2008. We will be building on our bases in seven global regions, moving drills, equipment, inventories and people between the regions as and where required.

Amortization

Amortization of property, plant and equipment for the period ending September 30, 2008 increased to $677,574 compared to $516,089 during the first quarter of fiscal 2008. The increase is due to the acquisition of $5.37 million of capital assets during fiscal 2008 and the additional $1.19 million in capital assets acquired during the first quarter of fiscal 2009. The amortization expense of $ 709,000 recorded in the fourth quarter of fiscal 2008 is higher due to an adjustment for lower expenses recorded in prior quarters of fiscal 2008.

Interest Expense

The Company incurred a $132,033 interest expense during the quarter ending September 30, 2008, compared to $73,585 incurred during the first quarter of fiscal 2008 and $106,255 incurred during the fourth quarter of fiscal 2008. Increased interest charges during the quarter are primarily due to higher utilization of the demand loan and operating line to finance the increased inventory and new capital leases for drilling equipment. Management expects the interest expenses to decrease in each quarter in the balance of fiscal 2009 as a result of decreased use of the operating lines and increased cash flow.

Income Taxes

The provision for income tax for the quarter was $555,000 compared to $696,854 for the quarter ending September 30, 2007. The Company's effective tax rate for the first quarter of fiscal 2009 was 32% versus 39% for the first quarter of fiscal 2008. The reduction in the Company's effective tax rate can be attributed to the distribution of taxable income between various tax jurisdictions.

Net Income

Net earnings for the first quarter in fiscal 2009 were $1.09 million compared to net earnings of $1.08 million earned in the first quarter of fiscal 2008 and compared to a net income of $581,487 in the fourth quarter of fiscal 2008. Although revenues were 16% higher during the first quarter of fiscal 2009 compared to the first quarter of the fiscal 2008, increased general and administration costs resulted in a similar net income for the comparable periods. The increase, as compared to the fourth quarter of fiscal 2008, is due to the higher revenues and gross margins reported during the first quarter of fiscal 2009.

Consolidated Financial Position

Consolidated total assets increased again during the first quarter of fiscal 2009 to $43.58 million from $38.70 million at June 30, 2008. The increase is primarily due to additions to our capital asset base, higher inventory and increased total accounts receivable at September 30, 2008. The increase in accounts receivable has grown in conjunction with the increased revenues, whereas the inventory increased primarily due to the expansion of our Albania division.

Consolidated total liabilities increased by $4.17 million to $22.77 million at September 30, 2008, from $18.60 million at June 30, 2008, primarily as a result of the increased advances from the operations in Albania and Panama. Higher term and operating line borrowings were also required to fund the increased inventory, receivables and capital assets. Accounts payable also increased by 10% to $8.49 million at September 30, 2008, as compared to $7.70 million at June 30, 2008, to fund the increased inventory. Management has been successful in focusing its efforts on collecting accounts receivables and reducing its accounts payable and operating lines in the second quarter fiscal 2009, from the higher than normal balances in the first quarter fiscal 2009.

The Company's cash (cash and cash equivalents) position at September 30, 2008, is $747,693 compared to $785,261 at June 30, 2008.

Short term investments and marketable securities decreased $28,603, from $116,308 at June 30, 2008, to $87,705 at September 30, 2008. The decrease can be attributed to changes in market prices at September 30, 2008. We have adjusted the value of our holdings at September 30, 2008 as recorded in the comprehensive income statement. At September 30, 2008, the balance of $87,705 consists of shares in Canadian public corporations.

Accounts receivable increased by $2.12 million to $14.08 million at September 30, 2008 from $11.96 million at June 30, 2008. The increase resulted primarily from the record revenues during the first quarter of fiscal 2009. This balance at September 30, 2008 represents 85% of revenues earned during the first quarter of fiscal 2009. Cabo is experiencing a steady reduction of receivables as the business consolidates.

Inventory levels increased by $1.96 million to $11.61 million at September 30, 2008 from $9.65 million at June 30, 2008, as a result of the expansion into Albania and additional inventory for Panama. Management has negotiated with several major suppliers to return approximately $1.00 million in inventory as management is rationalizing the inventory levels in all divisions. The new management information system being implemented will allow for improved information to preclude excessive inventory, which will result in further improved cash flow.

Property plant & equipment increased to $15.35 million at September 30, 2008 from $14.17 million at June 30, 2008, an increase of $1.18 million during the quarter, primarily from the addition of four new drills. The Company invested $5.47 million in new property plant and equipment in the fiscal 2008.

The Company owns 3,377,235 shares and 3,411,459 warrants of International Millennium Mining Corp. ("IMMC"). As of September 30, 2008, the 3,377,235 shares of IMMC had a market value of $0.10 per share. As a result, the Company recorded an unrealized loss of $342,857 on the consolidated statements of comprehensive income (loss).

Unearned revenue increased to $4.12 million from $2.57 million at September 30, 2008. The increase is primarily due to advances for longer term projects in Albania and Panama. In addition to these advances, the Company requires advances for all new contracts, which advances are applied to the last invoices for each project.

During the fiscal year 2008, the Company recorded a future income tax liability of $887,000. This liability was recognized due to the differences between the net book value of our capital assets and the tax value of our assets.

As of September 30, 2008, the Company had drawn down $4.00 million on the $5.00 million operating line and $1.04 million on the $1.50 million demand loan. The operating line has been used to finance the increased inventories, receivables and acquisition of capital assets. We anticipate the operating line to be substantially paid down over the remaining months of fiscal 2009 as management is focusing effort on its reduction.

Total long term debt and capital leases increased by $465,573 during the first quarter of fiscal 2009 from $2.24 million at June 30, 2008 to $2.65 million at September 30, 2008. The increase is from four new capital leases for drills being shipped to our international divisions for projects in place.

Capital Requirements

Cabo has a $10.00 million debt financing facility with HSBC Bank Canada comprised of a $5.00 million operating loan secured by accounts receivable and a $1.50 million demand loan and $3.50 million capital loan/lease facility The demand loan is secured by a general security agreement charge over Company assets and the capital loan/lease facility is secured by the specific asset. The cost for the

operating line, demand and capital loan, is Canadian bank prime plus 1% and the capital lease facility is at 3.5% over the three year GIC rate. The demand loan can be drawn down in multiple advances and is repayable in monthly payments over 5 years.

The Company has a $1.75 million capital lease facility with a major equipment manufacturer. This facility is secured by specific security by the specific asset. The cost for borrowing is normally set at 2% above prime. At September 30, 2008 Cabo utilized $1.40 million of this facility. These leases will be paid down over the next three years.

It is our belief that we will be able to generate sufficient cash flow to meet current and future working capital, capital expenditure and debt obligations. As of September 30, 2008, the Company had drawn down $4.00 million on the $5.00 million operating line, $1.11 million on the $1.50 million demand loan and $246,498 on the $3.50 million capital loan/ lease facility.

Contractual Obligations

The following table represents the Company's future payment obligations:

Long term debt and leases:

Expressed in thousands $ (000's)		**Payments Due by Period**			
	Total	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years
Long-term debt & Capital Leases	3,101	1,102	1,357	400	242
Total Contractual Obligations	3,101	1,102	1,357	400	242

(1) Imputed Interest of $455,138 is included in the payment schedule

Outstanding Share Data

There were no changes during the first quarter of fiscal 2009 in total common shares outstanding. At September 30, 2008 the total issued and outstanding shares total is 47,767,013.

During the fiscal year ending June 30, 2008, a total of 7,520,167 warrants were exercised for gross proceeds of $3,766,834 (1,143,700 warrants expired). At September 30, 2008, there were no warrants outstanding.

Employees, officers, and directors are granted options to purchase common shares under the Company's stock option plan. During fiscal 2008, 41,500 options were exercised for proceeds of $20,750 and 278,500 lapsed. The Company also granted 118,000 options, during the fiscal year, to purchase common shares to employees for a period of eighteen months. At September 30, 2008, the Company had 2,477,500 options outstanding.

Commitments

Redistribution of the International Millennium Mining Corp ("IMMC") Units

On December 29, 2006 Cabo closed the sale of its resource properties to IMMC. Pursuant to the transaction, the Company transferred all of the resource properties to IMMC in exchange for 10,000,000 units of IMMC. Each unit consisted of one IMMC common share and one-third (1/3) of a warrant. Each full warrant entitled the holder to purchase one share in the capital stock of IMMC for thirty-five cents ($0.35) within a period of two years.

The Company was to redistribute 10,051,336 Units to its shareholders on a ratio of one IMMC unit for each four (4) shares of the Company as of the record date January 11, 2007. To September 30, 2008 the Company has distributed or sold on behalf of its shareholders 8,233,583 IMMC shares and distributed 2,497,844 warrants to the Company's shareholders.

As of September 30, 2008, the Company's trust account for its U.S. shareholders commitment is holding 1,817,753 undistributed shares and 852,601 undistributed warrants.

Transactions with Related Parties

Expressed in thousands $ (000's)	**Q1-09**	**Q4-08**	**Q3-08**	**Q2-08**
John A. Versfelt, Chairman, President and CEO, provides executive management and bookkeeping services to the Company through American Resources Management Consultants Inc., a company owned and controlled by Mr. Versfelt	48	51	51	45
Terry Aimone, director, is a shareholder of Heath & Sherwood International Inc., a company that has provided manpower drilling related services to the Company	-	-	-	17

Business Outlook and Strategy

The mineral drilling industry is dependent on demand for and supply of precious, base and strategic metals as well as precious stones. Demand and supply factors for these commodities can change dramatically up and down, as we have witnessed in the past two years, causing dynamic shifts in the supply of drills and drilling personnel from under supply to over supply. The recent financial stress in financial credit and equity markets, as well as significant global currency and economy changes have caused substantial negative changes to the global metals supply and demand factors, resulting in much uncertainty in the global mining and related services markets. Management has initiated comprehensive cost and spending controls, as well as risk management procedures throughout the Company. Largely due to prudent debt management over the past two years, the Company's banking facilities are safe and debt ratios are low. Senior management is very focused on careful cash management, reduction of debt, high customer relations and high employee relations.

Historical corporate strategies of building the long term customer base revenues and attracting new clients, while achieving operating efficiencies will continue, but with the slowdown in growth, management has greater opportunity to be even more focused on basic business principles, including:

1. Improving utilization of existing rigs over eight divisions;
2. Sharing of drills & people between divisions;
3. Actively working to enhance the Company's human capital;
4. Expanding effective capacity per drill;
5. Building and maintaining a highly cost effective organization; and
6. Aggressively promoting and marketing Cabo's services.

During the past two years, the Company has very much improved its drilling fleet which will allow it to better service its customers at a reduced cost.

General Risks and Uncertainties

Cabo is subject to a number of risks and uncertainties.

Competition

Contract drilling is a highly competitive industry, where numerous competitors tender bids for contracts. The Company's ongoing ability to continue to secure profitable contracts on an ongoing basis is not assured.

Cyclical Downturn

The most significant operating risk is a downturn in demand for minerals and metals which directly impacts the need for drilling services. To mitigate this risk the Company has exploited its competitive advantage in specialized drilling such as, geotechnical, geo-environmental, as well as drilling in difficult environmental conditions.

As the mining cycle lengthens and activity levels increase, the requirement for working capital, particularly accounts receivable and inventory, grows. Accounts receivable levels from junior mining companies typically increase. Junior mining companies are heavily dependent on the capital markets and any change in outlook of the mining sector, or lack of success of their exploration activities, can quickly affect their ability to carry on drilling programs as we have witnessed over the past twelve (12) months. The Company manages this risk by closely monitoring accounts receivable aging and the activity of junior mining companies in the capital markets. Deposits and letters of credit are required for 95% of all drilling contracts.

Levels of inventory increase from increased revenue activity and an increase in activity in remote locations. In the event of a sudden downturn the Company may be exposed to inventory carrying costs and possible obsolescence. At this point, management has determined that there is little obsolescence within the Company. However, it is substantially reducing purchases and using existing inventory, as well as moving inventory between divisions as the demands ebb and flow in the seven areas of the world where the Company is located. Also, in order to minimize exposure to high inventory risk, the Company works closely with its customers to anticipate and plan for scheduled reductions in their drilling programs.

Country Risk

The Company has been expanding its operations outside of North America into Central & South America, West and East Europe, as well as West Africa. With this, comes the risk of dealing in a variety of business and political jurisdictions. Unanticipated economic, political, tax related, regulatory or legal changes could have a negative impact on operations and assets. The risks include, but are not limited to, extreme fluctuations in currency exchange rates and high rates of inflation, changes in mining or investment policies or shifts in political attitude that may adversely affect the business. The Company continues to monitor developments in all current jurisdictions.

Workforce Availability

The change in the metals and minerals industry has eliminated the shortage of qualified drillers. In the past two years, the Company implemented a number of initiatives to retain experienced existing and new employees for the field, as well as for international management. In addition, the Company has been successful at utilizing non-Canadian drillers in Canada and in its international operations.

We believe that as we experience the existing difficult market conditions, the dedicated people that the Company hired plus new employees will rise to the challenge and help the Company weather the storm that will likely continue to the end of the Company's fiscal year.

Reliance on Key Accounts

The Company has a number of accounts that make up a significant portion of overall revenue and gross profits. When a contract expires or is terminated there is no guarantee that the Company has sufficient replacement contracts. Cabo continues to work with its existing client base and is actively pursuing new clients in order to minimize exposure in this area.

Long Term Contracts

The Company may enter into long term contracts with customers at fixed prices. The Company's expenses may vary significantly over a contract period due to fluctuations in the cost of labour, materials and equipment, consequently creating variations in the profitability of these contracts with fixed prices. The Company mitigates this risk by anticipating an escalation in costs when bidding on projects or providing for cost escalation in the contract. However, significant price fluctuations without warning could negatively impact the Company's margins.

Extreme Weather Conditions

The Company has operations across Canada and globally that are subject to extreme weather conditions which can have a significant impact on its operations. In addition, natural and other disasters could have an adverse impact.

Currency Fluctuations

The majority of the Company's business is conducted in Canadian dollars. However, Cabo has operations in USA, Liberia, Spain, Mexico and Panama where the Company does receive payments in foreign currency. In order to reduce its exposure to foreign exchange risks the Company contracts in U.S. dollars and Euros. This may negatively impact a project's profitability due to currency exchange volatility. Margin performance however is less affected by currency fluctuations as a large portion of costs are typically in the same currency as revenues. Furthermore, certain larger foreign currency contracts contain clauses smoothing out foreign exchange risks for both the Company and its clients. The Company holds US Dollar and Euros denominated currencies and securities that may be subject to exchange volatility.

Acquisition Integration

The Company has worked towards its strategic objective of becoming a drilling service provider of sufficient size to benefit from economies of scale and to provide the foundation from which to pursue new opportunities. In the past, business acquisitions were an important tool in this pursuit, but over the last three years no acquisitions have taken place, precluding any integration problems.

Metal Prices and Marketability of Minerals

Metal prices fluctuate widely and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectation of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities, and worldwide production levels. These factors include market supply and demand fluctuations, the proximity of metal markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, the import and export of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

Critical Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses for the reporting period. Significant areas requiring use of management estimates relate to the useful lives of capital assets for amortization purposes, inventory valuation, valuation of future income taxes, assumptions used in compilation of stock-based compensation, and amounts recorded as accrued liabilities. Actual results, therefore, could differ from these estimates. A summary of the Company's significant accounting policies is set out in Note 2 of the consolidated financial statements for the year ended June 30, 2008.

The accounting estimates believed to require the most difficult, subjective or complex judgments and which are the most critical to our reporting of results of operations and financial positions are as follows:

Allowance for Doubtful Accounts

The Company performs ongoing credit evaluations of its customers and grants credit based upon past payment history, financial condition and anticipated industry conditions. Customer payments are carefully and regularly monitored, and a provision for doubtful accounts is established based upon specific situations and overall industry conditions.

Excess and Obsolete Inventory Provisions

The Company regularly reviews the quantities of inventory on hand and provisions for obsolete inventory. Significant or unanticipated changes in business conditions could impact the amount and timing of any additional provision for excess or obsolete inventory that may be required.

Impairment of Long Lived Assets

The carrying value of long lived assets is regularly reviewed for impairment or whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Significant, unanticipated changes to these assumptions could require a provision for impairment in the future.

Amortization

The Company's capital assets are amortized based upon estimates of useful lives and salvage values. These estimates may change as more experience is gained, market conditions shift or new technological advancements are made.

Income Taxes

The Company uses the liability method which takes into account the differences between financial statement treatment and tax treatment of certain transactions, assets and liabilities. Future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Valuation allowances are established to reduce future tax assets when there is potential that some or all of the asset will not be realized. Estimates of future taxable income and the continuation of ongoing prudent tax planning arrangements have been considered in assessing the utilization of available tax losses. Changes in circumstances and assumptions and clarifications of uncertain tax regimes may require changes to the valuation allowances associated with the Company's future tax assets.

Off Balance Sheet Financing

The Company does not have any off-balance sheet arrangements.

Proposed Transactions

The Company has not entered into any proposed transactions.

Hedges

The new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed. As at September 30, 2008 the Company has not designated any hedging relationships.

Changes in Accounting Policies including Initial Adoption

Financial Instruments – Disclosure & Presentation

In March 2007, the CICA issued Section 3862, "Financial Instruments – Disclosures", and Section 3863, "Financial instruments – Presentation", which together comprise a complete set of disclosure and presentation requirements that revise and enhance current disclosure requirements for financial instruments. These sections apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. Section 3862 requires disclosure of additional detail by financial asset and liability categories. Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. Effective June 30, 2008, the Company implemented these disclosures, although the adoption of these sections did not impact the Company.

Comprehensive Income

Effective July 1, 2006, the Company adopted CICA Handbook Section 1530, which establishes standards for reporting and presenting comprehensive income, defined as the change in equity from transactions and other events from non-owner sources. Accordingly, a new consolidated statement of operations and comprehensive income now forms part of the Company's consolidated financial statements and displays current period net income and other comprehensive loss. Other comprehensive loss consists of unrealized losses on available-for-sale financial assets. The cumulative changes in other comprehensive loss are included in accumulated other comprehensive loss, which is a new category within shareholders' equity in the consolidated balance sheet.

Inventory

In June 2007, the CICA issued Section 3031, "Inventories", which requires inventory to be measured at the lower of cost and net realizable value and which includes guidance on the determination of cost, including allocation of overheads and other costs to inventory. Further, it requires the reversal of previous write-downs to net realizable value when the economic circumstances have changed to support an increased inventory value. This standard is effective for fiscal years beginning on or after January 1, 2008. The Company is in the process of evaluating the impact of this standard.

Accounting Policy Choice for Transaction Costs

On June 1, 2007, the Emerging Issues Committee of the CICA issued Abstract No. 166, "Accounting Policy Choice for Transaction Costs" ("EIC-166"). This EIC addresses the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial assets and financial liabilities that are classified as other than held-for-trading. Specifically, it requires that the same accounting policy choice be applied to all similar financial instruments classified as other than held-for-trading, but permits a different policy choice for financial instruments that are not similar. The Company has adopted EIC-166 effective June 30, 2008, which requires retroactive application to all transaction

costs accounted for in accordance with CICA Handbook Section 3855, "Financial Instruments – Recognition and Measurement". The Company has evaluated the impact of EIC-166 and determined that no adjustments are currently required.

Capital Disclosures

The CICA issued a new accounting standard, Section 1535, "Capital Disclosures", which requires the disclosure of both qualitative and quantitative information that provides users of financial statements with information to evaluate the entity's objectives, policies and processes for managing capital. This new section will be effective for the Company beginning July 1, 2008. The Company is currently assessing the impact of the above new accounting standards on the Company's financial positions and results of operations.

Accounting Changes

Effective July 1, 2007, the Company adopted Section 1506, "Accounting Changes", which establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and the correction of errors. The disclosure is to include, on an interim and annual basis, a description and the impact on the Company of any new primary source of GAAP that has been issued but is not yet effective. The impact that the adoption of Section 1506 will have on the Company's results of operations and financial condition will depend on the nature of future accounting changes.

Internal Controls over Financial Reporting

Management has designed internal controls over financial reporting (as defined in Multilateral Instrument 52-109, Certification of Disclosure in Issuers' Annual and Interim Filings) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

There have been no changes in our internal controls over financial reporting during the quarter ended September 30, 2008, that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Convergence with International Financial Reporting Standards

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Additional Sources of Information

Additional information relating to Cabo Drilling Corp., including the Company's Annual Report for the most recent financial year, can be found on SEDAR at www.sedar.com.

CABO DRILLING CORP.
Consolidated Financial Statements
2nd Quarter ended December 31, 2008

February 28, 2009

The accompanying consolidated financial statements of Cabo Drilling Corp. have been prepared by management within the framework of Canadian generally accepted accounting principles. The financial information contained elsewhere in this report, including the Management's Discussion and Analysis ("MD&A"), has been reviewed to ensure consistency with the financial statements.

Management has established a system of internal controls to meet its responsibility for reliability and accuracy of financial reporting based on the accounting principles summarized in the notes to the consolidated financial statements. The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility primarily through the Audit Committee and by meeting quarterly to review management's decisions, estimates and uncertainties.

The Audit Committee of the Board of Directors, composed of four independent directors, has reviewed the consolidated financial statements with management. The Audit Committee meets quarterly to review the consolidated financial statements and the MD&A prior to their recommendation for approval to the Board of Directors.

/s/ JOHN A. VERSFELT	/s/ CAL LUCYSHYN
John A. Versfelt	Cal Lucyshyn
President and Chief Executive Officer	Controller and Chief Financial Officer

CABO DRILLING CORP.

Consolidated Balance Sheets

As at	December 31 2008 (Unaudited)	June 30 2008 (Note 2)
ASSETS		
Current		
Cash and cash equivalents	**$1,801,715**	$ 785,261
Marketable securities	**44,353**	116,308
Accounts receivable	**9,018,923**	11,960,406
Prepaid expenses	**453,038**	400,994
Inventories	**10,160,722**	9,650,369
Future income tax assets	**550,000**	600,000
	22,028,751	23,513,338
Property, plant and equipment (Note 4)	**15,699,309**	14,167,759
Long-term investment (Note 5)	**171,429**	685,714
Future income tax assets	**330,000**	330,000
	$ 38,229,489	$ 38,696,811
LIABILITIES		
Current		
Demand loans (Note 6)	**$5,486,117**	$ 5,125,449
Accounts payable and accrued liabilities	**4,085,085**	7,669,863
Unearned revenue	**2,932,966**	2,572,522
Income tax payable	**822,381**	165,128
Current portion of long-term debt (Note 7)	**936,940**	700,101
	14,263,489	16,233,063
Long-term debt (Note 7)	**1,736,851**	1,480,389
Future Income tax	**737,000**	887,000
	16,737,340	18,600,452
SHAREHOLDERS' EQUITY		
Share capital	**$ 29,287,865**	$ 29,287,865
Contributed surplus (Note 8)	**1,892,032**	1,892,032
Accumulated other comprehensive loss	**(518,612)**	(494,497)
Deficit	**(9,169,136)**	(10,589,041)
	21,492,149	20,096,359
	$38,229,489	$ 38,696,811

Approved by the Board

/s/ JOHN A. VERSFELT, Director

/s/ THOMAS G. OLIVER, Director

The accompanying notes are an integral part of these consolidated financial statements.

CABO DRILLING CORP.
Consolidated Statements of Operation

Unaudited – prepared by management	For the quarter-ended December 31		For six months ended December 31	
For the period ended	**2008**	2007	**2008**	2007
Revenue	**$ 11,824,526**	$ 13,634,775	**$ 28,441,943**	$ 27,973,782
Direct costs	**8,740,968**	10,220,086	**21,032,856**	20,819,451
Gross profit	**3,083,558**	3,414,689	**7,409,087**	7,154,331
Expenses				
General and administrative	**1,697,919**	1,630,883	**3,490,910**	2,994,824-
Amortization	**741,518**	547,639	**1,419,092**	1,063,728
Interest income	**4,383**	(137)	**-**	(1,787)
Interest expense	**189,242**	94,605	**321,275**	168,190
(Gain) loss on foreign exchange	**(57,663)**	(71,787)	**(28,621)**	(41,344)
Other (income) expense	**-**	1,910	**-**	(300)
	2,575,399	2,203,113	**5,202,656**	4,183,311
Income before other items and income taxes	**508,159**	1,211,576	**2,206,431**	2,971,020
Other items				
Gain/(loss) on disposition of assets	**(2,208)**	--	**(5,864)**	-
Income before income taxes	**505,951**	1,211,576	**2,200,567**	2,971,020
Income tax expense (recovery)				
Current	**325,663**	418,764	**880,663**	1,122,264
Future	**(150,000)**	(14,159)	**(100,000)**	(41,733)
Net income for the period	**330,288**	806,971	**1,419,905**	1,890,489
Earnings per share				
Basic	**$ 0.01**	$ 0.02	**$ 0.03**	$ 0.04
Diluted	**$ 0.01**	$ 0.02	**$ 0.03**	$ 0.04
Weighted average number of common shares outstanding				
Basic	**47,767,013**	45,080,191	**47,767,013**	45,165,602
Diluted	**47,767,013**	45,080,191	**47,767,013**	45,165,602

The accompanying notes are an integral part of these consolidated financial statements.

CABO DRILLING CORP.

Consolidated Statements of Cash Flows

Unaudited – prepared by management	For the quarter ended December 31		For six months ended December 31	
For the period ended	**2008**	2007	**2008**	2007
Cash flows (used in) from Operating Activities				
Net income for the period	**$330,288**	$806,971	**$1,419,905**	$1,890,489
Items not involving cash:				
Amortization	**741,518**	547,639	**1,419,092**	1,063,728
Loss(Gain) on disposition of assets	**2,208**	-	**5,864**	-
Future income tax	**(150,000)**	(14,159)	**(100,000)**	(41,733)
	924,014	1,236,492	**2,744,861**	2,912,406
Changes in non-cash working capital items (Note 11)	**1,734,291**	(1,301,067)	**374,130**	(4,349,652)
	2,658,305	359,079	**3,118,990**	(1,437,168)
Cash flows used in Investing Activities				
Property, plant and equipment purchases	**(1,425,690)**	(1,197,110)	**(3,658,845)**	(2,569,791)
Proceeds from sale of assets	**335,737**	-	**702,3390**	-
	(1,089,953)	(1,197,110)	**(2,956,506)**	(2,569,791)
Cash flows used in Financing Activities				
Shares issued for cash	**-**	1,234,558	**-**	3,775,092
Demand loan	**(466,856)**	(55,000)	**510,669**	(110,000)
Repayment of long term liabilities	**(114,029)**	(10,362)	**(1,009,255)**	(163,500)
Repayment of obligation under capital lease		(173,673)		(206,396)
Additional long term debt	**66,555**	-	**1,352,555**	-
	(514,330)	995,523	**853,969**	3,295,196
Increase in cash and cash equivalents during the period	**1,054,021**	(457,250)	**1,016,453**	(711,763)
Cash and cash equivalents, beginning of period	**747,693**	(1,293,662)	**785,261**	(1,039,149)
Cash and cash equivalents, end of period	**1,801,714**	$(1,750,912)	**1,801,714**	$(1,750,912)

The accompanying notes are an integral part of these consolidated financial statements.

CABO DRILLING CORP.

Consolidated Statements of Shareholders' Equity
For the periods ended June 30, 2008 and December 31, 2008

	SHARE CAPITAL						ACCUMULATED OTHER COMPREHENSIVE				
	NUMBER		AMOUNT		CONTRIBUTED SURPLUS		LOSS		DEFICIT		TOTAL
Balance, June 30, 2007	40,205,346	$	25,492,761	$	1,880,117	$	(269,500)	$	(13,792,294)	$	13,311,084
Shares issued for exercise of warrants	7,520,167		3,766,630		-		-		-		3,766,630
Shares issued for exercise of stock options	41,500		28,474		(7,724)		-		-		20,750
Stock based compensation	-		-		19,639		-		-		19,639
Unrealized losses on available-for-sale financial assets	-		-		-		(224,997)		-		(224,997)
Net income for the year	-		-		-		-		3,203,253		3,203,253
Balance, June 30, 2008	47,767,013	$	29,287,865	$	1,892,032	$	(494,497)	$	(10,589,041)	$	20,096,359
Unrealized losses on available-for-sale financial assets	-		-		-		(679,028)		-		(679,028)
Unrealized gain on foreign exchange translation							654,913				654,913
Net income for the period	-		-		-		-		1,419,905		1,419,905
Balance, December 31, 2008	**47,767,013**	**$**	**29,287,865**	**$**	**1,892,032**	**$**	**(518,612)**	**$**	**(9,169,136)**	**$**	**21,492,150**

1. NATURE OF OPERATIONS

Cabo Drilling Corp. ("Cabo", the "Company"), a Canadian company incorporated in British Columbia, Canada, and continued under the Yukon Business Corporations Act, provides contract diamond drilling services to companies involved in mining and mineral exploration.

Cabo provides contract drilling services which include surface and underground coring, directional, reverse circulation and geotechnical drilling. These operations are performed by the following wholly-owned subsidiaries: Cabo Drilling (Ontario) Corp., Cabo Drilling (Atlantic) group, Cabo Drilling (International) Inc., the Cabo Drilling (Pacific) group, Forages Cabo Inc., Cabo Drilling de Mexico, SA de CV, Cabo Drilling Spain, SL, Cabo Drilling (Panama) Corp. and Balkan States Drilling SH.P.K.

2. ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and they have not been reviewed nor audited by the Company's auditors. These do not include all the information and notes to the financial statements required by Canadian generally accepted accounting principles for complete financial statements. Operating results for the interim period December 31, 2008 are not necessarily indicative of the results that may be expected for the year ended June 30, 2009.

The comparative figures for the balance sheet as at June 30, 2008 and the statement of operations, deficit and cash flows for the three month period ended December 31, 2008 have been included. The comparative figures of the balance sheet as at June 30, 2008 were audited, but they do not include all the information and notes required by Canadian generally accepted accounting principles. The comparative figures of the statement of operations, deficit and cash flows for the period ended December 31, 2008 were not audited nor reviewed. For further information, please refer to the consolidated financial statements and notes included in the Company's annual Report to Shareholders for the year ended June 30, 2008.

These interim financial statements were prepared in accordance with the accounting policies described in the Company's annual financial statements for the year ended June 30, 2008.

3. CHANGES IN ACCOUNTING POLICIES

a) Inventory

In June 2007, the CICA issued Section 3031, "Inventories", which requires inventory to be measured at the lower of cost and net realizable value and which includes guidance on the determination of cost, including allocation of overheads and other costs to inventory. Further, it requires the reversal of previous write-downs to net realizable value when the economic circumstances have changed to support an increased inventory value. This standard is effective for fiscal years beginning on or after January 1, 2008. The Company is in the process of evaluating the impact of this standard.

3. CHANGES IN ACCOUNTING POLICIES (Continued)

b) Financial instruments – Disclosures and presentation

In March 2007, the CICA issued Section 3862, "Financial Instruments – Disclosures", and Section 3863, "Financial instruments – Presentation", which together comprise a complete set of disclosure and presentation requirements that revise and enhance current disclosure requirements for financial instruments. These sections apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. Section 3862 requires disclosure of additional detail by financial asset and liability categories. Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. Effective June 30, 2008, the Company implemented these disclosures, although the adoption of these sections did not impact the Company.

c) Accounting changes

Effective July 1, 2007, the Company adopted Section 1506, "Accounting Changes", which establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and the correction of errors. The disclosure is to include, on an interim and annual basis, a description and the impact on the Company of any new primary source of GAAP that has been issued but is not yet effective. The impact that the adoption of Section 1506 will have on the Company's results of operations and financial condition will depend on the nature of future accounting changes.

d) Accounting policy choice for transaction costs

On June 1, 2007, the Emerging Issues Committee of the CICA issued Abstract No. 166, "Accounting Policy Choice for Transaction Costs" ("EIC-166"). This EIC addresses the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial assets and financial liabilities that are classified as other than held-for-trading. Specifically, it requires that the same accounting policy choice be applied to all similar financial instruments classified as other than held-for-trading, but permits a different policy choice for financial instruments that are not similar. The Company has adopted EIC-166 effective June 30, 2008, which requires retroactive application to all transaction costs accounted for in accordance with CICA Handbook Section 3855, "Financial Instruments – Recognition and Measurement". The Company has evaluated the impact of EIC-166 and determined that no adjustments are currently required.

e) Capital disclosures

The CICA issued a new accounting standard, Section 1535, "Capital Disclosures", which requires the disclosure of both qualitative and quantitative information that provides users of financial statements with information to evaluate the entity's objectives, policies and processes for managing capital. This new section will be effective for the Company beginning July 1, 2008.

The Company is currently assessing the impact of the above new accounting standards on the Company's financial positions and results of operations.

3. CHANGES IN ACCOUNTING POLICIES (Continued)

f) International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended June 30, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

4. PROPERTY, PLANT AND EQUIPMENT

	December 31, 2008			June 30, 2008		
	Cost	**Accumulated Amortization**	**Net Book Value**	**Cost**	**Accumulated Amortization**	**Net Book Value**
Land	$ 144,246	$ -	$ 144,246	$ 144,246	$ -	$ 144,246
Parking lot	41,788	9,582	32,206	41,788	7,712	34,076
Buildings	1,028,609	173,537	855,072	1,028,609	147,749	880,860
Computer & office equipment	526,936	390,313	136,623	515,410	352,685	162,725
Software	243,766	100,695	143,071	240,919	82,881	158,038
Vehicle & equipment	1,848,324	668,637	1,179,687	1,705,249	618,427	1,086,822
Drilling & field equipment	15,440,455	4,639,521	10,800,934	13,553,690	3,683,906	9,869,782
Assets under capital lease	3,002,188	594,718	2,407,470	2,262,165	430,957	1,831,208
	$22,276,312	$ 6,577,003	$15,699,309	$19,492,076	$ 5,324,317	$14,167,759

Included in drilling & field equipment is equipment under construction of $352,562. These drills were not available for use at December 31, 2008.

5. LONG-TERM INVESTMENT

	December 31, 2008	June 30, 2008
Investment in IMMC	**$ 685,714**	$ 878,082
Other comprehensive loss	**(514,286)**	(192,368)
	$ 171,428	$ 685,714

On December 29, 2006, the Company sold its resource properties to International Millennium Mining Corp. ("IMMC"), a TSX.V public company with common directors and officers, in exchange for 10,000,000 units in IMMC. Pursuant to the sale agreement, the Company redistributed units in IMMC to its Shareholders on a ratio of one IMMC unit for every four shares of the Company held as of the record date of January 11, 2007. The net effect was that Shareholders continued to hold their shares of the Company and received units in the capital of IMMC. As of December 31, 2008 of the 10,051,336 shares and 3,350,445 warrants of IMMC to be distributed, the Company distributed 8,233,583 shares and 2,520,249 warrants to the Company's non-US Shareholders. As of December 31, 2008, the Company holds 1,817,753 undistributed shares in trust for its US shareholders.

During the fiscal year 2007, the Company participated in a private placement of IMMC. As of December 31, 2008, the 3,377,235 shares of IMMC (approximately 12% of all outstanding shares of IMMC.) had a market value of $0.05 (June 30 2008 - $0.20) per share. As a result, the Company recorded an unrealized loss of $514,286 on the consolidated statements of operations and comprehensive income.

6. DEMAND LOAN FACILITIES

	December 31, 2008	June 30, 2008
The Company's credit facilities are as follows:		
Demand loan facility of $600,000, bearing interest at prime plus 1%, secured by promissory notes and general security agreement over certain assets of the Company. The loan is payable in monthly instalments of $10,000, plus interest, maturing 2011.	**$ 290,000**	$ 350,000
Demand loan facility of $500,000, bearing interest at prime plus 1%, secured by promissory notes and general security agreement over certain assets of the Company. The loan is payable in monthly instalments of $8,333, plus interest, maturing 2012.	**333,320**	383,324
Demand loan facility of $400,000, bearing interest at prime plus 1%, secured by promissory notes and general security agreement over certain assets of the Company. The loan is payable in monthly instalments of $6,667, plus interest, maturing 2013.	**346,664**	386,666
Operating line of credit facility of up to $5,000,000 (June 30, 2008 - $5,000,000), bearing interest at prime plus 1%. This facility is secured by promissory notes and general assignment over certain assets of the Company.	**4,516,133**	4,005,459
	$ 5,486,117	$ 5,125,449

7. LONG-TERM DEBT

	December 31, 2008	June 30, 2008
Term loan, bearing interest at prime plus 1.25%, payable in monthly instalments of $8,335 plus interest, secured by a general security agreement over certain assets of the Company, maturing in 2015.	**$ 691,805**	$ 741,654
Term loans, bearing interest at rates ranging from 0% to 9.75%, payable in monthly instalments ranging from $752 to $5,843, secured by certain equipment, maturing from 2009 to 2012.	**249,643**	280,632
Capital leases, bearing interest at rates ranging from 3.84% to 15.10%, payable in monthly instalments ranging from $749 to $5,816, secured by certain equipment, maturing between 2009 and 2012.	**294,816**	122,226
Capital lease, bearing interest at 7.80%, payable in monthly instalments of $10,517, secured by certain equipment, maturing in 2009.	**61,760**	121,032
Capital leases, bearing interest at 7.80%, payable in monthly instalments from $6,507 to $15,572, secured by certain equipment maturing in 2011.	**1,080,930**	292,744
Capital leases bearing interest at 5.93%, payable in monthly instalments ranging from $1,431 to $6,267, secured by certain equipment, maturing in 2013.	**294,837**	622,202
	$2,673,791	$ 2,180,490
Less: current portion	**(936,940)**	(700,101)
	$1,736,851	$ 1,480,389

The required annual principal and interest repayments on long-term debt are as follows:

1 – 12 months	**$ 1,100,920**
13 – 24 months	**794,168**
25 – 36 months	**555,784**
37 – 48 months	**262,878**
49 – 60 months	**184,388**
Thereafter	**217,390**
	3,115,528
Less: imputed interest	**(441,737)**
Principal payments	**$ 2,673,781**

8. SHARE CAPITAL

a. Authorized

100,000,000 common shares without par value.

b. Issued

No Shares were issued during the six months ended December 31, 2008.

c. Stock options

In December 2008, the company cancelled all of its outstanding stock options with respect to 2,477,500 shares. Following the cancellation the Company has no stock options issued under its rolling 10% stock option plan. Any future options to directors, officers, employees and consultants will be granted, subject to TSX Venture Exchange acceptance, on terms in accordance with the Company's Stock Option Plan and with Exchange policy.

	Number of Options	Exercise Price	Expiry Date
Balance, June 30, 2007	2,679,500		
Options granted	26,662	$0.65	October 18, 2009
Options granted	64,669	$0.75	October 18, 2009
Options granted	26,669	$0.85	October 18, 2009
Options exercised	(41,500)	$0.50	Various
Options expired or forfeited	(278,500)		
Balance, June 30 & September 30, 2008	2,477,500		
Options cancelled	2,477,500		
Balance, December 31, 2008	-		

9. RELATED PARTY TRANSACTIONS

	Six months ended December 31, 2008	Year ended June 30, 2008
Management and bookkeeping services charged by a company controlled by a director.	**$96,723**	$ 188,910
Amount due to company at December 31, 2008	-	12,916
A company owned by non-controlling shareholders, an officer and a director, that has provided drilling labour and other related services.	-	99,866
Amount due to company at December 31, 2008	-	-

Included in marketable securities is an investment of $7,200 (June 30,2008 – $28,800) in a company with a common director.

The amounts due to directors or companies controlled by directors are unsecured, non-interest bearing and have no specific terms of repayment. These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount established and agreed to by the related parties.

10. SEGMENTED INFORMATION

The Company has one reportable business segment: providing contract diamond drilling services to companies involved in mining and mineral exploration.

The Company's operations are divided into two geographic segments, Canada & USA and Other Foreign Countries. The services provided in each of the reportable drilling segments are essentially the same. The accounting policies of the segments are the same as those described in Notes 2 and 3. Data relating to each of the Company's reportable segments is presented as follows:

	Six months ended December 31, 2008	Six months ended December 31, 2007
Revenue		
Canada & United States	**$ 19,298,094**	$ 24,433,638
Other Foreign Countries	**9,143,849**	3,540,144
	$ 28,441,943	$ 27,973,782
Net income (loss)		
Canada & United States	**$ 642,444**	$ 1,529,394
Other Foreign Countries	**777,461**	361,095
	$ 1,419,905	$ 1,890,489

10. SEGMENTED INFORMATION (Continued)

		Six months ended December 31, 2008		Six months ended December 31, 2007
Property, plant and equipment				
Canada & United States	$	**13,200,532**	$	10,690,436
Other Foreign Countries		**2,498,777**		1,634,400
	$	**15,699,309**	$	12,324,836
Amortization				
Canada & United States	$	**1,205,524**	$	967,173
Other Foreign Countries		**213,568**		96,555
	$	**1,419,091**	$	1,063,728

11. SUPPLEMENTARY CASH FLOW INFORMATION

		December 31, 2008		June 30, 2008
Interest received		-	$	6,953
Interest paid		**321,275**	$	392,804
Income taxes paid		**516,959**	$	1,065,835

Non-cash investing and financing activities:

		December 31, 2008		June 30, 2008
Acquisition of assets under capital lease	$	**1,882,027**	$	622,202

Changes in non-cash working capital items:

	For six months ended December 31			
		2008		2007
Invested in marketable securities	$	-	$	8,713
Accounts receivable		**3,194,844**		(3,351,064)
Prepaid expenses		**(52,044)**		117,052
Inventories		**(510,353)**		(1,683,777)
Accounts payable and accrued liabilities		**(3,276,013)**		503,500
Unearned revenue		**360,443**		277,935
Income tax payable		**657,253**		(222,011)
	$	**374,130**	$	(4,349,652)

12. COMPARATIVE FIGURES

Certain prior period's comparative numbers have been reclassified to conform to current period's financial statement presentation.

13. CONTINGENCIES

The Company is involved in various legal claims and legal notices arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position, results of operations or cash flows. Any amounts awarded as a result of these actions will be reflected when known.

Cabo Drilling Corp.
Form 51-102F1
Management Discussion and Analysis
For the Quarter Ended December 31, 2008

This Management Discussion and Analysis ("MD&A") is prepared as of February 26, 2009, and should be read in conjunction with the consolidated financial statements for the quarter ended December 31, 2008, which are prepared in accordance with Canadian generally accepted accounting principles.

The MD&A contains forward-looking statements about the Company's future plans, objectives, strategies, financial conditions, results of operations, cash flows, development activities and businesses. Actual events or results may differ materially from those reflected in the Company's forward-looking statements, due to a number of known and unknown risks, uncertainties and other factors affecting the Company's business and the mining industry generally. These factors, include, but are not limited to, fluctuations in metals prices and financings for the mineral exploration industry and other factors that affect demand for the Company's services, industry competition, the need to effectively integrate acquired businesses, uncertainties as to the Company's ability to implement its business strategy, domestic and global political and economic conditions, the Company's ability to attract and retain key personnel, and other risks and uncertainties described under the heading "Risk Factors".

The Company believes that the expectations reflected in these forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this report should not be unduly relied upon. These statements speak only as of the date of this report. The Company does not undertake to update any forward-looking statement, whether written, or oral that may be made from time to time by the Company or on the Company's behalf, except as may be required under applicable securities laws. The forward-looking statements contained in this report are expressly qualified by this statement.

Non-GAAP Measures

In this quarterly report, we have included additional measures of earnings, such as "EBITDA" (earnings before interest, taxes, depreciation and amortization – which the Company defines as net income plus interest expense, income taxes, depreciation, stock-based compensation and other items), as we believe that this information will assist investors in understanding the level of our core earnings. Non-GAAP performance measures, such as EBITDA, do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Corporate Overview

Cabo Drilling Corp. ("Cabo" or the "Company") is one of the larger drilling services companies serving the mining industry. Cabo provides various drilling services including surface and underground coring, directional, reverse circulation and geotechnical drilling. Cabo supports its customers' drilling requirements from field operations and offices in Springdale, Newfoundland (Atlantic Canada); Montreal (Southern Québec and Atlantic Canada); Kirkland Lake, Ontario (Central Canada, Northern Canada and Northern Quebec); Surrey, British Columbia (Western & Northern Canada and the United States); Hermosillo, Sonora; Mexico; Panama City, Panama (Central America); Seville, Spain (Western Europe) and Tirana, Albania (Balkan States).

Highlights and Overall Performance

The Company recorded revenues for the second quarter, fiscal 2009 of $11.82 million compared to the $13.63 million recorded in the second quarter of fiscal 2008. The strength of our international divisions sector continues as 39% of quarterly revenues came from the international sector as compared to 19% in fiscal 2008. The Company has seen a decrease in gross revenue from our Canadian divisions due to decreased demand for drilling and resulting lower prices, because of the economic downturn. Management expects gross revenue from the Canadian divisions to remain low until late 2009. We are also experiencing lower demand for drilling services in our Mexico division.

Cabo's 2008 expansion was fuelled by an increased number of drills in the international market. At December 31, 2008, we had four drills in Spain, two drills in Liberia, two drills in Albania, seven drills in Panama, four drills in Mexico and three in the United States.

Management is focused on maintaining and increasing cash flow, decreasing general and administration expenditures, tightly managing inventories and continuing to add to our base of mid-tier and larger capitalized exploration and mining customers with good working capital. As a result of the oversupply of drills in Canada, there is a continued pressure to reduce drilling prices. Consequently, the Company initiated a cost reduction plan which included releasing approximately 25% of the support personnel, instituting a wage and hiring freeze and reducing Management salaries. We are also experiencing reduced supply and fuel costs which help to decrease the per meter bid prices.

Based on current contracts and bid requests, Management believes that around 60% of our international drill fleet will be operating through the balance of the Company's fiscal year. Our international drill fleet consists of 22 of 111 drills owned by the Company. With the dramatic downturn in the financial and commodity markets, the Company does not expect to increase the drill fleet, nor make significant capital expenditures. On the other hand, it is likely that our drills will be moving between divisions, taking advantage of new contracts in areas that need more drills.

Overall, Management's expectation is that the Company's third quarter fiscal 2009 will be quite slow primarily due to the poor mining and mineral exploration equity markets and the uncertainty in the credit markets. The bright spots however are gold and silver. Financings are being made available for gold and silver projects, resulting in more requests for bids for both surface and underground exploration and mining projects. Management believes that the gold mining areas of Canada, as well as Mexico, Latin America and West Africa will experience greater interest in drilling demand in the balance of 2009. However, we also expect lower demand for drilling from most of the base metal sectors in 2009. Copper and iron projects are showing some signs of renewed life, which is important for Cabo Drilling, since we have considerable experience with these types of projects.

Looking Forward

Management's expectation is that its growth cycle peaked in the first quarter of fiscal 2009. Drill and inventory rationalization in the seven areas of the world, where the Company now works, is taking place on an ongoing basis. Further, Management is focused on reducing debt, cutting costs, dramatically reducing capital and inventory expenditures, and increasing cash. Cabo Drilling is fortunate that with five new general managers in the past year it has an excellent team of professionals with many years of experience in expanding, as well as retreating markets.

In order to improve on profitability in an environment of decreasing demand and volatile commodity prices, we must be relentless on cost control and reducing our spending, while at the same time maintaining our experienced workforce, enforcing our high safety standards, and remaining focused on high employee relations and customer relations.

Summary of Quarterly Results

	Q2-09	Q1-09	Q4-08	Q3-08	Q2-08	Q1-08	Q4-07	Q3-07
$ Expressed in (000's)								
Revenue	11,825	16,617	14,634	16,037	13,635	14,339	11,679	8,896
Gross Margin	3,084	4,326	2,918	3,670	3,415	3,740	3,093	1,995
Gross Margin %	26.1%	26.0%	20.0%	22.9%	25.0%	26.1%	26.5%	22.4%
General & Administrative	1,698	1,793	2,499	1,791	1,631	1,364	1,656	1,363
EBITDA before asset write downs*	1,437	2,504	701	1,860	1,853	2,349	1,420	646
Stock-based Compensation	-	-	-	19	-	-	328	-
Amortization	742	678	709	627	548	516	650	389
Income (Loss) before Tax	506	1,695	(115)	1,095	1,212	1,759	425	214
Income after Tax	330	1,090	581	731	807	1,084	255	131
EBITDA* per share	0.030	0.053	0.015	0.041	0.043	0.054	0.041	0.019
Basic Earnings per Share	0.007	0.023	0.012	0.016	0.019	0.025	0.013	0.004
Total Assets	38,229	43,580	38,697	39,827	33,437	31,488	26,967	24,512
Total Liabilities	16,737	22,766	18,600	20,303	14,658	14,815	13,656	9,397
Working Capital	7,765	7,716	7,280	7,437	7,056	6,225	3,272	4,663

* Asset write-downs include resource properties, software and goodwill.

Consolidated Second Quarter Financial Results

Revenue for the quarter ending December 31, 2008 decreased 29% to $11.83 million, compared to $16.62 million in the first quarter of fiscal 2009 and 13% compared to the $13.64 million recorded in the second quarter of fiscal 2008. The decrease can be primarily attributed to lower revenues from our Canadian and Mexico operations, which was partially offset by growth from our other international divisions. Revenues from our international divisions represent 39% of second quarter fiscal 2009 revenues, as compared to 27% in the first quarter of fiscal 2009 and 17% in the second quarter of fiscal 2008. Management expects revenue from our international operations to increase as we shift equipment from divisions with lower utilization to new regions of increased demand.

Revenues ('000s)	2nd Qtr Fiscal 2009		2nd Qtr Fiscal 2008	
Canada & United States	$7,300	61%	$11,307	83%
Other Foreign Countries	4,525	39	2,328	17

Surface drilling revenues decreased 17% in the second quarter of fiscal 2009 by $1.69 million to $8.51 million as compared to $10.20 million in the first quarter of fiscal 2008 and underground drilling decreased marginally by 2% to $3.05 million during the second quarter of fiscal 2009 from $3.12 million in the second quarter of fiscal 2008. Geotechnical drilling decreased slightly as the Quebec division expanded to include reverse circulation drilling in its operations, resulting in over $1.0 million in revenues for the Quebec division during the second quarter of fiscal 2009.

Revenues ('000s)	2nd Qtr Fiscal 2009		2nd Qtr Fiscal 2008	
Surface	$8,506	72%	$10,202	78%
Underground	3,051	26	3,121	19
Geotechnical	268	2	312	3

Direct Costs

Direct costs for the quarter ended December 31, 2008 were $8.74 million compared to $10.22 million in the second quarter of fiscal 2008 and $12.29 million in the first quarter of fiscal 2009. Gross margins for the quarter ended December 31, 2008 were 26.1% compared to 25.0% during the second quarter of fiscal 2008 and 26.0% in the first quarter of the fiscal year 2009. Most divisions maintained consistent gross margin percentages during the first quarter of fiscal 2009 into the second quarter of fiscal 2009. The Company experienced higher costs in the Pacific and Mexico divisions. The lower margins experienced by our Mexico division are a direct result of decreased drill utilization in Mexico during the second quarter of fiscal 2009, as compared to the second quarter of fiscal 2008.

General and Administration

General and administrative expenses increased by approximately 4.0% or $67,036 from $1.63 million in the second quarter fiscal 2008 to $1.70 million in the second quarter of fiscal 2009. Compared to $2.50 million recorded in the fourth quarter of fiscal 2008, there was a decrease of $801 thousand (32%) in general and administrative expenses. Salaries and consulting fees expense decreased from $1.16 million in the first quarter of fiscal 2009 to $962,377 in the second quarter of fiscal 2009, as a result of the first staff reductions implemented during the second quarter, 2009. During this quarter the Company recorded higher office supplies, printing, and regulatory fees because of our annual general meeting.

Overall, the international divisions incurred $346,417 in administration costs during the second quarter of fiscal year 2009, as compared to $255,631 for the comparable period last year because of the increase in number of international divisions. Management expects to see decreased general and administration costs in the second half of fiscal 2009, now that the last new international operation, Albania, is in place as of October 2008, and because of the cost cutting measures executed in October and November, 2008. We will be building on our bases in seven global regions, moving drills, equipment, inventories and people between the regions as and where required.

Amortization

Amortization of property, plant and equipment for the period ending December 31, 2008 increased to $741,518 compared to $547,639 during the second quarter of fiscal 2008. The increase is due to the acquisition of $5.37 million of capital assets during fiscal 2008 and the additional $3.31 million in capital assets acquired during the first six months of fiscal 2009. As stated earlier, the Company has initiated a plan to significantly reduce capital expenditures in 2009. Consequently, amortization expenses each future quarter will increase very little.

Interest Expense

The Company incurred a $189,242 interest expense during the quarter ending December 31, 2008, compared to $132,033 incurred during the first quarter of fiscal 2009 and $94,605 incurred during the second quarter of fiscal 2008. Increased interest charges during the quarter are primarily due to higher utilization of the demand loan and operating line to finance the increased inventory and new capital leases for drilling equipment. Management expects the interest expenses to decrease in each quarter in the balance of fiscal 2009 as a result of decreased use of the operating lines.

Income Taxes

The provision for income tax for the quarter was $175,633 compared to $404,605 for the quarter ending December 31, 2007. The Company's effective tax rate for the second quarter of fiscal 2009 was 35% versus 33% for the second quarter of fiscal 2008. The increase in the Company's effective tax rate can be attributed to the distribution of taxable income between various tax jurisdictions.

Net Income

Net income after tax for the second quarter in fiscal 2009 was $330,288 compared to net after tax earnings of $806,907 in the second quarter of fiscal 2008 and compared to a net income of $1.09 million in the first quarter of fiscal 2009. Earnings decreased during the second quarter of fiscal 2009 compared to the second quarter of fiscal 2008 due to lower revenues and increased amortization and interest expenses. The net after tax income decrease, as compared to the first quarter of fiscal 2009, is due again to the lower revenues and increased amortizations and interest expenses reported during the second quarter of fiscal 2009.

Consolidated Financial Position

Consolidated total assets decreased marginally by $467,323 to $38.23 million at December 31, 2008 from $38.70 million at June 30, 2008. The change consists of a $2.94 million decrease of accounts receivable which is offset primarily by the $1.53 million increase in our capital asset base and $1.01 million in cash.

Consolidated total liabilities decreased by $1.86 million to $16.74 million at December 31, 2008, from $18.60 million at June 30, 2008, primarily as a result of the decrease in trade payables. Compared to the second quarter of 2008, higher term and operating line borrowings were required to fund the increased inventory, receivables and capital assets. Accounts payable decreased in the second quarter fiscal 2009 by 47% to $4.09 million at December 31, 2008, as compared to $7.70 million at June 30, 2008. Management has implemented increased controls to reduce inventory and equipment purchasing and reduce costs and has been successful with its focus on collecting accounts receivables and reducing our accounts payable and operating lines in the second quarter fiscal 2009, from the higher than normal balances experienced in the first quarter fiscal 2009.

The Company's cash (cash and cash equivalents) position at December 31, 2008, is $1.80 million compared to $785,261 at June 30, 2008.

Short term investments and marketable securities decreased $71,955, from $116,308 at June 30, 2008, to $44,353 at December 31, 2008. The decrease can be attributed to changes in market prices of marketable securities at December 31, 2008. We have adjusted the value of our holdings at December 31, 2008 as recorded in the comprehensive income statement. At December 31, 2008, the balance of $44,353 consists of shares in Canadian public corporations.

Accounts receivable decreased by $2.94 million or 25% to $9.02 million at December 31, 2008 from $11.96 million at June 30, 2008. The decrease resulted primarily Management's focus on accounts receivable and also reduced revenues during the second quarter of fiscal 2009. The balance at December 31, 2008 represents 76% of revenues earned during the second quarter of fiscal 2009 compared to 85% at September 30, 2008, when comparing the accounts receivable levels quarter to quarter.

Inventory levels increased by $510,353 to $10.16 million at December 31, 2008 from $9.65 million at June 30, 2008, but decreased by $1.44 million from September 30, 2008. The Company continues to focus on rationalization of inventory between divisions and overall inventory level reduction. During the second quarter of fiscal 2009, the Company has returned approximately$ 800,000 of inventory to several major suppliers without penalties. The new management information system being implemented by the Company will allow for improved information to preclude excessive inventory, which will result in further improved cash flow.

Property, plant and equipment increased to $15.70 million at December 31, 2008 from $14.17 million at June 30, 2008, an increase of $1.53 million during the four months ending December 31, 2008, primarily from the addition of six new drills. The Company invested $3.66 million in capital equipment during the six months ending December 31,2008.

The Company owns 3,377,235 shares of International Millennium Mining Corp. ("IMMC"). As of December 31, 2008, the 3,377,235 shares of IMMC had a market value of $0.05 per share, down from their original base value of $0.25 per share in 2007. To date, the Company has recorded unrealized losses totalling $675,447 on its consolidated statements of comprehensive income (loss).

Unearned revenue increased to $2.93 million at December 31, 2008 from $2.57 million at June 30, 2008. The balance primarily represents advances for longer term projects in Albania, Spain and Panama. In addition to these advances, the Company requires advances for all new contracts, which advances are applied to the last invoices for each project.

During the fiscal year 2008, the Company recorded a future income tax liability of $737,000. This liability was recognized due to the differences between the net book value of our capital assets and the tax value of our assets.

As of December 31, 2008, the Company had drawn down $4.54 million on the $5.00 million operating line and $969,985 on the $1.50 million demand loan. The operating line has been used to finance the increased inventories, receivables and acquisition of capital assets. We anticipate the operating line to be substantially paid down over the remaining months of fiscal 2009 as management is focusing effort on its reduction.

Total long term debt and capital leases increased $493,301 to $2.67 million at December 31, 2008 from $2.18 million at June 30, 2008. The increase is from new capital leases for drills being shipped to our international divisions for in place projects.

Consolidated Financial Results for six months ending December 31, 2008

Revenue for the six months ending December 31, 2008 increased 2% to $28.44 million, compared to $27.97 million in the comparable period in fiscal 2008. Revenues from the international divisions increased by 160% to $9.14 million which was offset by a 21% decrease from our Canadian operations. Revenues from our international divisions represent 32% of revenues for the first six months of fiscal 2009, as compared to 12 % in the comparable period of fiscal 2008.

Revenues ('000s)	**Six months ending December 31, 2008**		**Six months ending December 31, 2007**	
Canada & United States	$19,298	68%	$24,434	88%
Other Foreign Countries	9,144	32	3,540	12

Underground drilling increased by 11 % during the six month period ending December 31, 2008 to $6.53 million as compared to $5.88 million during the comparable period in fiscal 2008. There was little change in surface drilling revenues during this period and a decrease in geotechnical drilling as our Quebec division focused on reverse circulation drilling during the first six months of fiscal 2009.

Revenues ('000s)	**Six months ending December 31, 2008**		**Six months ending December 31, 2007**	
Surface	$21,451	75%	$21,448	77%
Underground	6,534	23	5,880	21
Geotechnical	457	2	646	2

Direct Costs

Direct costs for the six months ended December 31, 2008 were $21.03 million compared to $20.82 million in the comparable period in fiscal 2008. Gross margins for the period ended December 31, 2008 were 26.0% compared to 25.6% during the six months ending December 31, 2008. Management expects lower margins throughout the balance of fiscal 2009 due to increased competitions of Canadian drilling contractors with excess drill supply.

General and Administration

General and administrative expenses increased by approximately 16.5% or $496,086 from $3.00 million in the first six months of fiscal 2008 to $3.49 million in the first six months of fiscal 2009. Increased costs can be attributed to additional administration personnel in our international operations, higher travel and higher insurance and office costs. Salaries and wage expense increased from $1.84 million in the first six months of fiscal 2008 to $2.12 million in the comparable period of fiscal 2009, primarily due to added administration personnel in our international divisions. Overall, the international divisions incurred $588,076 in administration costs during the first six months fiscal 2009, as compared to $366,218 for the comparable period last year. General and administration expenses will decrease over the balance of the year 2009 as the full effect of Management implemented cost controls is experienced.

Amortization

Amortization of property, plant and equipment for the six months ending December 31, 2008 increased to $1.42 million compared to $1.06 million during the first six months of fiscal 2008. The increase is due to the acquisition of $5.37 million of capital assets during fiscal 2008 and the additional $3.66 million in capital assets acquired during the first six months of fiscal 2009.

Interest Expense

The Company incurred a $321,575 interest expense during the first six months of fiscal 2009, compared to $168,190 incurred during the comparable period in fiscal 2008. Increased interest charges during the period are primarily due to higher utilization of the demand loan and operating line to finance the increased inventory and new drilling equipment. Management expects the interest expenses to decrease in the balance of fiscal 2009 as a result of decreased use of the operating line.

Income Taxes

The provision for income tax for the six months ending December 31, 2008 was $780,663 compared to $1.08 million for six months ending December 31, 2007. The Company's effective tax rate for the fiscal 2009 period was 35% compared to 36% for the comparable period in fiscal 2008. The reduction in the Company's effective tax rate can be attributed to the distribution of taxable income between various tax jurisdictions.

Net Income

Net earnings for the first six months of fiscal 2009 were $1.42 million compared to net earnings of $1.89 million earned in the comparable period of fiscal 2008. Although revenues were similar during the comparable periods, increased general and administration costs, interest and amortization resulted in the lower net income for the comparable periods.

Capital Requirements

Cabo has a $10.00 million debt financing facility with HSBC Bank Canada comprised of a $5.00 million operating loan secured by accounts receivable and a $1.50 million demand loan and $3.50 million capital loan/lease facility The demand loan is secured by a general security agreement charge over Company assets and the capital loan/lease facility is secured by the specific asset. The cost for the operating line, demand and capital loan, is Canadian bank prime plus 1% and the capital lease facility is at 3.5% over the three year GIC rate. The demand loan can be drawn down in multiple advances and is repayable in monthly payments over 5 years.

The Company has a $1.75 million capital lease facility with a major equipment manufacturer. This facility is secured by specific security by the specific asset. The cost for borrowing is normally set at 2% above prime. At December 31, 2008 Cabo utilized $1.14 million of this facility. These leases will be paid down over the next three years.

It is our belief that we will be able to generate sufficient cash flow to meet current and future working capital, capital expenditure and debt obligations. As of December 31, 2008, the Company had drawn down $4.50 million on the $5.00 million operating line, $969,984 on the $1.50 million demand loan and $294,834 on the $3.50 million capital loan/ lease facility.

Contractual Obligations

The following table represents the Company's future payment obligations:

Long term debt and leases:

Expressed in thousands $ (000's)	**Payments Due by Period**				
	Total	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years
Long-term debt & Capital Leases	3,115	1,101	1,350	447	217
Total Contractual Obligations	3,115	1,101	1,350	447	217

(1) Imputed Interest of $441,737 is included in the payment schedule

Outstanding Share Data

There were no changes during the six months of fiscal 2009 in total common shares outstanding. At December 31, 2008 the total issued and outstanding shares total is 47,767,013.

During the fiscal year ending June 30, 2008, a total of 7,520,167 warrants were exercised for gross proceeds of $3,766,834 (1,143,700 warrants expired). At December 31, 2008, there were no warrants outstanding.

In December 2008, the Company cancelled all of its outstanding stock options with respect to 2,477,500 shares. Following the cancellation, the Company has no stock options granted under its rolling 10% stock option plan. Any future options to directors, officers, employees and consultants will be granted, subject to TSX Venture Exchange acceptance, on terms in accordance with the Company's Stock Option Plan and with Exchange policy.

Commitments

Redistribution of the International Millennium Mining Corp ("IMMC") Units

On December 29, 2006 Cabo closed the sale of its resource properties to IMMC. Pursuant to the transaction, the Company transferred all of the resource properties to IMMC in exchange for 10,000,000 units of IMMC. Each unit consisted of one IMMC common share and one-third (1/3) of a warrant. Each full warrant entitled the holder to purchase one share in the capital stock of IMMC for thirty-five cents ($0.35) within a period of two years.

The Company was to redistribute 10,051,336 Units to its shareholders on a ratio of one IMMC unit for each four (4) shares of the Company as of the record date January 11, 2007. To December 31, 2008 the Company has distributed or sold on behalf of its shareholders 8,233,583 IMMC shares and distributed 2,497,844 warrants to the Company's shareholders.

As of December 31, 2008, the Company's trust account for its U.S. shareholders commitment is holding 1,817,753 undistributed shares.

Transactions with Related Parties

Expressed in thousands $ (000's)	Q2-09	Q1-09	Q4-08	Q3-08
John A. Versfelt, Chairman, President and CEO, provides executive management and bookkeeping services to the Company through American Resources Management Consultants Inc., a company owned and controlled by Mr. Versfelt	48	49	51	45

Business Outlook and Strategy

The mineral drilling industry is dependent on demand for and supply of precious, base and strategic metals as well as precious stones. Demand and supply factors for these commodities can change dramatically up and down, as we have witnessed in the past two years, causing dynamic shifts in the supply of drills and drilling personnel from undersupply to oversupply. The recent financial stress in financial credit and equity markets, as well as significant global currency and economy changes have caused substantial negative changes, to the global metals supply and demand factors, resulting in much uncertainty in the global mining and related services markets. Today, the drilling industry is experiencing over supply of drills resulting in greater competition for fewer drilling projects causing significant pricing reductions. Management has initiated comprehensive cost and spending controls, as well as risk management procedures throughout the Company which will allow the Company to reduce its drilling prices in a competitive basis. Largely due to prudent debt management over the past two years, the Company's banking facilities are safe and debt ratios are low. Senior management is very focused on careful cash management, reduction of debt, and high customer relations and employee relations.

Historical corporate strategies of building the long term customer base revenues and attracting new clients, while achieving operating efficiencies will continue, but with the slowdown in growth, management has greater opportunity to be even more focused on basic business principles, including:

1. Sharing of drills & people between divisions;
2. Actively working to enhance the Company's human capital;
3. Expanding effective capacity per drill;
4. Building and maintaining a highly cost effective organization; and
5. Aggressively promoting and marketing Cabo's services.

During the past two years, the Company has very much improved its drilling fleet which will allow it to better service its customers at reduced costs.

General Risks and Uncertainties

Cabo is subject to a number of risks and uncertainties.

Competition

Contract drilling is a highly competitive industry, where numerous competitors tender bids for contracts. The Company's ongoing ability to continue to secure profitable contracts on an ongoing basis is not assured.

Cyclical Downturn

The most significant operating risk is a downturn in demand for minerals and metals which directly impacts the need for drilling services. To mitigate this risk the Company has exploited its competitive advantage in specialized drilling such as, geotechnical, geo-environmental, as well as drilling in difficult environmental conditions.

As the mining cycle lengthens and activity levels increase, the requirement for working capital, particularly accounts receivable and inventory, grows. Accounts receivable levels from junior mining companies typically increase. Junior mining companies are heavily dependent on the capital markets and any change in outlook of the mining sector, or lack of success of their exploration activities, can quickly affect their ability to carry on drilling programs as we have witnessed over the past twelve (12) months. The Company manages this risk by closely monitoring accounts receivable aging and the activity of junior mining companies in the capital markets. Deposits and letters of credit are required for 95% of all drilling contracts.

Levels of inventory increase from increased revenue activity and an increase in activity in remote locations. In the event of a sudden downturn the Company may be exposed to inventory carrying costs and possible obsolescence. At this point, management has determined that there is little obsolescence within the Company. However, it is substantially reducing purchases and using existing inventory, as well as moving inventory between divisions as the demands ebb and flow in the seven areas of the world where the Company is located. Also, in order to minimize exposure to high inventory risk, the Company works closely with its customers to anticipate and plan for scheduled reductions in their drilling programs.

Country Risk

The Company has been expanding its operations outside of North America into Central & South America, West and East Europe, as well as West Africa. With this, comes the risk of dealing in a variety of business and political jurisdictions. Unanticipated economic, political, tax related, regulatory or legal changes could have a negative impact on operations and assets. The risks include, but are not limited to, extreme fluctuations in currency exchange rates and high rates of inflation, changes in mining or investment policies or shifts in political attitude that may adversely affect the business. The Company continues to monitor developments in all current jurisdictions.

Workforce Availability

The change in the metals and minerals industry has eliminated the shortage of qualified drillers. In the past two years, the Company implemented a number of initiatives to retain experienced existing and new employees for the field, as well as for international management. In addition, the Company has been successful at utilizing non-Canadian drillers in Canada and in its international operations.

We believe that as we experience the existing difficult market conditions, the dedicated people that the Company hired plus new employees will rise to the challenge and help the Company weather the storm that will likely continue to the end of the Company's fiscal year.

Reliance on Key Accounts

The Company has a number of accounts that make up a significant portion of overall revenue and gross profits. When a contract expires or is terminated there is no guarantee that the Company has sufficient replacement contracts. Cabo continues to work with its existing client base and is actively pursuing new clients in order to minimize exposure in this area.

Long Term Contracts

The Company may enter into long term contracts with customers at fixed prices. The Company's expenses may vary significantly over a contract period due to fluctuations in the cost of labour, materials and equipment, consequently creating variations in the profitability of these contracts with fixed prices. The Company mitigates this risk by anticipating an escalation in costs when bidding on projects or providing for cost escalation in the contract. However, significant price fluctuations without warning could negatively impact the Company's margins.

Extreme Weather Conditions

The Company has operations across Canada and globally that are subject to extreme weather conditions which can have a significant impact on its operations. In addition, natural and other disasters could have an adverse impact.

Currency Fluctuations

The majority of the Company's business is conducted in Canadian dollars. However, Cabo has operations in USA, Liberia, Spain, Mexico and Panama where the Company does receive payments in foreign currency. In order to reduce its exposure to foreign exchange risks the Company contracts in U.S. dollars and Euros. This may negatively impact a project's profitability due to currency exchange volatility. Margin performance however is less affected by currency fluctuations as a large portion of costs are typically in the same currency as revenues. Furthermore, certain larger foreign currency contracts contain clauses smoothing out foreign exchange risks for both the Company and its clients. The Company holds US Dollar and Euros denominated currencies and securities that may be subject to exchange volatility.

Acquisition Integration

The Company has worked towards its strategic objective of becoming a drilling service provider of sufficient size to benefit from economies of scale and to provide the foundation from which to pursue new opportunities. In the past, business acquisitions were an important tool in this pursuit, but over the last three years no acquisitions have taken place, precluding any integration problems.

Metal Prices and Marketability of Minerals

Metal prices fluctuate widely and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectation of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities, and worldwide production levels. These factors include market supply and demand fluctuations, the proximity of metal markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, the import and export of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

Critical Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses for the reporting period. Significant areas requiring use of management estimates relate to the useful lives of capital assets for amortization purposes, inventory valuation, valuation of future income taxes, assumptions used in compilation of stock-based compensation, and amounts recorded as accrued liabilities. Actual results, therefore, could differ from these estimates. A summary of the Company's significant accounting policies is set out in Note 2 of the consolidated financial statements for the year ended June 30, 2008.

The accounting estimates believed to require the most difficult, subjective or complex judgments and which are the most critical to our reporting of results of operations and financial positions are as follows:

Allowance for Doubtful Accounts

The Company performs ongoing credit evaluations of its customers and grants credit based upon past payment history, financial condition and anticipated industry conditions. Customer payments are carefully and regularly monitored, and a provision for doubtful accounts is established based upon specific situations and overall industry conditions.

Excess and Obsolete Inventory Provisions

The Company regularly reviews the quantities of inventory on hand and provisions for obsolete inventory. Significant or unanticipated changes in business conditions could impact the amount and timing of any additional provision for excess or obsolete inventory that may be required.

Impairment of Long Lived Assets

The carrying value of long lived assets is regularly reviewed for impairment or whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Significant, unanticipated changes to these assumptions could require a provision for impairment in the future.

Amortization

The Company's capital assets are amortized based upon estimates of useful lives and salvage values. These estimates may change as more experience is gained, market conditions shift or new technological advancements are made.

Income Taxes

The Company uses the liability method which takes into account the differences between financial statement treatment and tax treatment of certain transactions, assets and liabilities. Future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Valuation allowances are established to reduce future tax assets when there is potential that some or all of the asset will not be realized. Estimates of future taxable income and the continuation of ongoing prudent tax planning arrangements have been considered in assessing the utilization of available tax losses. Changes in circumstances and assumptions and clarifications of uncertain tax regimes may require changes to the valuation allowances associated with the Company's future tax assets.

Off Balance Sheet Financing

The Company does not have any off-balance sheet arrangements.

Proposed Transactions

The Company has not entered into any proposed transactions.

Hedges

The new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed. As at September 30, 2008 the Company has not designated any hedging relationships.

Changes in Accounting Policies including Initial Adoption

Financial Instruments – Disclosure & Presentation

In March 2007, the CICA issued Section 3862, "Financial Instruments – Disclosures", and Section 3863, "Financial instruments – Presentation", which together comprise a complete set of disclosure and presentation requirements that revise and enhance current disclosure requirements for financial instruments. These sections apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. Section 3862 requires disclosure of additional detail by financial asset and liability categories. Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. Effective June 30, 2008, the Company implemented these disclosures, although the adoption of these sections did not impact the Company.

Comprehensive Income

Effective July 1, 2006, the Company adopted CICA Handbook Section 1530, which establishes standards for reporting and presenting comprehensive income, defined as the change in equity from transactions and other events from non-owner sources. Accordingly, a new consolidated statement of operations and comprehensive income now forms part of the Company's consolidated financial statements and displays current period net income and other comprehensive loss. Other comprehensive loss consists of unrealized losses on available-for-sale financial assets. The cumulative changes in other comprehensive loss are included in accumulated other comprehensive loss, which is a new category within shareholders' equity in the consolidated balance sheet.

Inventory

In June 2007, the CICA issued Section 3031, "Inventories", which requires inventory to be measured at the lower of cost and net realizable value and which includes guidance on the determination of cost, including allocation of overheads and other costs to inventory. Further, it requires the reversal of previous write-downs to net realizable value when the economic circumstances have changed to support an increased inventory value. This standard is effective for fiscal years beginning on or after January 1, 2008. The Company is in the process of evaluating the impact of this standard.

Accounting Policy Choice for Transaction Costs

On June 1, 2007, the Emerging Issues Committee of the CICA issued Abstract No. 166, "Accounting Policy Choice for Transaction Costs" ("EIC-166"). This EIC addresses the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial assets and financial liabilities that are classified as other than held-for-trading. Specifically, it requires that the same

accounting policy choice be applied to all similar financial instruments classified as other than held-for-trading, but permits a different policy choice for financial instruments that are not similar. The Company has adopted EIC-166 effective June 30, 2008, which requires retroactive application to all transaction costs accounted for in accordance with CICA Handbook Section 3855, "Financial Instruments – Recognition and Measurement". The Company has evaluated the impact of EIC-166 and determined that no adjustments are currently required.

Capital Disclosures

The CICA issued a new accounting standard, Section 1535, "Capital Disclosures", which requires the disclosure of both qualitative and quantitative information that provides users of financial statements with information to evaluate the entity's objectives, policies and processes for managing capital. This new section will be effective for the Company beginning July 1, 2008. The Company is currently assessing the impact of the above new accounting standards on the Company's financial positions and results of operations.

Accounting Changes

Effective July 1, 2007, the Company adopted Section 1506, "Accounting Changes", which establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and the correction of errors. The disclosure is to include, on an interim and annual basis, a description and the impact on the Company of any new primary source of GAAP that has been issued but is not yet effective. The impact that the adoption of Section 1506 will have on the Company's results of operations and financial condition will depend on the nature of future accounting changes.

Internal Controls over Financial Reporting

Management has designed internal controls over financial reporting (as defined in Multilateral Instrument 52-109, Certification of Disclosure in Issuers' Annual and Interim Filings) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

There have been no changes in our internal controls over financial reporting during the quarter ended December 31, 2008, that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Convergence with International Financial Reporting Standards

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Additional Sources of Information

Additional information relating to Cabo Drilling Corp., including the Company's Annual Report for the most recent financial year, can be found on SEDAR at www.sedar.com.

CABO DRILLING CORP.
Consolidated Financial Statements
3rd Quarter ended March 31, 2009

The accompanying consolidated financial statements of Cabo Drilling Corp. have been prepared by management within the framework of Canadian generally accepted accounting principles. The financial information contained elsewhere in this report, including the Management's Discussion and Analysis ("MD&A"), has been reviewed to ensure consistency with the financial statements.

Management has established a system of internal controls to meet its responsibility for reliability and accuracy of financial reporting based on the accounting principles summarized in the notes to the consolidated financial statements. The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility primarily through the Audit Committee and by meeting quarterly to review management's decisions, estimates and uncertainties.

The Audit Committee of the Board of Directors, composed of four independent directors, has reviewed the consolidated financial statements with management. The Audit Committee meets quarterly to review the consolidated financial statements and the MD&A prior to their recommendation for approval to the Board of Directors.

/s/ JOHN A. VERSFELT	/s/ CAL LUCYSHYN
John A. Versfelt	Cal Lucyshyn
President and Chief Executive Officer	Controller and Chief Financial Officer

CABO DRILLING CORP.
Consolidated Balance Sheets

As at	March 31 2009 (Unaudited)	June 30 2008 (Note 2)
ASSETS		
Current		
Cash and cash equivalents	**$1,358,254**	$ 785,261
Marketable securities	**49,618**	116,308
Accounts receivable	**5,660,392**	11,960,406
Prepaid expenses	**245,272**	400,994
Inventories	**9,357,892**	9,650,369
Future income tax assets	**960,000**	600,000
	17,631,428	23,513,338
Property, plant and equipment (Note 4)	**15,137,396**	14,167,759
Long-term investment (Note 5)	**137,143**	685,714
Future income tax assets	**-**	330,000
	$ 32,905,967	$ 38,696,811
LIABILITIES		
Current		
Demand loans (Note 6)	**4,751,405**	$ 5,125,449
Accounts payable and accrued liabilities	**2,299,207**	7,669,863
Unearned revenue	**1,499,063**	2,572,522
Income tax payable	**952,169**	165,128
Current portion of long-term debt (Note 7)	**885,191**	700,101
	10,387,035	16,233,063
Long-term debt (Note 7)	**1,529,991**	1,480,389
Future Income tax	**737,000**	887,000
	12,654,026	18,600,452
SHAREHOLDERS' EQUITY		
Share capital	**$29,287,865**	$ 29,287,865
Contributed surplus (Note 8)	**1,892,032**	1,892,032
Accumulated other comprehensive loss	**(684,153)**	(494,497)
Deficit	**(10,243,803)**	(10,589,041)
	20,251,941	20,096,359
	$ 32,905,967	$ 38,696,811

Approved by the Board

/s/ JOHN A. VERSFELT, Director

/s/ THOMAS G. OLIVER, Director

The accompanying notes are an integral part of these consolidated financial statements.

CABO DRILLING CORP.

Consolidated Statements of Operation

Unaudited – prepared by management	For the quarter-ended March 31		For nine months ended March 31	
For the period ended	**2009**	2008	**2009**	2008
Revenue	**$ 6,521,859**	16,037,162	**$ 34,963,802**	$ 44,010,944
Direct costs	**4,763,085**	12,367,309	**25,795,941**	33,486,760
Gross profit	**1,758,774**	3,669,853	**9,167,861**	10,824,184
Expenses				
General and administrative	**1,634,775**	1,790,594	**5,125,685**	4,785,418
Stock-based compensation	**-**	19,639	**-**	19,639
Amortization	**791,043**	626,948	**2,210,135**	1,690,676
Interest expense	**76,115**	118,480	**397,390**	284,883
(Gain) loss on foreign exchange	**4,079**	18,893	**(24,542)**	(22,451)
Other (income) expense	**-**	(4,612)	**-**	(4,912)
	2,506,012	2,569,942	**7,708,668**	6,753,253
Income (loss) before other items and income taxes	**(747,238)**	1,099,911	**1,459,193**	6,753,253
Other items				
Gain/(loss) on disposition of assets	**(18,092)**	4,955	**(23,956)**	4,955
Income (loss) before income taxes	**(765,330)**	1,094,956	**1,435,237**	4,065,976
Income tax expense (recovery)				
Current	**459,337**	32,442	**1,340,000**	1,446,707
Future	**(150,000)**	39,236	**(250,000)**	2,497
Net income (loss) for the period	**(1,074,666)**	731,277	**345,238**	2,621,766

Earnings per share				
Basic	**$ (0.02)**	0.02	**0.01**	0.05
Diluted	**$ (0.02)**	0.02	**0.01**	0.05
Weighted average number of common shares outstanding				
Basic	**47,767,013**	45,080,191	**47,767,013**	46,054,008
Diluted	**47,767,013**	45,080,191	**47,767,013**	46,054,008

The accompanying notes are an integral part of these consolidated financial statements.

CABO DRILLING CORP.
Consolidated Statements of Cash Flows

Unaudited – prepared by management	For the quarter ended March 31		For nine months ended March 31	
For the period ended	**2009**	2008	**2009**	2008
Cash flows (used in) from Operating Activities				
Net income (loss) for the period	**$ (1,074,667)**	**$ 731,277**	**$345,238**	**$ 2,621,766**
Items not involving cash:				
Amortization	**791,042**	**626,948**	**2,210,134**	**1,690,676**
Loss(gain) on disposition of assets	**18,092**	**4,955**	**23,956**	**4,955**
Stock based compensation	**-**	**19,639**	**-**	**19,639**
Future income tax	**(80,000)**	**39,235**	**(180,000)**	**(2,498)**
	(345,533)	**1,422,054**	**2,399,328**	**4,334,538**
Changes in non-cash working capital items (Note 11)	**1,142,615**	**(2,319,794)**	**1,516,745**	**(6,669,447)**
	797,082	**359,079**	**3,916,073**	**(1,437,168)**
Cash flows used in Investing Activities				
Property, plant and equipment purchases	**(247,221)**	**(1,026,516)**	**(3,906,066)**	**(3,596,306)**
Proceeds from sale of assets	**-**	**13,915**	**702,338**	**13,915**
	(247,221)	**(1,012,601)**	**(3,203,728)**	**(3,582,392)**
Cash flows used in Financing Activities				
Shares issued for cash	**-**	**6,438**	**-**	**3,781,530**
Demand loan	**-**	**(55,000)**	**-**	**(165,000)**
Repayment of long term liabilities	**(993,321)**	**(171,163)**	**(1,491,907)**	**(334,659)**
Repayment of obligation under capital lease	**-**	**(59,333)**	**-**	**(265,731)**
Additional long term debt	**-**	**400,000**	**1,352,555**	**400,000**
	(993,321)	**120,942**	**(139,352)**	**3,416,138**
Increase in cash and cash equivalents during the period	**(443,460)**	**(1,789,399)**	**572,993**	**(2,501,163)**
Cash and cash equivalents, beginning of period	**1,801,714**	**(1,750,912)**	**785,261**	**(1,039,149)**
Cash and cash equivalents, end of period	**$ 1,358,254**	**$ (3,540,312)**	**$ 1,358,254**	**$ (3,540,312)**

The accompanying notes are an integral part of these consolidated financial statements.

CABO DRILLING CORP.

Consolidated Statements of Shareholders' Equity

For the periods ended June 30, 2008 and March 31, 2009

	SHARE CAPITAL										
	NUMBER		AMOUNT		CONTRIBUTED SURPLUS		ACCUMULATED OTHER COMPREHENSIVE LOSS		DEFICIT		TOTAL
Balance, June 30, 2007	40,205,346	$	25,492,761	$	1,880,117	$	(269,500)	$	(13,792,294)	$	13,311,084
Shares issued for exercise of warrants	7,520,167		3,766,630		-		-		-		3,766,630
Shares issued for exercise of stock options	41,500		28,474		(7,724)		-		-		20,750
Stock based compensation	-		-		19,639		-		-		19,639
Unrealized losses on available-for-sale financial assets	-		-		-		(224,997)		-		(224,997)
Net income for the year	-		-		-		-		3,203,253		3,203,253
Balance, June 30, 2008	47,767,013	$	29,287,865	$	1,892,032	$	(494,497)	$	(10,589,041)	$	20,096,359
Unrealized losses on available-for-sale financial assets	-		-		-		660,257				660,257
Unrealized gain on foreign exchange translation							518,393				518,393
Net income for the period	-		-		-				345,238		345,238
Balance, March 31, 2009	**47,767,013**	**$**	**29,287,865**	**$**	**1,892,032**	**$**	**(684,153)**		**(10,243,803)**		**20,251,941**

1. NATURE OF OPERATIONS

Cabo Drilling Corp. ("Cabo", the "Company"), a Canadian company incorporated in British Columbia, Canada, and continued under the Yukon Business Corporations Act, provides contract diamond drilling services to companies involved in mining and mineral exploration.

Cabo provides contract drilling services which include surface and underground coring, directional, reverse circulation and geotechnical drilling. These operations are performed by the following wholly-owned subsidiaries: Cabo Drilling (Ontario) Corp., Cabo Drilling (Atlantic) group, Cabo Drilling (International) Inc., the Cabo Drilling (Pacific) group, Forages Cabo Inc., Cabo Drilling de Mexico, SA de CV, Cabo Drilling Spain, SL, Cabo Drilling (Panama) Corp. and Balkan States Drilling SH.P.K.

2. ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and they have not been reviewed nor audited by the Company's auditors. These do not include all the information and notes to the financial statements required by Canadian generally accepted accounting principles for complete financial statements. Operating results for the interim period March 31, 2009 are not necessarily indicative of the results that may be expected for the year ended June 30, 2009.

The comparative figures for the balance sheet as at June 30, 2008 and the statement of operations, deficit and cash flows for the three month period ended Marcy 31, 2009 have been included. The comparative figures of the balance sheet as at June 30, 2008 were audited, but they do not include all the information and notes required by Canadian generally accepted accounting principles. The comparative figures of the statement of operations, deficit and cash flows for the period ended March 31, 2009 were not audited nor reviewed. For further information, please refer to the consolidated financial statements and notes included in the Company's annual Report to Shareholders for the year ended June 30, 2008.

These interim financial statements were prepared in accordance with the accounting policies described in the Company's annual financial statements for the year ended June 30, 2008.

3. CHANGES IN ACCOUNTING POLICIES

a) Inventory

In June 2007, the CICA issued Section 3031, "Inventories", which requires inventory to be measured at the lower of cost and net realizable value and which includes guidance on the determination of cost, including allocation of overheads and other costs to inventory. Further, it requires the reversal of previous write-downs to net realizable value when the economic circumstances have changed to support an increased inventory value. This standard is effective for fiscal years beginning on or after January 1, 2008. The Company is in the process of evaluating the impact of this standard.

3. CHANGES IN ACCOUNTING POLICIES (Continued)

b) Financial instruments – Disclosures and presentation

In March 2007, the CICA issued Section 3862, "Financial Instruments – Disclosures", and Section 3863, "Financial instruments – Presentation", which together comprise a complete set of disclosure and presentation requirements that revise and enhance current disclosure requirements for financial instruments. These sections apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. Section 3862 requires disclosure of additional detail by financial asset and liability categories. Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. Effective June 30, 2008, the Company implemented these disclosures, although the adoption of these sections did not impact the Company.

c) Accounting changes

Effective July 1, 2007, the Company adopted Section 1506, "Accounting Changes", which establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and the correction of errors. The disclosure is to include, on an interim and annual basis, a description and the impact on the Company of any new primary source of GAAP that has been issued but is not yet effective. The impact that the adoption of Section 1506 will have on the Company's results of operations and financial condition will depend on the nature of future accounting changes.

d) Accounting policy choice for transaction costs

On June 1, 2007, the Emerging Issues Committee of the CICA issued Abstract No. 166, "Accounting Policy Choice for Transaction Costs" ("EIC-166"). This EIC addresses the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial assets and financial liabilities that are classified as other than held-for-trading. Specifically, it requires that the same accounting policy choice be applied to all similar financial instruments classified as other than held-for-trading, but permits a different policy choice for financial instruments that are not similar. The Company has adopted EIC-166 effective June 30, 2008, which requires retroactive application to all transaction costs accounted for in accordance with CICA Handbook Section 3855, "Financial Instruments – Recognition and Measurement". The Company has evaluated the impact of EIC-166 and determined that no adjustments are currently required.

e) Capital disclosures

The CICA issued a new accounting standard, Section 1535, "Capital Disclosures", which requires the disclosure of both qualitative and quantitative information that provides users of financial statements with information to evaluate the entity's objectives, policies and processes for managing capital. This new section will be effective for the Company beginning July 1, 2008.

The Company is currently assessing the impact of the above new accounting standards on the Company's financial positions and results of operations.

3. CHANGES IN ACCOUNTING POLICIES (Continued)

f) International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended June 30, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

4. PROPERTY, PLANT AND EQUIPMENT

	March 31, 2009			June 30, 2008		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Land	$ 144,246	$ -	$ 144,246	$ 144,246	$ -	$ 144,246
Parking lot	41,788	10,517	31,271	41,788	7,712	34,076
Buildings	1,036,743	187,089	849,654	1,028,609	147,749	880,860
Computer & office equipment	536,880	408,099	128,781	515,410	352,685	162,725
Software	250,285	106,411	143,874	240,919	82,881	158,038
Vehicle & equipment	1,851,029	730,770	1,120,259	1,705,249	618,427	1,086,822
Drilling & field equipment	15,459,567	5,170,111	10,289,456	13,553,688	3,683,906	9,869,782
Assets under capital lease	3,127,235	697,380	2,429,855	2,262,165	430,957	1,831,208
	$22,447,773	$ 7,310,377	$15,137,396	$19,492,074	$ 5,324,317	$14,167,757

5. LONG-TERM INVESTMENT

	March 31, 2009	June 30, 2008
Investment in IMMC	$ 685,714	$ 878,082
Other comprehensive loss	(548,571)	(192,368)
	$ 137,143	$ 685,714

On December 29, 2006, the Company sold its resource properties to International Millennium Mining Corp. ("IMMC"), a TSX.V public company with common directors and officers, in exchange for 10,000,000 units in IMMC. Pursuant to the sale agreement, the Company redistributed units in IMMC to its Shareholders on a ratio of one IMMC unit for every four shares of the Company held as of the record date of January 11, 2007. The net effect was that Shareholders continued to hold their shares of the Company and received units in the capital of IMMC. As of March 31, 2009 of the 10,051,336 shares and 3,350,445 warrants of IMMC to be distributed, the Company distributed 8,233,583 shares and 2,520,249 warrants to the Company's non-US Shareholders. As of March 31, 2009, the Company holds 1,817,753 undistributed shares in trust for its US shareholders.

During the fiscal year 2007, the Company participated in a private placement of IMMC. As of March 31, 2009, the 3,377,235 shares of IMMC (approximately 12% of all outstanding shares of IMMC.) had a market value of $0.04 (June 30 2008 - $0.20) per share. As a result, the Company recorded an unrealized loss of $548,571 on the consolidated statements of operations and comprehensive income.

6. DEMAND LOAN FACILITIES

	March 31, 2009	June 30, 2008
The Company's credit facilities are as follows:		
Demand loan facility of $600,000, bearing interest at prime plus 1%, secured by promissory notes and general security agreement over certain assets of the Company. The loan is payable in monthly instalments of $10,000, plus interest, maturing 2011.	$ 260,000	$ 350,000
Demand loan facility of $500,000, bearing interest at prime plus 1%, secured by promissory notes and general security agreement over certain assets of the Company. The loan is payable in monthly instalments of $8,333, plus interest, maturing 2012.	308,318	383,324
Demand loan facility of $400,000, bearing interest at prime plus 1%, secured by promissory notes and general security agreement over certain assets of the Company. The loan is payable in monthly instalments of $6,667, plus interest, maturing 2013.	326,663	386,666
Operating line of credit facility of up to $5,000,000 (June 30, 2008 - $5,000,000), bearing interest at prime plus 1%. This facility is secured by promissory notes and general assignment over certain assets of the Company.	3,856,424	4,005,459
	$ 4,751,405	$ 5,125,449

7. LONG-TERM DEBT

	March 31, 2009	June 30, 2008
Term loan, bearing interest at prime plus 1.25%, payable in monthly instalments of $8,335 plus interest, secured by a general security agreement over certain assets of the Company, maturing in 2015.	**$ 666,800**	$ 741,654
Term loans, bearing interest at rates ranging from 0% to 9.75%, payable in monthly instalments ranging from $752 to $5,843, secured by certain equipment, maturing from 2009 to 2012.	**195,144**	280,632
Capital leases, bearing interest at rates ranging from 3.84% to 15.10%, payable in monthly instalments ranging from $749 to $5,816, secured by certain equipment, maturing between 2009 and 2012.	**279,412**	122,226
Capital lease, bearing interest at 7.80%, payable in monthly instalments of $10,517, secured by certain equipment, maturing in 2009.	**31,213**	121,032
Capital leases, bearing interest at 7.80%, payable in monthly instalments from $6,507 to $15,572, secured by certain equipment maturing in 2011.	**963,201**	292,744
Capital leases bearing interest at 5.93%, payable in monthly instalments ranging from $1,431 to $6,267, secured by certain equipment, maturing in 2013.	**279,412**	622,202
	$ 2,415,182	$ 2,180,490
Less: current portion	**(885,191)**	(700,101)
	$ 1,529,991	$ 1,480,389

The required annual principal and interest repayments on long-term debt are as follows:

1 – 12 months	**$ 1,035,494**
13 – 24 months	**739,889**
25 – 36 months	**451,350**
37 – 48 months	**251,469**
49 – 60 months	**147,066**
Thereafter	**192,382**
	2,817,651
Less: imputed interest	**(402,469)**
Principal payments	**$ 2,415,182**

8. SHARE CAPITAL

a. Authorized

100,000,000 common shares without par value.

b. Issued

No Shares were issued during the nine months ended March 31, 2009.

c. Stock options

In December 2008, the company cancelled all of its outstanding stock options with respect to 2,477,500 shares. Following the cancellation the Company has no stock options issued under its rolling 10% stock option plan. Any future options to directors, officers, employees and consultants will be granted, subject to TSX Venture Exchange acceptance, on terms in accordance with the Company's Stock Option Plan and with Exchange policy.

	Number of Options	Exercise Price	Expiry Date
Balance, June 30, 2007	2,679,500		
Options granted	26,662	$0.65	October 18, 2009
Options granted	64,669	$0.75	October 18, 2009
Options granted	26,669	$0.85	October 18, 2009
Options exercised	(41,500)	$0.50	Various
Options expired or forfeited	(278,500)		
Balance, June 30 & September 30, 2008	2,477,500		
Options cancelled	2,477,500		
Balance, March 31, 2009	-		

9. RELATED PARTY TRANSACTIONS

	Nine months ended March 31, 2009	Year ended June 30, 2008
Management and bookkeeping services charged by a company controlled by a director.	**$142,725**	$ 188,910
Amount due to company at March 31, 2009	**20,895**	12,916
A company owned by non-controlling shareholders, an officer and a director, that has provided drilling labour and other related services.	-	99,866

Included in marketable securities is an investment of $7,200 (June 30,2008 – $28,800) in a company with a common director.

The amounts due to directors or companies controlled by directors are unsecured, non-interest bearing and have no specific terms of repayment. These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount established and agreed to by the related parties.

10. SEGMENTED INFORMATION

The Company has one reportable business segment: providing contract diamond drilling services to companies involved in mining and mineral exploration.

The Company's operations are divided into two geographic segments, Canada & USA and Other Foreign Countries. The services provided in each of the reportable drilling segments are essentially the same. The accounting policies of the segments are the same as those described in Notes 2 and 3. Data relating to each of the Company's reportable segments is presented as follows:

	Nine months ended March 31, 2009	Nine months ended March 31, 2008
Revenue		
Canada & United States	**$ 21,627,828**	$ 24,433,638
Other Foreign Countries	**13,335,974**	3,540,144
	$ 34,963,802	$ 27,973,782
Net income (loss)		
Canada & United States	**$ (618,846)**	$ 1,529,394
Other Foreign Countries	**886,831**	361,095
	$ 267,985	$ 1,890,489

10. SEGMENTED INFORMATION (Continued)

	Nine months ended March 31, 2009	Nine months ended March 31, 2008
Property, plant and equipment		
Canada & United States	$ 12,618,021	$ 10,690,436
Other Foreign Countries	2,519,375	1,634,400
	$ 15,137,396	$ 12,324,836
Amortization		
Canada & United States	$ 1,883,982	$ 967,173
Other Foreign Countries	326,153	96,555
	$ 2,210,135	$ 1,063,728

11. SUPPLEMENTARY CASH FLOW INFORMATION

	March 31, 2009	June 30, 2008
Interest received	$ -	$ 6,953
Interest paid	397,390	392,804
Income taxes paid	375,000	1,065,835

Non-cash investing and financing activities:

	March 31, 2009	June 30, 2008
Acquisition of assets under capital lease	$ 1,352,555	$ 622,202

Changes in non-cash working capital items:

	For nine months ended March 31 2009	2008
Invested in marketable securities	$ -	$ 8,713
Accounts receivable	6,529,764	(3,351,064)
Prepaid expenses	155,722	117,052
Inventories	292,477	(1,683,777)
Accounts payable and accrued liabilities	(5,174,799)	503,500
Unearned revenue	(1,073,460)	277,935
Income tax payable	787,041	(222,011)
	1,516,745	$ (4,349,652)

12. COMPARATIVE FIGURES

Certain prior period's comparative numbers have been reclassified to conform to current period's financial statement presentation.

13. SUBSEQUENT EVENTS

On April 27, 2009, the Company finalized a convertible debenture on an outstanding account due from a client. The debenture in the amount of $511,590 USD is repayable in three equal payments with interest accruing at 12% per annum on the outstanding balance over three years. The debenture is secured by certain assets of the client.

14. CONTINGENCIES

The Company is involved in various legal claims and legal notices arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position, results of operations or cash flows. Any amounts awarded as a result of these actions will be reflected when known.

Cabo Drilling Corp.
Form 51-102F1
Management Discussion and Analysis
For the Quarter Ended March 31, 2009

This Management Discussion and Analysis ("MD&A") is prepared as of May 28, 2009, and should be read in conjunction with the consolidated financial statements for the quarter ended March 31, 2009, which are prepared in accordance with Canadian generally accepted accounting principles.

The MD&A contains forward-looking statements about the Company's future plans, objectives, strategies, financial conditions, results of operations, cash flows, development activities and businesses. Actual events or results may differ materially from those reflected in the Company's forward-looking statements, due to a number of known and unknown risks, uncertainties and other factors affecting the Company's business and the mining industry generally. These factors, include, but are not limited to, fluctuations in metals prices and financings for the mineral exploration industry and other factors that affect demand for the Company's services, industry competition, the need to effectively integrate acquired businesses, uncertainties as to the Company's ability to implement its business strategy, domestic and global political and economic conditions, the Company's ability to attract and retain key personnel, and other risks and uncertainties described under the heading "Risk Factors".

The Company believes that the expectations reflected in these forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this report should not be unduly relied upon. These statements speak only as of the date of this report. The Company does not undertake to update any forward-looking statement, whether written, or oral that may be made from time to time by the Company or on the Company's behalf, except as may be required under applicable securities laws. The forward-looking statements contained in this report are expressly qualified by this statement.

Non-GAAP Measures

In this quarterly report, we have included additional measures of earnings, such as "EBITDA" (earnings before interest, taxes, depreciation and amortization – which the Company defines as net income plus interest expense, income taxes, depreciation, stock-based compensation and other items), as we believe that this information will assist investors in understanding the level of our core earnings. Non-GAAP performance measures, such as EBITDA, do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Corporate Overview

Cabo Drilling Corp. ("Cabo" or the "Company") is one of the larger Canadian drilling services companies serving the mining industry. Cabo provides various drilling services including surface and underground coring, directional, reverse circulation and geotechnical drilling. Cabo supports its customers' drilling requirements from field operations and offices in Springdale, Newfoundland (Atlantic Canada); Montreal (Southern Québec and Atlantic Canada); Kirkland Lake, Ontario (Central Canada, Northern Canada and Northern Quebec); Surrey, British Columbia (Western & Northern Canada and the United States); Hermosillo, Sonora; Mexico; Panama City, Panama (Central America); Seville, Spain (Western Europe) and Tirana, Albania (Balkan States).

Highlights and Overall Performance

During the third quarter fiscal 2009, the Company experienced a significant decrease in rig utilization due to the uncertainty in the economy, as clients have delayed, cancelled or reduced exploration drilling programs. This reduction started in the second fiscal quarter ending December 31 and was severe in the third quarter of fiscal 2009, as revenues decreased by 39% to $6.52 million in the third quarter of fiscal 2009 from $11.82 million the second quarter of fiscal 2009. Seasonal shutdowns occurred earlier than previous years and continue through spring breakup, with programs being delayed until the summer drilling season. This is both a domestic and global condition. Consequently, we expect that revenues in the balance of 2009, will remain low. Although revenues in Canada will be lower, the Company continues to service several longer term, multi-drill projects for intermediate and major mining companies, domestic and international.

The Company has experienced pricing pressures on new contracts with prices per meter decreasing by as much as 30%. This reduction is largely offset by the cost reductions implemented in the second quarter of fiscal 2009; however, the Company expects contract margins will not increase during the year 2009. Effective March 1, 2009, all employee wages and salaries have been reduced by 10%, and a freeze on all discretionary expenses and capital expenditures is continued from 2008 as management focuses on maintaining cash flow.

Cabo's strategy to build internationally has proven to be beneficial, even though our general and administration costs have increased as a result of expansion. Our international divisions have contributed to 64% of fiscal 2009 third quarter revenues as compared to 28% in the third quarter of fiscal 2008. The Company has seen a decrease in our Canadian divisions revenues due to decreased demand primarily for drilling of base metal projects. Management expects the Canadian divisions revenue to remain low until late 2009 and we have also experienced lower demand for services in Mexico and Spain but expect to see an improvement in Mexico in the Fall 2009.

Cabo is continuing to research new markets to improve our drill utilization internationally. At March 31, 2009, we had four drills in Spain, one drill in Liberia, two drills in Albania, seven drills in Panama, four drills in Mexico and three in the United States.

Overall, Management's expectation is that the Company's fourth quarter fiscal 2009 will continue to show significant reductions in revenues compared to the fourth quarter fiscal 2008, primarily due to the poor financing markets for mining and mineral exploration companies, other than the more significiant precious metals companies. Management is however encouraged by the multi-million dollar financings that are taking place in Canada, as well as other international financial markets, for gold and silver projects. This is resulting in more requests for bids for both surface and underground exploration and mining projects. Management believes that the gold mining areas of Canada, as well as Latin America and Ontario will experience greater interest in drilling demand in the balance of 2009. However, we also expect lower demand for drilling from most of the base metal sectors in 2009. Copper and iron projects are showing some signs of renewed life, which is important for Cabo Drilling, since we have considerable experience with these types of projects.

Looking Forward

Management's expectation is that its growth cycle peaked in the first quarter of fiscal 2009. Drill and inventory rationalization in the seven areas of the world, where the Company now works, is taking place on an ongoing basis. Furthermore, Management is focused on reducing debt, cutting costs, dramatically reducing capital and inventory expenditures, and increasing cash. Cabo Drilling is fortunate in that it has a strong senior management team, which has experienced severe downturns. It has an excellent group of professionals with many years of experience of managing through tough economic cycles into the next expanding cycle.

In order to improve on profitability in an environment of decreasing demand and volatile commodity prices, we are relentless on cost control and reducing our spending, while at the same time maintaining our experienced workforce, enforcing our high safety standards, and remaining focused on high employee relations and customer relations.

Summary of Quarterly Results

$ Expressed in (000's)	Q3-09	Q2-09	Q1-09	Q4-08		Q3-08	Q2-08	Q1-08	Q4-07
Revenue	6,522	11,825	16,617	14,634		16,037	13,635	14,339	11,679
Gross Margin	1,759	3,084	4,326	2,918		3,670	3,415	3,740	3,093
Gross Margin %	27.0%	26.1%	26.0%	20.0%		22.9%	25.0%	26.1%	26.5%
General & Administrative	1,635	1,698	1,793	2,499		1,791	1,631	1,364	1,656
EBITDA before asset write downs*	102	1,437	2,504	701		1,860	1,853	2,349	1,420
Stock-based Compensation	-	-	-	-		19	-	-	328
Amortization	791	742	678	709		627	548	516	650
Income (Loss) before Tax	(765)	506	1,695	(115)		1,095	1,212	1,759	425
Income (Loss) after Tax	(1,075)	330	1,090	581		731	807	1,084	255
EBITDA per share	0.002	0.030	0.053	0.015		0.041	0.043	0.054	0.041
Basic Earnings per Share	(0.02)	0.007	0.023	0.012		0.016	0.019	0.025	0.013
Total Assets	32,906	38,229	43,580	38,697		39,827	33,437	31,488	26,967
Total Liabilities	12,654	16,737	22,766	18,600		20,303	14,658	14,815	13,656
Working Capital	7,243	8,095	7,716	7,280		7,437	7,056	6,225	3,272

* Asset write-downs include resource properties, software and goodwill.

Consolidated Third Quarter Financial Results

Revenue for the quarter ending March 31, 2009 decreased 45% to $6.52 million, compared to $11.83 million in the second quarter of fiscal 2009 and 59% compared to the $16.04 million recorded in the third quarter of fiscal 2008. The decrease can be attributed to lower revenues from our Canadian, Mexico and Spain operations, which were partially offset by revenue growth from the Panama operations. Revenues from our international divisions represent 64% of third quarter fiscal 2009 revenues, as compared to 39 % in the second quarter of fiscal 2009 and 28% in the third quarter of fiscal 2008. Management expects international operations to increase as we shift equipment from divisions with lower utilization to new regions of increased demand.

Revenues ('000s)	3rd Qtr Fiscal 2009		3rd Qtr Fiscal 2008	
Canada & United States	$2,330	36%	$11,547	72%
Other Foreign Countries	4,192	64	4,490	28

Surface drilling revenues decreased 62% in the third quarter of fiscal 2009 by $7.70 million to $4.65 million as compared to $12.34 million in the third quarter of fiscal 2008 and underground drilling decreased by 50% to $1.68 million during the third quarter of fiscal 2009 from $3.38 million in the third quarter of fiscal 2008. Geotechnical drilling decreased by 38% during the third quarter of fiscal 2009.

Revenues ('000s)	3rd Qtr Fiscal 2009		3rd Qtr Fiscal 2008	
Surface	$4,650	71%	$12,344	77%
Underground	1,681	26	3,380	21
Geotechnical	191	3	313	2

Direct Costs

Direct costs for the quarter ended March 31, 2009 were $4.76 million compared to $12.37 million in the third quarter of fiscal 2008 and $8.74 million in the second quarter of fiscal 2009. Gross margins for the quarter ended March 31, 2009 were 27.0% compared to 22.8% during the third quarter of fiscal 2008 and 26.1% in the second quarter of the fiscal year 2009. The increased gross margin is a direct result of cost reduction measures implemented during the second quarter of fiscal 2009. Management expects gross margins to remain near the 25-27% range, even with the challenging market conditions due to the implemented cost reduction program, increased cost controls and tight cash management.

General and Administration

General and administrative expenses decreased by approximately 4.0% or $63,144 from $1.70 million in the second quarter fiscal 2009 to $1.63 million in the third quarter of fiscal 2009. Compared to $1.79 million recorded in the third quarter of fiscal 2008, there was a decrease of $155,819 or 9% in general and administrative expenses. Management believes that general and administration costs will decrease in future quarters, as the affect of reduced salaries, benefits and other cost reductions is experienced. Included in the third quarter results are the following non-recurring charges or extraordinary expenses: performance bonus of $114,000 payable on fiscal 2008 operating results; approximately $18,864 from higher than normal RRSP contributions; and $23,664 in vacation wages expense. Salaries and consulting fees expense decreased from $962,377 in the second quarter of fiscal 2009 to $923,596 in the third quarter of fiscal 2009, as a result of the staff reductions implemented during the second quarter. During the quarter, the Company recorded additional insurance costs as a result of foreign workers compensation and higher legal fees. Overall, the international divisions incurred $740,164 in administration costs during the third quarter of fiscal year 2009 as compared to $534,374 for the comparable period last year.

We anticipate general and administration costs to be reduced to approximately $1.25 million to $1.35 million by the second quarter of fiscal 2010. All employees have taken 10% salary reductions effective

March 1, 2009 and Senior Management has limited all extraordinary expenses. We continue to investigate more cost efficiencies and cost rationalization.

Amortization

Amortization of property, plant and equipment for the period ending March 31, 2009 increased to $791,043 compared to $741,518 during the second quarter of fiscal 2009 and by 26% from the $626,948 recorded in the third quarter of fiscal 2008. The increase is due to the acquisition of $5.37 million of capital assets during fiscal 2008 and the additional $3.31 million in capital assets acquired during the first nine months of fiscal 2009.

Interest Expense

The Company incurred a $76,115 interest expense during the quarter ending March 31, 2009, compared to $189,242 incurred during the second quarter of fiscal 2009 and $118,480 incurred during the third quarter of fiscal 2008. The decrease is a result of lower utilization of our operating line and from the lower interest rate charged by the bank on the demand and operating loans. Management expects the interest expenses to decrease in the balance of fiscal 2009 and each quarter in fiscal 2010 due to the lower interest rates and the final payments being made on several equipment leases.

Income Taxes

The provision for income tax for the third quarter was $136,590 compared to $71,698 for the quarter ending March 31, 2008.

Net Income

Net loss for the third quarter in fiscal 2009 was $1.07 million compared to net earnings of $731,277 in the third quarter of fiscal 2008 and compared to net earnings of $330,288 in the second quarter of fiscal 2009. Earnings decreased during the third quarter of fiscal 2009 compared to the second quarter of fiscal 2009 due to lower revenues, increased amortization and increased income taxes.

Consolidated Financial Position

Consolidated total assets decreased by $5.79 million to $32.91 million at March 31, 2009 from $38.70 million at June 30, 2008. The change consists of a $6.30 million decrease of accounts receivable which is offset somewhat by the $969,637 increase in our capital asset base and the $572,933 increase in cash.

Consolidated total liabilities decreased by $5.95 million to $12.65 million at March 31, 2009, from $18.60 million at June 30, 2008, primarily as a result of the decrease in trade payables. Higher term and operating line borrowings were also required to fund the increased inventory, receivables and capital assets. Accounts payable decreased by 70% to $2.30 million at March 31, 2009, as compared to $7.70 million at June 30, 2008. Management has implemented additional controls to reduce inventory purchases and has been successful in focusing its efforts on collecting accounts receivables and reducing its accounts payable and operating lines in the third quarter fiscal 2009, from the higher than normal balances in the first half of fiscal 2009.

The Company's cash (cash and cash equivalents) position at March 31, 2009, is $1.39 million compared to $785,261 at June 30, 2008.

Short term investments and marketable securities decreased $66,690, from $116,308 at June 30, 2008, to $49,618 at March 31, 2009. The decrease can be attributed to changes in market prices at December 31, 2008. We have adjusted the value of our holdings at March 31, 2009 as recorded in the comprehensive income statement. At March 31, 2009, the balance of $49,618 consists of shares in Canadian public corporations.

Accounts receivable decreased by $6.30 million or 53% to $5.66 million at March 31, 2009 from $11.96 million at June 30, 2008. The decrease resulted primarily from the lower revenues during the third quarter of fiscal 2009 and management's collections efforts in all divisions. The balance at March 31, 2009 represents 87% of revenues earned during the third quarter of fiscal 2009 compared to 76% at December 31, 2008 when comparing accounts receivable quarter to quarter.

Inventory levels decreased by $292,477 to $9.38 million at March 31, 2009 from $9.65 million at June 30, 2008 and a decrease of $2.25 million from September 30, 2008. The Company continues to focus on rationalization of inventory between divisions and overall reduction during the third quarter fiscal 2009. The new management information system and central purchasing being implemented will allow for improved information to preclude excessive inventory, which will result in further improved cash flow.

Property plant & equipment increased to $15.14 million at March 31, 2009 from $14.17 million at June 30, 2008, an increase of $969,637 during the nine months ending March 31, 2009, primarily from the addition of six new drills delivered in the first half of the Company's fiscal 2009. The Company invested over $3 million in new property plant and equipment during the nine months ending March 31, 2009. This will favourably position the Company at the beginning of the next drilling cycle.

The Company owns 3,377,235 shares of International Millennium Mining Corp. ("IMMC"). As of March 31, 2009, the 3,377,235 shares of IMMC had a market value of $0.05 per share. As a result, the Company recorded an unrealized loss of $593,567 on the consolidated statements of comprehensive income. As the IMMC share price has improved to the date of the MD&A, the Company expects an unrealized gain in the fourth quarter fiscal 2009.

Unearned revenue decreased to $1.50 million at March 31, 2009 from $2.57 million at June 30, 2008. The balance represents advances for longer term projects in Panama and operations in Central Canada. In addition to these advances, the Company requires advances for all new contracts, which advances are applied to the last invoices for each project.

During the fiscal year 2008, the Company recorded a future income tax liability of $737,000. This liability was recognized due to the differences between the net book value of our capital assets and the tax value of our assets.

As of March 31, 2009, the Company had drawn down $3.85 million on the $5.00 million operating line and $949,981 on the $1.50 million demand loan. The operating line has been used to finance the increased inventories, receivables and acquisition of capital assets. We anticipate the operating line to be substantially paid down over the remaining months of fiscal 2009, as Senior Management is focusing effort on its reduction.

Total long term debt and capital leases increased $234,692 to $2.42 million at March 31, 2009 from $2.18 million at June 30, 2008. The increase results from the five new capital leases for drills being shipped to our international divisions for projects in place.

Consolidated Financial Results for nine months ending March 31, 2009

Revenue for the nine months ending March 31, 2009 decreased 21% to $34.96 million, compared to $44.01 million in the comparable period in fiscal 2008. Revenues from the international divisions increased by 67% to $13.34 million which was offset by a 40% decrease in our Canadian operations. Revenues from our international divisions represent 38% of revenues for the first nine months of fiscal 2009 as compared to 18 % in the comparable period of fiscal 2008.

Revenues ('000s)	Nine months ending March 31, 2009		Nine months ending March 31, 2008	
Canada & United States	$21,628	62%	$35,936	82%
Other Foreign Countries	13,336	38	8,075	18

Underground drilling decreased by 11 % during the nine month period ending March 31, 2009 to $8.22 million as compared to $9.26 million during the comparable period in fiscal 2008. Revenues from the geotechnical division decreased due to the economic downturn in Central Canada, but management expects this to increase as the Canadian infrastructure programs are initiated.

Revenues ('000s)	Nine months ending March 31, 2009		Nine months ending March 31, 2008	
Surface	$26,101	75%	$33,732	77%
Underground	8,215	23	9,260	21
Geotechnical	648	2	1,019	2

Direct Costs

Direct costs for the nine months ended March 31, 2009 were $25.80 million compared to $33.49 million in the comparable period in fiscal 2008. Gross margins for the nine month period ended March 31, 2009 were 26.2%, compared to 24.6% during the nine months ending March 31, 2008. Management is forecasting that margins will remain around 25% to 27% for the balance of the 2009 year.

General and Administration

General and administrative expenses increased by approximately 7.1% or $340,267 from $4.79 million in the first nine months of fiscal 2008 to $5.13 million in the first nine months of fiscal 2009. Increased costs can be attributed to additional administration personnel in our international operations, higher travel, higher insurance and more office costs. Salaries and wage expenses increased very little from $3.10 million in the first nine months of fiscal 2008 to $3.16 million in the comparable period of fiscal 2009 eventhough, additional administration personnel were hired for our international divisions in the first half of the fiscal 2009 year..Our international personnel also were affected by the 10% reduction in salaries and wages put in place March 1, 2009, so we expect little, if any, increases in these costs year over year. Overall, the international divisions incurred $588,076 in administration costs during the first six months fiscal 2009 as compared to $366,218 for the comparable period last year. General and administration expenses will decrease over the balance of the year and into fiscal 2010 as the full effect of managements cost control implemented will take effect.

Amortization

Amortization of property, plant and equipment for the nine months ending March 31, 2009 increased to $ 2.21 million compared to $1.69 million during the first nine months of fiscal 2008. The increase is due to the acquisition of $3.60 million of capital assets during fiscal 2008 and the additional $3.91 million in capital assets acquired during the first nine months of fiscal 2009.

Interest Expense

The Company incurred a $397,390 interest expense during the first nine months of fiscal 2009, compared to $284,190 incurred during the comparable period in fiscal 2008. Increased interest charges during the period are primarily due to higher utilization of the demand loan and operating line to finance the increased inventory and new capital leases for drilling equipment during the first two quarters of fiscal 2009. Management expects the interest expense to decrease in the balance of fiscal 2009 as a result of decreased use of the operating line and the lower interest rates charged by the financial institutions.

Income Taxes

The provision for income tax for the nine months ending March 31, 2009 was $1.34 million compared to $1.45 million for nine months ending March 31, 2008.

Net Income

Net earnings for the first nine months of fiscal 2009 were $345,238 compared to net earnings of $2.62 million earned in the comparable period of fiscal 2008.

Capital Requirements

Cabo has a $10.00 million debt financing facility with HSBC Bank Canada comprised of a $5.00 million operating loan secured by accounts receivable and inventory, a $1.50 million demand loan and a $3.50 million capital loan/lease facility The demand loan is secured by a general security agreement charge over Company assets and the capital loan/lease facility is secured by specific assets. The cost for the operating line, demand and capital loan, is Canadian bank prime plus 1% and the capital lease facility is at 3.5% over the three year GIC rate. The demand loan can be drawn down in multiple advances and is repayable in monthly payments over 5 years.

The Company has a $1.75 million capital lease facility with a major equipment manufacturer. This facility is secured by specific security by specific assets. The cost for borrowing is normally set at 2% above prime. At March 31, 2009 Cabo utilized $994,414 of this facility. These leases will be paid down over the next three years.

It is Senior Management's belief that we will generate sufficient cash flow to meet current and future working capital, capital expenditure and debt obligations. As of March 31, 2009, the Company had drawn down $3.87 million on the $5.00 million operating line; $894,981 on the $1.50 million demand loan; and, $279,412 on the $3.50 million capital loan/ lease facility.

Contractual Obligations

The following table represents the Company's future payment obligations:

Long term debt and leases:

Expressed in thousands $ (000's)		**Payments Due by Period**			
	Total	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years
Long-term debt & Capital Leases	2,817	1,035	1,191	399	192
Total Contractual Obligations	2,817	1,035	1,191	399	192

(1) Imputed Interest of $402,469 is included in the payment schedule

Outstanding Share Data

There were no changes during the nine months of fiscal 2009 in total common shares outstanding. At March 31, 2009 the total issued and outstanding shares is 47,767,013.

During the fiscal year ending June 30, 2008, a total of 7,520,167 warrants were exercised for gross proceeds of $3,766,834 (1,143,700 warrants expired). At March 31, 2009, there were no warrants outstanding.

In December 2008, the Company cancelled all of its outstanding stock options. Following the cancellation, the Company has no stock options granted under its rolling 10% stock option plan. Any future options to directors, officers, employees and consultants will be granted, subject to TSX Venture Exchange acceptance, on terms in accordance with the Company's Stock Option Plan and with Exchange policy.

Commitments

Redistribution of the International Millennium Mining Corp ("IMMC") Units

On December 29, 2006 Cabo closed the sale of its resource properties to IMMC. Pursuant to the transaction, the Company transferred all of the resource properties to IMMC in exchange for 10,000,000 units of IMMC. Each unit consisted of one IMMC common share and one-third (1/3) of a warrant. Each full warrant entitled the holder to purchase one share in the capital stock of IMMC for thirty-five cents ($0.35) within a period of two years.

The Company was to redistribute 10,051,336 Units to its shareholders on a ratio of one IMMC unit for each four (4) shares of the Company as of the record date January 11, 2007. To March 31, 2009 the Company has distributed or sold on behalf of its shareholders 8,233,583 IMMC shares and distributed 2,497,844 warrants to the Company's shareholders.

As of March 31, 2009, the Company's trust account for its U.S. shareholders commitment is holding 1,817,753 undistributed shares.

Transactions with Related Parties

Expressed in thousands $ (000's)	Q3-09	Q2-09	Q1-09	Q4-08
John A. Versfelt, Chairman, President and CEO, provides executive management and bookkeeping services to the Company through American Resources Management Consultants Inc., a company owned and controlled by Mr. Versfelt	46	49	48	48

Subsequent Events

On April 27, 2009, the Company finalized a convertible debenture on an outstanding account due from a client. The debenture in the amount of $511,590 USD is repayable in three equal payments with interest accruing at 12% per annum on the outstanding balance over three years. The debenture is secured by certain assets of the client.

Business Outlook and Strategy

The mineral drilling industry is dependent on demand for and supply of precious, base and strategic metals as well as precious stones. Demand and supply factors for these commodities can change dramatically up and down, as we have witnessed in the past two years, causing dynamic shifts in the supply of drills and drilling personnel from under supply to over supply. The recent financial stress in financial credit and equity markets, as well as significant global currency and economy changes have caused substantial negative changes to the global metals supply and demand factors, resulting in much uncertainty in the global mining and related services markets. Management has initiated comprehensive cost and spending controls, as well as risk management procedures throughout the Company. Largely due to prudent debt management over the past two years, the Company's banking facilities are safe and debt ratios are low. Senior management is very focused on careful cash management, reduction of debt, high customer relations and high employee relations.

Historical corporate strategies of building the long term customer base revenues and attracting new clients, while achieving operating efficiencies will continue, but with the slowdown in growth, management has greater opportunity to be even more focused on basic business principles, including:

1. Improving utilization of existing rigs over eight divisions;
2. Sharing of drills & people between divisions;
3. Actively working to enhance the Company's human capital;
4. Expanding effective capacity per drill;
5. Building and maintaining a highly cost effective organization; and
6. Aggressively promoting and marketing Cabo's services.

During the past two years, the Company has very much improved its drilling fleet which will allow it to better service its customers at a reduced cost.

General Risks and Uncertainties

Cabo is subject to a number of risks and uncertainties.

Competition

Contract drilling is a highly competitive industry, where numerous competitors tender bids for contracts. The Company's ongoing ability to continue to secure profitable contracts on an ongoing basis is not assured.

Cyclical Downturn

The most significant operating risk is a downturn in demand for minerals and metals which directly impacts the need for drilling services. To mitigate this risk, the Company has exploited its competitive advantage in specialized drilling such as geotechnical, geo-environmental, as well as drilling in difficult environmental conditions.

As the mining cycle lengthens and activity levels increase, the requirement for working capital, particularly accounts receivable and inventory, grows. Accounts receivable levels from junior mining companies typically increase. Junior mining companies are heavily dependent on the capital markets and any change in outlook of the mining sector, or lack of success of their exploration activities, can quickly affect their ability to carry on drilling programs as, we have witnessed over the past twelve (12) months. The Company manages this risk by closely monitoring accounts receivable aging and the activity of junior mining companies in the capital markets. Deposits and letters of credit are required for 95% of all drilling contracts.

Levels of inventory increase from increased revenue activity and an increase in activity in remote locations. In the event of a sudden downturn the Company may be exposed to inventory carrying costs and possible obsolescence. At this point, management has determined that there is little obsolescence within the Company. However, it is substantially reducing purchases and using existing inventory, as well as moving inventory between divisions as the demands ebb and flow in the seven areas of the world where the Company is located. Also, in order to minimize exposure to high inventory risk, the Company works closely with its customers to anticipate and plan for scheduled reductions in their drilling programs.

Country Risk

The Company has been expanding its operations outside of North America into Central & South America, West and East Europe, as well as West Africa. With this, comes the risk of dealing in a variety of business and political jurisdictions. Unanticipated economic, political, tax related, regulatory or legal changes could have a negative impact on operations and assets. The risks include, but are not limited to, extreme fluctuations in currency exchange rates and high rates of inflation, changes in mining or investment policies or shifts in political attitude that may adversely affect the business. The Company continues to monitor developments in all current jurisdictions.

Workforce Availability

The change in the metals and minerals industry has eliminated the shortage of qualified drillers. In the past two years, the Company implemented a number of initiatives to retain experienced existing and new employees for the field, as well as for international management. In addition, the Company has been successful at utilizing non-Canadian drillers and in its international operations.

We believe that as we experience the existing difficult market conditions, the dedicated people that the Company hired will rise to the challenge and help the Company weather the storm that will likely continue into the Company's first quarter of fiscal 2010.

Reliance on Key Accounts

The Company has a number of accounts that make up a significant portion of overall revenue and gross profits. When a contract expires or is terminated there is no guarantee that the Company has sufficient replacement contracts. Cabo continues to work with its existing client base and is actively pursuing new clients in order to minimize exposure in this area.

Long Term Contracts

The Company may enter into long term contracts with customers at fixed prices. The Company's expenses may vary significantly over a contract period due to fluctuations in the cost of labour, materials and equipment, consequently creating variations in the profitability of these contracts with fixed prices. The Company mitigates this risk by anticipating an escalation in costs when bidding on projects or providing for cost escalation in the contract. However, significant price fluctuations without warning could negatively impact the Company's margins.

Extreme Weather Conditions

The Company has operations across Canada and globally that are subject to extreme weather conditions which can have a significant impact on its operations. In addition, natural and other disasters could have an adverse impact.

Currency Fluctuations

The majority of the Company's business is conducted in Canadian dollars. However, Cabo has operations in USA, Liberia, Spain, Mexico and Panama where the Company does receive payments in foreign currency. In order to reduce its exposure to foreign exchange risks the Company contracts in U.S. dollars and Euros. This may negatively impact a project's profitability due to currency exchange volatility. Margin performance however is less affected by currency fluctuations as a large portion of costs are typically in the same currency as revenues. Furthermore, certain larger foreign currency contracts contain clauses smoothing out foreign exchange risks for both the Company and its clients. The Company holds US Dollar, Euros and Mexico Pesos denominated currencies and securities that may be subject to exchange volatility.

Acquisition Integration

The Company has worked towards its strategic objective of becoming a drilling service provider of sufficient size to benefit from economies of scale and to provide the foundation from which to pursue new opportunities. In the past, business acquisitions were an important tool in this pursuit, but over the last four years no acquisitions have taken place, precluding any integration problems.

Metal Prices and Marketability of Minerals

Metal prices fluctuate widely and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectation of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities, and worldwide production levels. These factors include market supply and demand fluctuations, the proximity of metal markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, the import and export of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

Critical Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses for the reporting period. Significant areas requiring use of management estimates relate to the useful lives of capital assets for amortization purposes, inventory valuation, valuation of future income taxes, assumptions used in compilation of stock-based compensation, and amounts recorded as accrued liabilities. Actual results, therefore, could differ from these estimates. A summary of the Company's significant accounting policies is set out in Note 2 of the consolidated financial statements for the year ended June 30, 2008.

The accounting estimates believed to require the most difficult, subjective or complex judgments and which are the most critical to our reporting of results of operations and financial positions are as follows:

Allowance for Doubtful Accounts

The Company performs ongoing credit evaluations of its customers and grants credit based upon past payment history, financial condition and anticipated industry conditions. Customer payments are carefully and regularly monitored, and a provision for doubtful accounts is established based upon specific situations and overall industry conditions.

Excess and Obsolete Inventory Provisions

The Company regularly reviews the quantities of inventory on hand and provisions for obsolete inventory. Significant or unanticipated changes in business conditions could impact the amount and timing of any additional provision for excess or obsolete inventory that may be required.

Impairment of Long Lived Assets

The carrying value of long lived assets is regularly reviewed for impairment or whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Significant, unanticipated changes to these assumptions could require a provision for impairment in the future.

Amortization

The Company's capital assets are amortized based upon estimates of useful lives and salvage values. These estimates may change as more experience is gained, market conditions shift or new technological advancements are made.

Income Taxes

The Company uses the liability method which takes into account the differences between financial statement treatment and tax treatment of certain transactions, assets and liabilities. Future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Valuation allowances are established to reduce future tax assets when there is potential that some or all of the asset will not be realized. Estimates of future taxable income and the continuation of ongoing prudent tax planning arrangements have been considered in assessing the utilization of available tax losses. Changes in circumstances and assumptions and clarifications of uncertain tax regimes may require changes to the valuation allowances associated with the Company's future tax assets.

Off Balance Sheet Financing

The Company does not have any off-balance sheet arrangements.

Proposed Transactions

The Company has not entered into any proposed transactions.

Hedges

The new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed. As at March 31, 2009 the Company has not designated any hedging relationships.

Changes in Accounting Policies including Initial Adoption

Financial Instruments – Disclosure & Presentation

In March 2007, the CICA issued Section 3862, "Financial Instruments – Disclosures", and Section 3863, "Financial instruments – Presentation", which together comprise a complete set of disclosure and presentation requirements that revise and enhance current disclosure requirements for financial instruments. These sections apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. Section 3862 requires disclosure of additional detail by financial asset and liability categories. Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. Effective June 30, 2008, the Company implemented these disclosures, although the adoption of these sections did not impact the Company.

Comprehensive Income

Effective July 1, 2006, the Company adopted CICA Handbook Section 1530, which establishes standards for reporting and presenting comprehensive income, defined as the change in equity from transactions and other events from non-owner sources. Accordingly, a new consolidated statement of operations and comprehensive income now forms part of the Company's consolidated financial statements and displays current period net income and other comprehensive loss. Other comprehensive loss consists of unrealized losses on available-for-sale financial assets. The cumulative changes in other comprehensive loss are included in accumulated other comprehensive loss, which is a new category within shareholders' equity in the consolidated balance sheet.

Inventory

In June 2007, the CICA issued Section 3031, "Inventories", which requires inventory to be measured at the lower of cost and net realizable value and which includes guidance on the determination of cost, including allocation of overheads and other costs to inventory. Further, it requires the reversal of previous write-downs to net realizable value when the economic circumstances have changed to support an increased inventory value. This standard is effective for fiscal years beginning on or after January 1, 2008. The Company is in the process of evaluating the impact of this standard.

Accounting Policy Choice for Transaction Costs

On June 1, 2007, the Emerging Issues Committee of the CICA issued Abstract No. 166, "Accounting Policy Choice for Transaction Costs" ("EIC-166"). This EIC addresses the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial assets and financial liabilities that are classified as other than held-for-trading. Specifically, it requires that the same accounting policy choice be applied to all similar financial instruments classified as other than held-for-trading, but permits a different policy choice for financial instruments that are not similar. The Company has adopted EIC-166 effective June 30, 2008, which requires retroactive application to all transaction

costs accounted for in accordance with CICA Handbook Section 3855, "Financial Instruments – Recognition and Measurement". The Company has evaluated the impact of EIC-166 and determined that no adjustments are currently required.

Capital Disclosures

The CICA issued a new accounting standard, Section 1535, "Capital Disclosures", which requires the disclosure of both qualitative and quantitative information that provides users of financial statements with information to evaluate the entity's objectives, policies and processes for managing capital. This new section will be effective for the Company beginning July 1, 2008. The Company is currently assessing the impact of the above new accounting standards on the Company's financial positions and results of operations.

Accounting Changes

Effective July 1, 2007, the Company adopted Section 1506, "Accounting Changes", which establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and the correction of errors. The disclosure is to include, on an interim and annual basis, a description and the impact on the Company of any new primary source of GAAP that has been issued but is not yet effective. The impact that the adoption of Section 1506 will have on the Company's results of operations and financial condition will depend on the nature of future accounting changes.

Internal Controls over Financial Reporting

Management has designed internal controls over financial reporting (as defined in Multilateral Instrument 52-109, Certification of Disclosure in Issuers' Annual and Interim Filings) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

There have been no changes in our internal controls over financial reporting during the quarter ended March 31, 2009, that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Convergence with International Financial Reporting Standards

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Additional Sources of Information

Additional information relating to Cabo Drilling Corp., including the Company's Annual Report for the most recent financial year, can be found on SEDAR at www.sedar.com.